UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2019

PLDT INC.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):     Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

PLDT
PLDT INC.
(Registrant)

By:	/s/ Marilyn A. Victorio-Aquino
Name:	Marilyn A. Victorio-Aquino
Title:	Chief Legal Counsel

Date: 05/09/2019

SEC Number	PW-55
File Number

PLDT Inc.

(Company’s Full Name)

Ramon Cojuangco Building

Makati Avenue, Makati City

(Company’s Address)

(632) 816-8556

(Telephone Number)

Not Applicable

(Fiscal Year Ending)

(month & day)

SEC Form 17-Q

Form Type

Not Applicable

Amendment Designation (if applicable)

March 31, 2019

Period Ended Date

Not Applicable

(Secondary License Type and File Number)

May 9, 2019

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.
Director – Markets and Securities Regulations Dept.

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.2, we submit herewith two (2) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the three months (3) months ended March 31, 2019.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C	.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License Type, If Applicable
1	7	-	Q	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
jacabal@pldt.com.ph	(02) 816-8534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,641 as at March 31, 2019	Every 2nd Tuesday in June	December 31

CONTACT PERSON INFORMATION

The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
June Cheryl A. Cabal-Revilla	jacabal@pldt.com.ph	(02) 816-8534

Contact Person’s Address
11/F Ramon Cojuangco Bldg. Makati Ave., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”) AND

SRC 17 (2) (b) THEREUNDER

1.	For the quarterly period ended	March 31, 2019

2.	SEC Identification Number	PW-55

3.	BIR Tax Identification No.	000-488-793

4.	PLDT Inc.
Exact name of registrant as specified in its charter

5.	Republic of the Philippines
Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:	(SEC Use Only)

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721
	Address of registrant’s principal office	Postal Code

8.	(632) 816-8556
Registrant’s telephone number, including area code

9.	Not Applicable
Former name, former address, and former fiscal year, if changed since last report

10.	Securities registered pursuant to Sections 8 of the SRC

	Title of Each Class	Number of Shares of Common Stock Outstanding
	Common Capital Stock, Php5 par value	216,055,775 shares as at March 31, 2019

11.	Are any or all of these securities listed on the Philippine Stock Exchange?

	Yes [ X ]	No [ ]

12.	Check whether the registrant

(a)

has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports):

	Yes [ X ]	No [ ]

(b)	has been subject to such filing requirements for the past 90 days.

	Yes [ X ]	No [ ]

PART I – FINANCIAL INFORMATION

Item 1.	Consolidated Financial Statements

Our consolidated financial statements as at March 31, 2019 (unaudited) and December 31, 2018 (audited) and for the three months ended March 31, 2019 and 2018 (unaudited) and related notes (pages F-1 to F-164) are filed as part of this report on Form 17-Q.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean PLDT Inc. and its consolidated subsidiaries, and references to “PLDT” mean PLDT Inc., not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes.  Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos.  Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php52.63 to US$1.00, the exchange rate as at March 31, 2019 quoted through the Bankers Association of the Philippines.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement.  We have chosen these assumptions or bases in good faith.  These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control.  In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors.  When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report.  You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it.  New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us.  We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof.  In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

Financial Highlights and Key Performance Indicators

	Three months ended March 31,		Increase (Decrease)
	2019	2018	Amount	%
(amounts in million Php, except for EBITDA margin, earnings per common share)	(Unaudited)
Consolidated Income Statement
Revenues	41,433	40,507	926	2
Expenses	31,128	33,561	(2,433)	(7)
Other income (expenses) – net	(1,292)	1,889	(3,181)	(168)
Income before income tax	9,013	8,835	178	2
Net income	6,723	6,924	(201)	(3)
Core income	6,596	6,003	593	10
EBITDA	19,847	16,533	3,314	20
EBITDA margin(1)	50%	44%	—	—
Reported earnings per common share:
Basic	30.98	31.87	(0.89)	(3)
Diluted	30.98	31.87	(0.89)	(3)
Core earnings per common share(2):
Basic	30.46	27.72	2.74	10
Diluted	30.46	27.72	2.74	10

	March 31,	December 31,	Increase (Decrease)
	2019	2018	Amount	%
(amounts in million Php, except for net debt to equity ratio)	(Unaudited)	(Audited)
Consolidated Statements of Financial Position
Total assets	496,536	482,750	13,786	3
Property and equipment	200,062	195,964	4,098	2
Cash and cash equivalents and short-term investments	45,391	52,819	(7,428)	(14)
Total equity attributable to equity holders of PLDT	109,361	112,358	(2,997)	(3)
Long-term debt, including current portion	173,986	176,276	(2,290)	(1)
Net debt(3) to equity ratio	1.18x	1.10x	—	—

	Three months ended March 31,		Change
	2019	2018	Amount	%
(amounts in million Php, except for operational data)	(Unaudited)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	16,477	16,316	161	1
Net cash used in investing activities	(17,474)	(16,161)	(1,313)	(8)
Payment for purchase of property and equipment, including capitalized interest	(18,938)	(12,944)	(5,994)	(46)
Net cash used in financing activities	(5,385)	(4,692)	(693)	(15)
Operational Data
Number of mobile subscribers	63,948,886	58,117,819	5,831,067	10
Prepaid	61,585,197	55,666,020	5,919,177	11
Postpaid	2,363,689	2,451,799	(88,110)	(4)
Number of broadband subscribers	2,016,507	1,995,900	20,607	1
Fixed Line broadband	1,818,530	1,772,836	45,694	3
Fixed Wireless broadband	197,977	223,064	(25,087)	(11)
Number of fixed line subscribers	2,707,077	2,707,079	(2)	—
Number of employees:	18,764	17,814	950	5
Fixed Line	12,440	10,843	1,597	15
LEC	10,306	6,853	3,453	50
Others	2,134	3,990	(1,856)	(47)
Wireless	6,324	6,971	(647)	(9)

(1)	EBITDA margin for the period is measured as EBITDA divided by service revenues.
(2)	Core earnings per common share, or EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.
(3)	Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion).

Exchange Rates – per US$	Month end rates	Weighted average rates during the year
March 31, 2019	52.63	52.37
December 31, 2018	52.56	52.68
March 31, 2018	52.25	51.45
December 31, 2017	49.96	50.41

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance.  These are summarized below and discussed later in this report.

EBITDA

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income – net.  EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector.  We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS.  EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS.  Unlike net income, EBITDA does not include depreciation and amortization, and financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital.  We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data.  We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA.  Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.  The core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Also, core income is used by management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees.  Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance.  Unlike net income, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses.  We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance.  Such PFRS-based measurements include income before income tax and net income.  Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Overview

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multimedia services nationwide.  We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance:

•

Wireless — mobile telecommunications services provided by Smart Communications, Inc., or Smart, and Digitel Mobile Philippines, Inc., or DMPI, our mobile service providers; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global Corporation, or PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line — fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., Bonifacio Communications Corporation, PLDT Global and certain subsidiaries, and Digital Telecommunications Phils., Inc., or Digitel, all of which together account for approximately 4% of our consolidated fixed line subscribers; data center, cloud, cyber security services, managed information technology services and resellership through ePLDT, Inc., or ePLDT, IP Converge Data Services, Inc., or IPCDSI, and subsidiary, or IPCDSI Group, ABM Global Solutions, Inc., or AGS, and its subsidiaries, or AGS Group, Curo Teknika, Inc. and ePDS, Inc., or ePDS; full service customer rewards and loyalty programs provided by MVP Rewards and Loyalty Solutions, Inc., or MRSI; and distribution of Filipino channels and content through Pilipinas Global Network Limited and its subsidiaries; and

•

Others — Voyager Innovations Holdings, Pte. Ltd., or VIH, and certain subsidiaries, the digital innovations arm of PLDT and Smart, which was deconsolidated from PLDT Communications and Energy Ventures, Inc., or PCEV, effective November 30, 2018; PCEV, PLDT Global Investment Holdings, Inc., PLDT Global Investments Corporation, or PGIC, PLDT Digital Investments Pte. Ltd., or PLDT Digital, and its subsidiaries, our investment companies.

As at March 31, 2019, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated net income to our consolidated EBITDA and our consolidated core income for the three months ended March 31, 2019 and 2018 are set forth below.

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the three months ended March 31, 2019 and 2018:

	2019	2018
	(Unaudited)
	(amounts in million Php)
Consolidated net income	6,723	6,924
Add (deduct) adjustments:
Depreciation and amortization	9,346	9,373
Provision for income tax	2,290	1,911
Financing costs – net	2,001	1,698
Equity share in net losses (earnings) of associates and joint ventures	370	(74)
Amortization of intangible assets	196	214
Impairment of investments	34	60
Foreign exchange losses – net	18	1,142
Gains on derivative financial instruments – net	3	(530)
Interest income	(552)	(477)
Other income – net	(582)	(3,708)
Total adjustments	13,124	9,609
Consolidated EBITDA	19,847	16,533

The following table shows the reconciliation of our consolidated net income to our consolidated core income for the three months ended March 31, 2019 and 2018:

	2019	2018
	(Unaudited)
	(amounts in million Php)
Consolidated net income	6,723	6,924
Add (deduct) adjustments:
Manpower rightsizing program	209	—
Impairment of investments	34	60
Foreign exchange losses – net	18	1,142
Core income adjustment on equity share in net losses of associates and joint ventures	18	12
Depreciation due to shortened life of property and equipment	—	2,392
Gains on derivative financial instruments – net, excluding hedge costs	(10)	(546)
Net income attributable to noncontrolling interests	(15)	(24)
Unrealized gain in fair value of investments	(320)	(3,350)
Net tax effect of aforementioned adjustments	(61)	(607)
Total adjustments	(127)	(921)
Consolidated core income	6,596	6,003

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, provision for income tax, net income (loss)/segment profit (loss), EBITDA, EBITDA margin and core income for the three months ended March 31, 2019 and 2018.  In each of the three months ended March 31, 2019 and 2018, majority of our revenues are derived from our operations within the Philippines.  Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	Others(1)	Inter-segment Transactions	Consolidated
	(amounts in million Php, except for EBITDA margin)
For the three months ended March 31, 2019 (Unaudited)
Revenues	22,489	21,999	—	(3,055)	41,433
Expenses	17,135	17,014	6	(3,027)	31,128
Other income (expenses) - net	(1,292)	(537)	38	499	(1,292)
Income (loss) before income tax	4,062	4,448	32	471	9,013
Provision for income tax	1,159	1,118	13	—	2,290
Net income (loss)/Segment profit (loss)	2,903	3,330	19	471	6,723
EBITDA	12,166	9,044	(6)	(1,357)	19,847
EBITDA margin(2)	58%	42%	—	—	50%
Core income (loss)	2,984	3,408	(267)	471	6,596

For the three months ended March 31, 2018 (Unaudited)
Revenues	22,592	20,457	312	(2,854)	40,507
Expenses	20,245	15,558	998	(3,240)	33,561
Other income (expenses) - net	(590)	(60)	2,875	(336)	1,889
Income (loss) before income tax	1,757	4,839	2,189	50	8,835
Provision for (benefit from) income tax	474	1,308	114	15	1,911
Net income (loss)/Segment profit (loss)	1,283	3,531	2,075	35	6,924
EBITDA	8,539	8,229	(621)	386	16,533
EBITDA margin(2)	41%	42%	-206%	—	44%
Core income (loss)	3,147	3,351	(530)	35	6,003

Increase (Decrease)
Revenues	(103)	1,542	(312)	(201)	926
Expenses	(3,110)	1,456	(992)	213	(2,433)
Other income (expenses) - net	(702)	(477)	(2,837)	835	(3,181)
Income before income tax	2,305	(391)	(2,157)	421	178
Provision for income tax	685	(190)	(101)	(15)	379
Net income/Segment profit	1,620	(201)	(2,056)	436	(201)
EBITDA	3,627	815	615	(1,743)	3,314
Core income (loss)	(163)	57	263	436	593

(1)

Other business segment includes results of operations of VIH, resulting from the transfer from Smart to PCEV in April 2018.  Consequently, we reclassified the presentation of VIH from Wireless to Other business segment.

(2)	EBITDA margin for the period is measured as EBITDA divided by service revenues.

In the first quarter of 2019, we adopted PFRS 16, Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under PAS 17, Leases.  We applied the modified retrospective approach upon adoption of PFRS 16 on January 1, 2019 and applied the standard to contracts that were previously identified as leases applying PAS 17 and Philippine Interpretation IFRIC 4, Determining whether an Arrangement contains a Lease.  Under this approach, the cumulative effect arising from the transition was recognized as an adjustment to the opening balance of retained earnings. Accordingly, comparative information for prior periods were not restated.

See Note 2 – Summary of Significant Accounting Policies – New and Amended Standards and Interpretations to the accompanying unaudited consolidated financial statements for further discussions.

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php41,433 million for the three months ended March 31, 2019, an increase of Php926 million, or 2%, as compared with Php40,507 million in the same period in 2018, primarily due to higher revenues from data services in our Fixed Line business segment and higher mobile services from our Wireless business segment, partially offset by lower voice revenues from our Fixed Line business segment.

In compliance with Memorandum Circular No. 05-07-2018 issued by the National Telecommunications Commission, or NTC, the interconnection rate for our voice calls was reduced to Php0.50 per minute from Php2.50 per minute, and the rate for SMS was down to Php0.05 per message from Php0.15 per message effective
September 1, 2018.

The following table shows the breakdown of our consolidated revenues by services for the three months ended March 31, 2019 and 2018:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the three months ended March 31, 2019
Service Revenues
Wireless	21,122			(529)	20,593
Mobile	20,711			(235)	20,476
Home broadband	27			—	27
MVNO and others	384			(294)	90
Fixed Line		21,539		(2,525)	19,014
Voice		6,349		(500)	5,849
Data		14,677		(1,862)	12,815
Home broadband		6,875		(47)	6,828
Corporate data and ICT		7,802		(1,815)	5,987
Miscellaneous		513		(163)	350
Others			—	—	—
Total Service Revenues	21,122	21,539	—	(3,054)	39,607
Non-Service Revenues
Sale of computers, phone units and mobile handsets	1,367	366	—	(2)	1,731
Point-product sales	—	94	—	1	95
Total Non-Service Revenues	1,367	460	—	(1)	1,826
Total Revenues	22,489	21,999	—	(3,055)	41,433

For the three months ended March 31, 2018
Service Revenues
Wireless	20,625			(769)	19,856
Mobile	20,040			(315)	19,725
Home broadband	433			(385)	48
MVNO and others	152			(69)	83
Fixed Line		19,672		(2,080)	17,592
Voice		7,083		(508)	6,575
Data		12,137		(1,399)	10,738
Home broadband		5,551		(66)	5,485
Corporate data and ICT		6,586		(1,333)	5,253
Miscellaneous		452		(173)	279
Others			301	(4)	297
Total Service Revenues	20,625	19,672	301	(2,853)	37,745
Non-Service Revenues
Sale of computers, phone units and mobile handsets	1,967	629	11	(1)	2,606
Point-product sales	—	156	—	—	156
Total Non-Service Revenues	1,967	785	11	(1)	2,762
Total Revenues	22,592	20,457	312	(2,854)	40,507

The following table shows the breakdown of our consolidated revenues by business segment for the three months ended March 31, 2019 and 2018:

					Change
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Wireless	22,489	54	22,592	56	(103)	—
Fixed Line	21,999	53	20,457	50	1,542	8
Others(1)	—	—	312	1	(312)	(100)
Inter-segment transactions	(3,055)	(7)	(2,854)	(7)	(201)	(7)
Consolidated	41,433	100	40,507	100	926	2
(1)	Other business segment includes revenues from digital platforms and mobile financial services.

Expenses

Consolidated expenses decreased by Php2,433 million, or 7%, to Php31,128 million for the three months ended March 31, 2019 from Php33,561 million in the same period in 2018, primarily due to lower selling, general and administrative expenses, interconnection costs, and cost of sales and services in our Wireless business segment, as well as lower expenses in our Other business segment due to the deconsolidation of VIH, partially offset by higher depreciation and amortization, interconnection costs, and selling, general and administrative expenses in our Fixed Line business segment.

The following table shows the breakdown of our consolidated expenses by business segment for the three months ended March 31, 2019 and 2018:

					Change
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Wireless	17,135	55	20,245	60	(3,110)	(15)
Fixed Line	17,014	55	15,558	47	1,456	9
Others	6	—	998	3	(992)	(99)
Inter-segment transactions	(3,027)	(10)	(3,240)	(10)	213	7
Consolidated	31,128	100	33,561	100	(2,433)	(7)

Other Income (Expenses) – Net

Consolidated other expenses amounted to Php1,292 million for the three months ended March 31, 2019, a change of Php3,181 million, or 168%, as against other income of Php1,889 million in the same period in 2018, primarily due to lower unrealized gain on fair value of Rocket Internet investment and the equity share in net losses of VIH from our Other business segment and higher financings costs from our Wireless business segment, partially offset by lower net foreign exchange losses from our Wireless and Other business segments.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the three months ended March 31, 2019 and 2018:

			Change
	2019	2018	Amount	%
	(amounts in million Php)
Wireless	(1,292)	(590)	(702)	(119)
Fixed Line	(537)	(60)	(477)	(795)
Others	38	2,875	(2,837)	(99)
Inter-segment transactions	499	(336)	835	249
Consolidated	(1,292)	1,889	(3,181)	(168)

Net Income (Loss)

Consolidated net income decreased by Php201 million, or 3%, to Php6,723 million for the three months ended March 31, 2019, from Php6,924 million in the same period in 2018, primarily due to lower net income from our Fixed Line and Other business segments, partly offset by higher net income from our Wireless business segment.  Our consolidated basic and diluted EPS decreased to Php30.98 for the three months ended March 31, 2019 from Php31.87 in the same period in 2018.  Our weighted average number of outstanding common shares was approximately 216.06 million in each of 2019 and 2018.

The following table shows the breakdown of our consolidated net income by business segment for the three months ended March 31, 2019 and 2018:

					Change
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Wireless	2,903	43	1,283	19	1,620	126
Fixed Line	3,330	50	3,531	51	(201)	(6)
Others	19	—	2,075	30	(2,056)	(99)
Inter-segment transactions	471	7	35	—	436	1,246
Consolidated	6,723	100	6,924	100	(201)	(3)

EBITDA

Our consolidated EBITDA amounted to Php19,847 million for the three months ended March 31, 2019, an increase of Php3,314 million, or 20%, as compared with Php16,533 million in the same period in 2018, primarily due higher EBITDA in our Wireless and Fixed Line business segments.

The following table shows the breakdown of our consolidated EBITDA by business segment for the three months ended March 31, 2019 and 2018:

					Change
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Wireless	12,166	61	8,539	52	3,627	42
Fixed Line	9,044	46	8,229	50	815	10
Others	(6)	—	(621)	(4)	615	99
Inter-segment transactions	(1,357)	(7)	386	2	(1,743)	(452)
Consolidated	19,847	100	16,533	100	3,314	20

Core Income

Our consolidated core income amounted to Php6,596 million for the three months ended March 31, 2019, an increase of Php593 million, or 10%, as compared with Php6,003 million in the same period in 2018.  Our consolidated basic and diluted core EPS increased to Php30.46 for the three months ended March 31, 2019 from Php27.72 in the same period in 2018.

The following table shows the breakdown of our consolidated core income by business segment for the three months ended March 31, 2019 and 2018:

					Change
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Wireless	2,984	45	3,147	52	(163)	(5)
Fixed Line	3,408	52	3,351	56	57	2
Others	(267)	(4)	(530)	(9)	263	50
Inter-segment transactions	471	7	35	1	436	1,246
Consolidated	6,596	100	6,003	100	593	10

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php22,489 million from our Wireless business segment for the three months ended March 31, 2019, a decrease of Php103 million from Php22,592 million in the same period in 2018.

The following table summarizes our total revenues by service from our Wireless business segment for the three months ended March 31, 2019 and 2018:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	20,711	92	20,040	89	671	3
Home broadband	27	—	433	2	(406)	(94)
MVNO and others(1)	384	2	152	—	232	153
Total Wireless Service Revenues	21,122	94	20,625	91	497	2
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	1,367	6	1,967	9	(600)	(31)
Total Wireless Revenues	22,489	100	22,592	100	(103)	—

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facilities service fees.

Service Revenues

Our wireless service revenues for the three months ended March 31, 2019 increased by Php497 million, or 2%, to Php21,122 million as compared with Php20,625 million in the same period in 2018, mainly as a result of higher mobile revenues, partially offset by lower revenues from home broadband services.  As a percentage of our total wireless revenues, service revenues accounted for 94% and 91% for the three months ended March 31, 2019 and 2018, respectively.

Mobile Services

Our mobile service revenues amounted to Php20,711 million for the three months ended March 31, 2019, an increase of Php671 million, or 3%, from Php20,040 million in the same period in 2018.  Mobile service revenues accounted for 98% and 97% of our wireless service revenues for the three months ended March 31, 2019 and 2018, respectively.  In the third quarter of 2018, the revenue split allocation among voice, SMS and data for our mobile bundled plans was revised to reflect the current usage behavior pattern of our subscribers based on the network study conducted for our Wireless business segment.

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	11,643	56	6,673	33	4,970	74
Voice	6,143	30	6,953	35	(810)	(12)
SMS	2,583	12	5,919	30	(3,336)	(56)
Inbound roaming and others(1)	342	2	495	2	(153)	(31)
Total	20,711	100	20,040	100	671	3

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php4,970 million, or 74%, to Php11,643 million for the three months ended March 31, 2019 from Php6,673 million in the same period in 2018 due to increased mobile internet usage driven mainly by enhanced data products and consumer engagement promos, supported by continuous network improvement and LTE migration, as well as the impact of the revised revenue split allocation, partially offset by lower revenues from mobile broadband.  Data services accounted for 56% and 33% of our mobile service revenues for the three months ended March 31, 2019 and 2018, respectively.

The following table shows the breakdown of our mobile data service revenues for the three months ended March 31, 2019 and 2018:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	10,486	90	5,375	80	5,111	95
Mobile broadband	948	8	1,260	19	(312)	(25)
Other data(2)	209	2	38	1	171	450
Total	11,643	100	6,673	100	4,970	74

(1)	Includes revenues from web-based services, net of discounts and content provider costs.
(2)	Beginning third quarter of 2018, revenues from other data include value-added services, or VAS.

Mobile Internet

Mobile internet service revenues increased by Php5,111 million, or 95%, to Php10,486 million for the three months ended March 31, 2019 from Php5,375 million in the same period in 2018, primarily due to the following: (i) LTE migration efforts in 2018 which yielded growth in LTE SIMs and smartphone ownership among our subscriber base; (ii) consumer programs which include Smart Amazing 25, a loyalty program that rewarded around 12 million subscribers, Video Everyday promo and Road to Nationals that are driving the growth in Youtube, iFlix, NBA, iWantTV, and Mobile Legend users base; (iii) prevalent use of mobile apps, social networking and e-commerce sites, and other over-the-top, or OTT, services; and (iv) impact of the revised revenue split allocation.  Mobile internet services accounted for 51% and 27% of our mobile service revenues for the three months ended March 31, 2019 and 2018, respectively.

Mobile Broadband

Mobile broadband revenues amounted to Php948 million for the three months ended March 31, 2019, a decrease of Php312 million, or 25%, from Php1,260 million in the same period in 2018, primarily due to a decrease in the number of subscribers using pocket wifi as they shift to using mobile internet and fixed DSL/Fiber home broadband.  Mobile broadband services accounted for 5% and 6% of our mobile service revenues for the three months ended March 31, 2019 and 2018, respectively.

Other Data

Revenues from our other data services, which include VAS, domestic leased lines and share in revenue from PLDT WeRoam, increased by Php171 million to Php209 million for the three months ended March 31, 2019 from Php38 million in the same period in 2018.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php810 million, or 12%, to Php6,143 million for the three months ended March 31, 2019 from Php6,953 million in the same period in 2018, mainly on account of lower traffic due to subscribers’ shift to digital lifestyle with access to alternative calling options and other OTT services, and the impact of reduction in interconnection rates for voice services, as mandated by the NTC, partly offset by the effect of the revised revenue split allocation.  Mobile voice services accounted for 30% and 35% of our mobile service revenues for the three months ended March 31, 2019 and 2018, respectively.

Domestic voice service revenues decreased by Php351 million, or 6%, to Php5,315 million for the three months ended March 31, 2019 from Php5,666 million in the same period in 2018, due to lower domestic inbound and outbound voice service revenues.

International voice service revenues decreased by Php459 million, or 36%, to Php828 million for the three months ended March 31, 2019 from Php1,287 million in the same period in 2018, primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php3,336 million, or 56%, to Php2,583 million for the three months ended March 31, 2019 from Php5,919 million in the same period in 2018 mainly due to declining SMS volumes as a result of alternative text messaging options, such as OTT services and social media, and the impact of the revised revenue split allocation and reduction in interconnection rates for SMS services.  Mobile SMS services accounted for 12% and 30% of our mobile service revenues for the three months ended March 31, 2019 and 2018, respectively.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services decreased by Php153 million, or 31%, to Php342 million for the three months ended March 31, 2019 from Php495 million in the same period in 2018.

The following table shows the breakdown of our mobile service revenues by service type for the three months ended March 31, 2019 and 2018:

			Increase (Decrease)
	2019	2018	Amount	%
	(amounts in million Php)
Mobile service revenues	20,711	20,040	671	3
By service type
Prepaid	15,609	14,712	897	6
Postpaid	4,760	4,833	(73)	(2)
Inbound roaming and others	342	495	(153)	(31)

Prepaid Revenues

Revenues generated from our mobile prepaid services amounted to Php15,609 million for the three months ended March 31, 2019, an increase of Php897 million, or 6%, as compared with Php14,712 million in the same period in 2018.  Mobile prepaid service revenues accounted for 75% and 74% of mobile service revenues for the three months ended March 31, 2019 and 2018, respectively.  The increase in revenues from our mobile prepaid services was primarily driven by a higher mobile prepaid subscriber base combined with the sustained growth in mobile internet revenues.

Postpaid Revenues

Revenues generated from mobile postpaid service amounted to Php4,760 million for the three months ended March 31, 2019, a decrease of Php73 million, or 2%, as compared with Php4,833 million in the same period in 2018, and accounted for 23% and 24% of mobile service revenues for the three months ended March 31, 2019 and 2018, respectively.  The decrease in our mobile postpaid service revenues was primarily due to a lower postpaid subscriber base.

Subscriber Base, ARPU and Churn Rates

The following table shows our mobile subscriber base as at March 31, 2019 and 2018:

			Increase (Decrease)
	2019	2018	Amount	%
Mobile subscriber base
Smart(1)	23,476,732	21,601,011	1,875,721	9
Prepaid	22,011,859	20,198,965	1,812,894	9
Postpaid	1,464,873	1,402,046	62,827	4
TNT	33,531,651	29,231,950	4,299,701	15
Sun(1)	6,940,503	7,284,858	(344,355)	(5)
Prepaid	6,041,687	6,235,105	(193,418)	(3)
Postpaid	898,816	1,049,753	(150,937)	(14)
Total mobile subscribers	63,948,886	58,117,819	5,831,067	10

(1)	Includes mobile broadband subscribers.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card.  A prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload.

In compliance with Memorandum Circular (MC) No. 05-12-2017 issued jointly by the NTC, Department of Information and Communications Technology, and Department of Trade and Industry, Smart, TNT, and Sun extended the validity of prepaid loads to one year from the date of latest top-up.  Beginning January 2018, the one-year validity was implemented particularly on prepaid loads worth Php300 and above.  In July 2018, the one-year validity was fully implemented for all prepaid loads, including denominations lower than Php300, regardless of the validity period printed on the physical cards already out in the market.

The average monthly churn rates for Smart Prepaid subscribers were 3.5% and 6.8% for the three months ended March 31, 2019 and 2018, respectively, while the average monthly churn rates for TNT subscribers were 3.8% and 6.2% for the three months ended March 31, 2019 and 2018, respectively.  The average monthly churn rates for Sun Prepaid subscribers were 3.8% and 6.0% for the three months ended March 31, 2019 and 2018, respectively.

The average monthly churn rates for Smart Postpaid subscribers was 2.0% in each of the three months ended March 31, 2019 and 2018, and 1.5% and 3.9% for the three months ended March 31, 2019 and 2018, respectively, for Sun Postpaid subscribers.

The following table summarizes our average monthly ARPUs for the three months ended March 31, 2019 and 2018:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2019	2018	Amount	%	2019	2018	Amount	%
	(amounts in Php)
Prepaid
Smart	131	124	7	6	118	112	6	5
TNT	74	80	(6)	(8)	67	73	(6)	(8)
Sun	85	88	(3)	(3)	77	80	(3)	(4)
Postpaid
Smart	807	819	(12)	(1)	796	809	(13)	(2)
Sun	425	384	41	11	423	382	41	11

(1)

Gross monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Home Broadband

Revenues from our Home Broadband services decreased by Php406 million, or 94%, to Php27 million for the three months ended March 31, 2019 from Php433 million in the same period in 2018, which include facility service fees.

MVNO and Others

Revenues from our MVNO and other services increased by Php232 million, or 153%, to Php384 million for the three months ended March 31, 2019 from Php152 million in the same period in 2018, primarily due to facility service fees relating to Ultera, WiMAX and Shops.Work Unplugged, or SWUP, for the three months ended March 31, 2019, partially offset by lower revenue contribution from MVNOs of PLDT Global.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, mobile broadband data modems, tablets and accessories.  Our wireless non-service revenues decreased by Php600 million, or 31%, to Php1,367 million for the three months ended March 31, 2019 from Php1,967 million in the same period in 2018, primarily due to lower average selling price per unit and issuances of mobile handsets.

Expenses

Expenses associated with our Wireless business segment amounted to Php17,135 million for the three months ended March 31, 2019, a decrease of Php3,110 million, or 15%, from Php20,245 million in the same period in 2018.  The decrease was mainly attributable to lower selling, general and administrative expenses, interconnection costs, and cost of sales and services, partially offset by higher depreciation and amortization.  As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 76% and 90% in the three months ended March 31, 2019 and 2018, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the three months ended March 31, 2019 and 2018 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	7,353	43	9,529	47	(2,176)	(23)
Depreciation and amortization	6,616	39	5,996	30	620	10
Cost of sales and services	1,886	11	2,526	12	(640)	(25)
Provisions	719	4	748	4	(29)	(4)
Interconnection costs	533	3	1,446	7	(913)	(63)
Asset impairment	28	—	—	—	28	100
Total	17,135	100	20,245	100	(3,110)	(15)

Selling, general and administrative expenses decreased by Php2,176 million, or 23%, to Php7,353 million, primarily due to lower rent resulting mainly from the impact of adoption of PFRS 16, partly offset by higher expenses related to repairs and maintenance, and professional and other contracted services.

Depreciation and amortization charges increased by Php620 million, or 10%, to Php6,616 million, on account of higher depreciation, mainly due to the impact of adoption of PFRS 16, partly offset by lower depreciation due to shortened life of certain data network platform and other technology equipment resulting from the ongoing transformation projects which commenced in 2017, to improve and simplify the network and systems applications.

Cost of sales and services decreased by Php640 million, or 25%, to Php1,886 million, primarily due to lower issuances and average cost per unit of mobile handsets.

Interconnection costs decreased by Php913 million, or 63%, to Php533 million, primarily due to lower interconnection cost on domestic voice and SMS services, mainly due to the impact of reduction in interconnection rates for voice and SMS.

Provisions decreased by Php29 million, or 4%, to Php719 million, primarily due to lower provision for inventory obsolescence.

Asset impairment amounted to Php28 million and nil for the three months ended March 31, 2019 and 2018, respectively.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the three months ended March 31, 2019 and 2018:

			Change
	2019	2018	Amount	%
	(amounts in million Php)
Other Income (Expenses) - Net:
Financing costs – net	(1,670)	(517)	(1,153)	(223)
Foreign exchange losses – net	(22)	(509)	487	96
Gain on derivative financial instruments – net	(6)	312	(318)	(102)
Equity share in net earnings (losses) of associates and joint ventures	—	62	(62)	(100)
Interest income	228	146	82	56
Other income – net	178	(84)	262	312
Total	(1,292)	(590)	(702)	(119)

Our Wireless business segment’s other expenses amounted to Php1,292 million for the three months ended March 31, 2019, an increase of Php702 million, or 119%, from Php590 million in the same period in 2018, primarily due to the net effects of the following: (i) higher net financing costs by Php1,153 million mainly due to the impact of adoption of PFRS 16; (ii) net loss on derivative financial instruments of Php6 million in 2019 as against net gain on derivative financial instruments of Php312 million in 2018; (iii) equity share in net earnings of associates of Php62 million in 2018; (iv) higher interest income by Php82 million; (v) higher other income – net by Php262 million mainly due to lower impairment on Smart’s investment in AFPI and higher other miscellaneous income; and
(vi) lower net foreign exchange losses by Php487 million mainly due to the lower level of depreciation of the Philippine peso relative to the U.S. dollar.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php1,159 million for the three months ended March 31, 2019, an increase of Php685 million, or 145%, from Php474 million mainly due to higher taxable income.

Net Income

As a result of the foregoing, our Wireless business segment’s net income increased by Php1,620 million, or 126%, to Php2,903 million for the three months ended March 31, 2019 from Php1,283 million in the same period in 2018.

EBITDA

Our Wireless business segment’s EBITDA increased by Php3,627 million, or 42%, to Php12,166 million for the three months ended March 31, 2019 from Php8,539 million in the same period in 2018.  EBITDA margin increased to 58% for the three months ended March 31, 2019 from 41% in the same period in 2018.

Core Income

Our Wireless business segment’s core income decreased by Php163 million, or 5%, to Php2,984 million for the three months ended March 31, 2019 from Php3,147 million in the same period in 2018 on account of higher depreciation expense and net financing costs, partially offset by higher EBITDA.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php21,999 million for the three months ended March 31, 2019, an increase of Php1,542 million, or 8%, from Php20,457 million in the same period in 2018.

The following table summarizes our total revenues by service from our Fixed Line business segment for the three months ended March 31, 2019 and 2018:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	14,677	67	12,137	59	2,540	21
Voice	6,349	29	7,083	35	(734)	(10)
Miscellaneous	513	2	452	2	61	13
	21,539	98	19,672	96	1,867	9
Non-Service Revenues:
Sale of computers, phone units and point-product sales	460	2	785	4	(325)	(41)
Total Fixed Line Revenues	21,999	100	20,457	100	1,542	8

Service Revenues

Our fixed line service revenues increased by Php1,867 million, or 9%, to Php21,539 million for the three months ended March 31, 2019 from Php19,672 million in the same period in 2018, due to higher revenues from our data and miscellaneous services, partially offset by lower voice service revenues.  In the second quarter of 2018, the revenue split allocation between voice and data for our fixed line bundled plans was revised, in favor of data, to reflect the result of a network usage study from our Fixed Line business segment.

Data Services

The following table shows information of our data service revenues for the three months ended March 31, 2019 and 2018:

			Increase
	2019	2018	Amount	%
	(amounts in million Php)
Data service revenues	14,677	12,137	2,540	21
Home broadband	6,875	5,551	1,324	24
Corporate data and ICT	7,802	6,586	1,216	18

Our data services posted revenues of Php14,677 million for the three months ended March 31, 2019, an increase of Php2,540 million, or 21%, from Php12,137 million in the same period in 2018, primarily due to higher home broadband revenues from DSL and Fibr, higher corporate data and leased lines, and higher data center and ICT revenues.  The percentage contribution of this service segment to our fixed line service revenues accounted for 68% and 62% for the three months ended March 31, 2019 and 2018, respectively.

Home Broadband

Home broadband data revenues amounted to Php6,875 million for the three months ended March 31, 2019, an increase of Php1,324 million, or 24%, from Php5,551 million in the same period in 2018.  This growth is driven by increasing demand for broadband services which the company is providing through its existing copper network and a nationwide roll-out of its fiber-to-the-home, or FTTH, network, and the impact of the revised revenue split allocation.  Home broadband revenues accounted for 47% and 46% of total data service revenues in the three months ended March 31, 2019 and 2018, respectively.  In the first quarter of 2019, PLDT’s FTTH nationwide network rollout has passed 6.67 million homes.

Corporate Data and ICT

Corporate data services amounted to Php6,694 million for the three months ended March 31, 2019, an increase of Php1,011 million, or 18%, as compared with Php5,683 million in the same period in 2018, mainly due to sustained market traction of internet services, such as Dedicated Internet Access and FibrBiz, as a result of higher internet connectivity requirements, and key Multiprotocol Label Switching solutions, such as IP-VPN, Metro Ethernet and Shops.Work.  Corporate data revenues accounted for 46% and 47% of total data services in the three months ended March 31, 2019 and 2018, respectively.

ICT revenues increased by Php205 million, or 23%, to Php1,108 million for the three months ended March 31, 2019 from Php903 million in the same period in 2018 mainly due to higher revenues from colocation and managed IT services.  The percentage contribution of this service segment to our total data service revenues accounted for 7% in each of the three months ended March 31, 2019 and 2018.

Voice Services

Revenues from our voice services decreased by Php734 million, or 10%, to Php6,349 million for the three months ended March 31, 2019 from Php7,083 million in the same period in 2018, primarily due to lower revenues from local exchange and domestic services.  The decline was partly due to the continued popularity of services such as Skype, Viber, Line, Facebook Messenger, Google Talk and WhatsApp, offering free OTT calling services, and other similar services, as well as the impact of the revised revenue split allocation.  The percentage contribution of voice service revenues to our fixed line service revenues accounted for 30% and 36% for the three months ended March 31, 2019 and 2018, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees.  These service revenues increased by Php61 million, or 13%, to Php513 million for the three months ended March 31, 2019 from Php452 million in the same period in 2018 mainly due to higher management fees.  The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for 2% in each of the three months ended March 31, 2019 and 2018.

Non-service Revenues

Non-service revenues decreased by Php325 million, or 41%, to Php460 million for the three months ended March 31, 2019 from Php785 million in the same period in 2018, primarily due to lower sale of computer bundles, Fabtab for myDSL retention, and hardware and software, partially offset by higher sale of Telpad units.

Expenses

Expenses related to our Fixed Line business segment totaled Php17,014 million for the three months ended March 31, 2019, an increase of Php1,456 million, or 9%, as compared with Php15,558 million in the same period in 2018.  The increase was primarily due to higher depreciation and amortization, interconnection costs, selling, general and administrative expenses, and asset impairment, partly offset by lower provisions and cost of sales and services.  As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 77% and 76% for the three months ended March 31, 2019 and 2018, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the three months ended March 31, 2019 and 2018 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2019	%	2018	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	9,729	57	9,539	61	190	2
Depreciation and amortization	4,059	24	3,330	22	729	22
Interconnection costs	1,608	10	977	6	631	65
Cost of sales and services	1,008	6	1,069	7	(61)	(6)
Provisions	555	3	643	4	(88)	(14)
Asset impairment	55	—	—	—	55	100
Total	17,014	100	15,558	100	1,456	9

Selling, general and administrative expenses increased by Php190 million, or 2%, to Php9,729 million primarily due to higher repairs and maintenance, compensation and employee benefits, and professional and other contracted services, partly offset by lower rent expense, mainly due to the impact of adoption of PFRS 16.

Depreciation and amortization charges increased by Php729 million, or 22%, to Php4,059 million mainly due to the impact of adoption of PFRS 16.

Interconnection costs increased by Php631 million, or 65%, to Php1,608 million, primarily due to higher international interconnection costs, as a result of an increase in international inbound calls that terminated to other domestic carriers, partly offset by lower domestic interconnection costs.

Cost of sales and services decreased by Php61 million, or 6%, to Php1,008 million, primarily due to lower cost of computer bundles, Fabtab for myDSL retention, and hardware and software, partly offset by higher cost of Telpad units and cost of services.

Provisions decreased by Php88 million, or 14%, to Php555 million, primarily due to lower provision for inventory obsolescence.

Asset impairment amounted to Php55 million and nil for the three months ended March 31, 2019 and 2018, respectively.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the three months ended March 31, 2019 and 2018:

			Change
	2019	2018	Amount	%
	(amounts in million Php)
Other Income (Expenses) - Net:
Financing costs – net	(1,263)	(1,229)	(34)	(3)
Foreign exchange losses	(1)	17	(18)	(106)
Gains on derivative financial instruments – net	3	218	(215)	(99)
Equity share in net earnings of associates	47	30	17	57
Interest income	210	193	17	9
Other income – net	467	711	(244)	(34)
Total	(537)	(60)	(477)	(795)

Our Fixed Line business segment’s other expenses amounted to Php537 million for the three months ended March 31, 2019, an increase of Php477 million from Php60 million in the same period in 2018, mainly due to the combined effects of the following: (i) lower other income – net by Php244 million; (ii) lower net gains on derivative financial instruments by Php215 million; (iii) higher net financing costs by Php34 million; (iv) net foreign exchange loss of Php1 million in 2019 as against net foreign exchange gains of Php17 million in 2018;
(v) higher equity share in net earnings of associates by Php17 million; and (vi) higher interest income by Php17 million.

Provision for Income Tax

Provision for income tax amounted to Php1,118 million for the three months ended March 31, 2019, a decrease of Php190 million, or 15%, from Php1,308 million in 2018, mainly due to lower taxable income.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php3,330 million for the three months ended March 31, 2019, a decrease of Php201 million, or 6%, as compared with Php3,531 million in the same period in 2018.

EBITDA

Our Fixed Line business segment’s EBITDA increased by Php815 million, or 10%, to Php9,044 million for the three months ended March 31, 2019 from Php8,229 million in the same period in 2018.  EBITDA margin remained stable at 42% for each of the three months ended March 31, 2019 and 2018.

Core Income

Our Fixed Line business segment’s core income increased by Php57 million, or 2%, to Php3,408 million for the three months ended March 31, 2019 from Php3,351 million in the same period in 2018, primarily as a result of higher EBITDA, partially offset by higher depreciation expense.

Others

Revenues

Revenues generated from our Other business segment, which include revenues from digital platforms and mobile financial services, amounted to nil and Php312 million for the three months ended March 31, 2019 and 2018, respectively, due mainly to the deconsolidation of VIH.

Expenses

Expenses related to our Other business segment totaled Php6 million for the three months ended March 31, 2019, a decrease of Php992 million, or 99%, from Php998 million in the same period in the same period in 2018, due mainly to the deconsolidation of VIH.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the three months ended March 31, 2019 and 2018:

			Change
	2019	2018	Amount	%
	(amounts in million Php)
Other Income (Expenses) - Net:
Interest income	129	192	(63)	(33)
Foreign exchange (gains) losses – net	5	(650)	655	101
Financing costs – net	(15)	(56)	41	73
Equity share in net earnings (losses) of associates and joint ventures	(417)	(18)	(399)	(2,217)
Other income – net	336	3,407	(3,071)	(90)
Total	38	2,875	(2,837)	(99)

Our Other business segment’s other income amounted to Php38 million for the three months ended March 31, 2019, a decrease of Php2,837 million, or 99%, from Php2,875 million in the same period in 2018, primarily due to the combined effects of the following: (i) lower other income – net by Php3,071 million mainly due to lower unrealized gain on fair value of Rocket Internet investment; (ii) higher equity share in net losses of associates and joint ventures by Php399 million mainly due to share in net losses of VIH; (iii) lower interest income by Php63 million; (iv) lower net financing costs by Php41 million; and (v) net foreign exchange gains of Php5 million in 2019 as against net foreign exchange losses of Php650 million in 2018 mainly due to revaluation of net foreign currency-denominated assets in 2019 as against revaluation of net foreign currency-denominated liabilities in 2018.

Net Income

As a result of the foregoing, our Other business segment registered a net income of Php19 million for the three months ended March 31, 2019, a decrease of Php2,056 million, or 99%, from Php2,075 million in the same period in 2018.

Core Income (Loss)

Our Other business segment’s core loss amounted to Php267 million for the three months ended March 31, 2019, a decrease of Php263 million, or 50%, as compared with Php530 million in the same period in 2018.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the three months ended March 31, 2019 and 2018, as well as our consolidated capitalization and other consolidated selected financial data as at March 31, 2019 and December 31, 2018:

	Three months ended March 31,
	2019	2018
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	16,477	16,316
Net cash flows used in investing activities	(17,474)	(16,161)
Payment for purchase of property and equipment, including capitalized interest	(18,938)	(12,944)
Net cash flows used in financing activities	(5,385)	(4,692)
Net increase (decrease) in cash and cash equivalents	(6,368)	(3,685)

	March 31,	December 31,
	2019	2018
	(amounts in million Php)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	156,694	155,835

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	17,292	20,441
Total interest-bearing financial liabilities	173,986	176,276
Total equity attributable to equity holders of PLDT	109,361	112,358
	283,347	288,634

Other Selected Financial Data
Total assets	496,536	482,750
Property and equipment	200,062	195,964
Cash and cash equivalents	45,286	51,654
Short-term investments	105	1,165

Our consolidated cash and cash equivalents and short-term investments totaled Php45,391 million as at March 31, 2019.  Principal sources of consolidated cash and cash equivalents for the three months ended March 31, 2019 were cash flows from operating activities amounting to Php16,477 million, proceeds from availment of long-term debt of Php4,000 million, net proceeds from maturity of short-term investments of Php1,062 million and interest received of Php577 million.  These funds were used principally for purchase of property and equipment, including capitalized interest, of Php18,938 million, debt principal and interest payments of Php6,320 million and Php1,703 million, respectively, and settlement of obligations under lease liabilities of Php1,313 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php37,920 million as at March 31, 2018.  Principal sources of consolidated cash and cash equivalents for the three months ended March 31, 2018 were cash flows from operating activities amounting to Php16,316 million, proceeds from sale of notes receivables of Php4,852 million, proceeds from availment of long-term debt of Php4,500 million, proceeds from disposal of Hastings PDRs of Php1,664 million, and interest received of Php352 million.  These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php12,944 million; (2) debt principal and interest payments of Php6,402 million and Php1,513 million, respectively; (3) net payment for purchase of short-term investments of Php7,413 million; (4) additional advances and other financial and non-financial assets of Php2,629 million; and (5) net payment of long-term financing used for capital expenditures amounting to Php1,463 million.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php161 million, or 1%, to Php16,477 million for the three months ended March 31, 2019 from Php16,316 million in the same period in 2018, primarily due to higher collection of receivables, higher operating income, lower inventories, lower pension contribution, and lower other financial and non-financial assets, partly offset by higher level of settlement of accounts payable and accrued expenses and other current liabilities, and higher prepayments .

Cash flows provided by operating activities of our Wireless business segment increased by Php3,436 million, or 59%, to Php9,293 million for the three months ended March 31, 2019 from Php5,857 million in the same period in 2018, primarily due to higher collection of receivables, higher operating income and higher inventories, partly offset by higher prepayments and higher level of settlement of accrued expenses and other current liabilities.  Cash flows provided by operating activities of our Fixed Line business segment decreased by Php4,012 million, or 34%, to Php7,813 million for the three months ended March 31, 2019 from Php11,825 million in the same period in 2018 primarily due to higher level of settlement of accounts payable and accrued expenses and other current liabilities, and higher corporate taxes paid, partially offset by higher collection of receivables, lower pension contribution, lower inventories and prepayments, and higher operating income.  Cash flows used in operating activities of our Other business segment decreased by Php1,131 million, or 94%, to Php71 million for the three months ended March 31, 2019 from Php1,202 million in the same period in 2018, mainly due to operating income for the three months ended March 31, 2019 as against operating loss in the same period in 2018 and higher collection of receivables, partly offset by higher level of settlement of accrued expenses and other current liabilities.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php17,474 million for the three months ended March 31, 2019, an increase of Php1,313 million, or 8%, from Php16,161 million in the same period in 2018, primarily due to the combined effects of the following: (1) higher payment for purchase of property and equipment, including capitalized interest, by Php5,994 million; (2) proceeds from sale of notes receivables by Php4,852 million in 2018; (3) proceeds from disposal of Hastings PDRs of Php1,664 million in 2018; (4) higher interest received by Php225 million; (5) lower advances and other financial and non-financial assets by Php2,568 million; and (6) net proceeds from maturity of short-term investment of Php1,062 million for the three months ended March 31, 2019 as against payment for purchase of short-term investments of Php7,413 million in the same period in 2018.

Our consolidated payment for purchase of property and equipment, including capitalized interest, for the three months ended March 31, 2019 totaled Php18,938 million, an increase of Php5,994 million, or 46%, as compared with Php12,944 million in the same period in 2018.  Smart Group’s capital spending increased by Php3,644 million, or 39%, to Php12,923 million for the three months ended March 31, 2019 from Php9,279 million in the same period in 2018.  Smart Group’s capex spending was primarily focused on expansion of LTE (4G) coverage and capacity.  PLDT’s capital spending increased by Php2,246 million, or 67%, to Php5,585 million for the three months ended March 31, 2019 from Php3,339 million in the same period in 2018.  PLDT’s capex spending was used to finance the modernization program and the continuous facility roll-out and expansion of our domestic fiber optic network, as well as expansion of our data center business.  The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php5,385 million for the three months ended March 31, 2019, an increase of Php693 million, or 15%, from Php4,692 million in the same period in 2018, resulting largely from the combined effects of the following: (1) settlement of obligations under lease liabilities of Php1,313 million in 2019; (2) lower proceeds from availment of long-term debt by Php500 million; (3) lower collection from derivatives by Php193 million; (4) higher interest paid by Php190 million; (5) lower payments of long-term debt by Php82 million; and (6) net settlement of long-term financing used for capital expenditures of Php1,463 million in 2018.

Debt Financing

Proceeds from availment of long-term debt for the three months ended March 31, 2019 amounted to Php4,000 million, mainly from Smart’s drawings related to the financing of capital expenditure requirements and refinancing of maturing loan obligations.  Payments of principal and interest on our total debt amounted to Php6,320 million and Php1,703 million, respectively, for the three months ended March 31, 2019.

Our consolidated long-term debt decreased by Php2,290 million, or 1%, to Php173,986 million as at March 31, 2019 from Php176,276 million as at December 31, 2018, primarily due to debt amortizations, partly offset by drawings from our long-term facilities.  As at March 31, 2019, the long-term debt level of Smart increased by 3% to Php68,163 million from Php65,996 as at December 31, 2018, while PLDT’s long-term debt level decreased by 4% to Php105,823 million from Php110,280 million as at December 31, 2018.

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements for a more detailed discussion of our long-term debt.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

As at March 31, 2019 and 2018, we are in compliance with all of our debt covenants.

See Note 21 – Interest-bearing Financial Liabilities – Compliance with Debt Covenants to the accompanying unaudited consolidated financial statements for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months; however, we may finance a portion of these costs from external sources if we consider it prudent to do so.

The following table shows the dividends declared to shareholders from the earnings for the three months ended March 31, 2019 and 2018:

	Date			Amount
Earnings	Approved(1)	Record	Payable	Per share	Total
				(in million Php, except per share amount)
2019
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 29, 2019	February 22, 2019	March 15, 2019	—	12

Voting Preferred Stock	March 7, 2019	March 27, 2019	April 15, 2019	—	3
Charged to Retained Earnings					15

2018
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 22, 2018	February 21, 2018	March 15, 2018	—	12

Voting Preferred Stock	March 8, 2018	March 28, 2018	April 15, 2018	—	3
Charged to Retained Earnings					15

(1)	Dividends were declared based on total amount paid up.

See Note 20 – Equity to the accompanying unaudited consolidated financial statements for further details.

Changes in Financial Conditions

Our total assets amounted to Php496,536 million as at March 31, 2019, an increase of Php13,786 million, or 3%, from Php482,750 million as at December 31, 2018, primarily due to right of use of assets resulting from the impact of adoption of PFRS 16, and higher prepayments and property and equipment, partly offset by lower cash and cash equivalents.

Our total liabilities amounted to Php382,852 million as at March 31, 2019, an increase of Php16,768 million, or 5%, from Php366,084 million as at December 31, 2018, primarily due to lease liabilities on account of the impact of the adoption of PFRS 16, and higher dividends payable, partly offset by lower accounts payable and pension and other employee benefits, combined with lower interest-bearing financial liabilities.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 2, 2016, the PLDT Board of Directors approved the amendment of our dividend policy, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends.  This was in view of the elevated capital expenditures to support the build-out of a resilient and reliable data network, lower EBITDA primarily due to higher subsidies to grow the data business and defend market share, and the resources required to support the acquisition of SMC’s telecommunications business.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.  However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.  We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015 and 60% of our core earnings for 2016, 2017 and 2018.  The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.  Dividends are generally paid in Philippine pesos.  In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rate and remits the dollar dividends abroad, net of any applicable withholding tax.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments for the three months ended March 31, 2019 amounted to Php15 million as compared with Php16 million paid to shareholders in the same period in 2018.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a detailed discussion of our consolidated contractual undiscounted obligations as at March 31, 2019 and December 31, 2018, see Note 29 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php111 million and Php20 million as at March 31, 2019 and December 31, 2018, respectively.  These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk.  The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets.  With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issuances and sale of certain assets.

For further discussions of these risks, see Note 29 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at March 31, 2019 and December 31, 2018 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	March 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)
	(amounts in million Php)
Noncurrent Financial Assets
Debt instruments at amortized cost – net of current portion	-	148
Other financial assets – net of current portion	2,026	2,020
Total noncurrent financial assets	2,026	2,168
Noncurrent Financial Liabilities
Interest-bearing financial liabilities	143,554	139,504
Customers’ deposits	1,435	1,305
Deferred credits and other noncurrent liabilities	2,487	2,583
Total noncurrent financial liabilities	147,476	143,392

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the three months ended March 31, 2019 and for the year ended December 31, 2018:

	March 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)
	(amounts in million Php)
Profit and Loss
Interest income	552	1,943
Gains (losses) on derivative financial instruments – net	(3)	1,086
Accretion on financial liabilities	(31)	(145)
Interest on loans and other related items	(2,098)	(8,307)
Other Comprehensive Income
Net fair value losses on cash flow hedges – net of tax	(76)	(271)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact.  The average inflation rate in the Philippines in each of the three months ended March 31, 2019 and 2018 was 3.8%.  We expect inflation to stay within the 2% to 4% target range of the BSP.

PART II – OTHER INFORMATION

Expiration of Digitel’s Congressional Franchise

On February 17, 1994, the Philippine Congress granted a legislative franchise to Digitel under R.A. No. 7678 to install, operate and maintain telecommunications systems throughout the Philippines for public domestic and international telecommunications, and for other purposes.  R.A. No. 7678 expired on February 17, 2019 and was not renewed.

Investment of PGIH in Multisys

On November 8, 2018, the PLDT Board of Directors approved the investment of Php2,150 million in Multisys for a 45.73% equity interest through its wholly-owned subsidiary, PGIH.  Multisys is a Philippine software development and IT solutions provider engaged in designing, developing, implementing business system solutions and services covering courseware, webpage development and designing user-defined system programming.  PGIH’s investment involves the acquisition of new and existing shares.

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  PGIH paid Php523 million to the owner of Multisys for the acquisition of existing shares and invested Php800 million into Multisys as a deposit for future subscription pending the approval by the Philippine SEC of the capital increase of Multisys.

On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

Investment of PLDT Capital in Phunware

On September 3, 2015, PLDT Capital subscribed to an 8% US$5 million Convertible Promissory Note, or Note, issued by Phunware, a Delaware corporation.  Phunware provides an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens.  The US$5 million Note was issued to and paid for by PLDT Capital on September 4, 2015.

On December 18, 2015, PLDT Capital subscribed to Series F Preferred Shares of Phunware for a total consideration of US$3 million.  On the same date, the Note and its related interest were converted to additional Phunware Series F Preferred Shares.

On February 27, 2018, Phunware entered into a definitive Agreement and Plan of Merger, or Merger Agreement, with Stellar Acquisition III, Inc., or Stellar, relating to a business combination transaction for an enterprise value of US$301 million, on a cash-free, debt-free basis.  Pursuant to the Merger Agreement, the holders of Phunware common stock will be entitled to the right to receive the applicable portion of the merger consideration in the form of Stellar common shares, which are listed on the Nasdaq Stock Market.  As a result, the holders of Phunware preferred stock have requested the automatic conversion of all outstanding preferred shares into common shares effective as of immediately prior to the closing of the transaction on a conversion ratio of one common share per one preferred share.  In addition to the right to receive Stellar common shares, each holder of Phunware stock is entitled to elect to receive its pro rata share of warrants to purchase Stellar common shares that are held by the affiliate companies of Stellar’s co-Chief Executive Officers, or Stellar’s Sponsors.

On November 28, 2018, PLDT Capital elected to receive its full pro rata share of the warrants to purchase Stellar common shares held by Stellar’s Sponsors.

On December 26, 2018, Phunware announced the consummation of its business combination with Stellar.  Stellar, the new Phunware holding company, changed its corporate name to “Phunware, Inc.,” or PHUN, and Phunware changed its corporate name to “Phunware OpCo, Inc.”  Upon closing, PLDT Capital received the PHUN common shares equivalent to its portion of the merger consideration and its full pro rata share of warrants to purchase PHUN common shares.

On March 15, 2019, PLDT Capital exercised its warrants to purchase PHUN common shares for a total consideration of US$1.6 million.  However, Phunware is still securing approvals from the U.S. SEC for the issuance of the said common shares.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other.

The Petition prayed that: (a) A Temporary Restraining Order, or TRO, /Writ of Preliminary Injunction, or WPI, be issued to enjoin and restrain Globe, PLDT and Smart from utilizing and monopolizing the Subject Frequencies and NTC from bidding out or awarding the frequencies returned by Globe, PLDT and Smart; (b) NTC’s conditional assignment of the Subject Frequencies be declared unconstitutional, illegal and void; (c) Alternatively, Liberty and its successors-in-interest be divested of the Subject Frequencies and the same be reverted to the State; (d) Liberty be declared to have transgressed Section 11 (1), Article XVI of the Constitution; (e) Liberty and its parent company be declared to have contravened paragraph 2 of Section 10, Article XII of the 1987 Constitution; (f) Liberty’s assignment of the Subject Frequencies to BellTel be declared illegal and void; (g) The Co-Use Agreement be declared invalid; (h) NTC be found to have unlawfully neglected the performance of its positive duties; (i) PCC be found to have unlawfully neglected the performance of its positive duties; (j) A Writ of Mandamus be issued commanding NTC to revoke the Co-Use Agreement, recall the Subject Frequencies in favor of the State, and make the same available to the best qualified telecommunication players; (k) A Writ of Mandamus be issued commanding PCC to conduct a full review of Globe’s and PLDT’s acquisition of all issued and outstanding shares of Vega Telecom; (l) An Investigation of NTC be ordered for possible violation of Section 3 (e) of RA 3019 and other applicable laws; (m) The said TRO/WPI be made permanent.

Essentially, Petitioners contend that the NTC’s assignments of the Subject Frequencies of Liberty were void xxx for failing to comply with Section 4 (c) of RA 7925 which essentially states that “the radio frequency spectrum is a scarce public resource xxx.” Even assuming the assignments were valid, Liberty should be deemed divested of the same by operation of law (with the Subject Frequencies reverted to the State), considering that it underutilized or never utilized the Subject Frequencies in violation of the terms and conditions of the assignment. Assuming further that NTC’s assignments of the Subject Frequencies were valid and that Liberty was not divested of the same by operation of law, still, Liberty did not validly assign the Subject Frequencies to BellTel because of the absence of Congressional approval. Petitioners conclude that since the assignments of the Subject Frequencies from NTC to Liberty, and from Liberty to BellTel, were all illegal and void, it follows that the Subject Frequencies could not serve as the object of the Co-Use Agreement between Globe and PLDT and Smart.

On January 17, 2019, PLDT and Smart filed their Comment. Essentially, the Comment raised the following arguments: first, that the requisites for judicial review and for a mandamus petition are lacking; second, that there was no need for Liberty to obtain prior Congressional approval before it assigned the Subject Frequencies to BellTel; and third, that the Co-Use Agreement is valid and approved by the NTC and did not violate the constitution or any laws.

In a Resolution dated March 19, 2019, the Supreme Court noted BellTel’s Comment/Opposition dated January 10, 2019, Globe’s Comment/Opposition dated January 21, 2019, and Liberty’s Comment/Opposition dated January 10, 2019.

For updates on matters relating to the (1) Department of Labor and Employment, or DOLE, Compliance Order to PLDT, see Note 28 – Provisions and Contingencies; (2) Petition against the Philippine Competition Commission, see Note 11 – Investment in Associates and Joint Ventures; and (3) Wilson Gamboa and Jose M. Roy III Petition, see Note 28 – Provisions and Contingencies, to the accompanying unaudited consolidated financial statements.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 26 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at March 31, 2019:

Type of Accounts Receivable	Total	Current	31-60 Days	61-90 Days	Over 91 Days
	(amounts in million Php)
Retail subscribers	20,059	9,664	1,033	278	9,084
Corporate subscribers	11,457	2,822	2,948	874	4,813
Foreign administrations	3,502	1,237	204	75	1,986
Domestic carriers	277	94	21	10	152
Dealers, agents and others	4,346	1,945	470	175	1,756
Total	39,641	15,762	4,676	1,412	17,791
Less: Allowance for doubtful accounts	17,464
Total Receivables - net	22,177

A-1

ANNEX II – Financial Soundness Indicators

The following table shows our financial soundness indicators as at March 31, 2019 and 2018:

	2019	2018
Current Ratio(1)	0.45:1.0	0.58:1.0
Net Debt to Equity Ratio(2)	1.17:1.0	1.23:1.0
Net Debt to EBITDA Ratio(3)	1:91:1.0	2.03:1.0
Total Debt to EBITDA Ratio(4)	2.58:1.0	2.60:1.0
Asset to Equity Ratio(5)	4.51:1.0	4.29:1.0
Interest Coverage Ratio(6)	4.18:1.0	3.21:1.0
Profit Margin(7)	16%	17%
Return on Assets(8)	4%	3%
Return on Equity(9)	17%	14%
EBITDA Margin(10)	50%	44%

(1)	Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)
(2)

Net Debt to equity ratio is measured as total debt (long-term debt, including current portion) less cash and cash equivalent and short-term investments divided by total equity attributable to equity holders of PLDT.

(3)

Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion) less cash and cash equivalent and short-term investments divided by EBITDA for the 12 months average period.

(4)	Total Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion) divided by EBITDA for the 12 months average period.
(5)	Asset to equity ratio is measured as total assets divided by total equity attributable to equity holders of PLDT.
(6)	Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the 12 months average period, divided by total financing cost for the 12 months average period.
(7)	Profit margin is derived by dividing net income for the period with total revenues for the period.
(8)	Return on assets is measured as net income for the 12 months average period divided by average total assets.
(9)	Return on Equity is measured as net income for the 12 months average period divided by average total equity attributable to equity holders of PLDT.
(10)	EBITDA margin is measured as EBITDA for the period divided by service revenues for the period.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net for the period.

A-2

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first quarter of 2019 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Manuel V. Pangilinan
Manuel V. Pangilinan
Chairman of the Board
President and Chief Executive Officer

Signature and Title:	/s/ Anabelle Lim-Chua
Anabelle Lim-Chua
Senior Vice President
(Principal Financial Officer)

Signature and Title:	/s/ June Cheryl A. Cabal-Revilla
June Cheryl A. Cabal-Revilla
Senior Vice President
(Principal Accounting Officer)

Date: May 9, 2019

S-1

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2019 (UNAUDITED) AND DECEMBER 31, 2018 (AUDITED)

AND FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018 (UNAUDITED)

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in million pesos)

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment (Notes 9 and 23)	200,062	195,964
Right-of-use assets (Note 10)	15,615	—
Investments in associates and joint ventures (Note 11)	55,053	55,427
Financial assets at fair value through profit or loss (Note 12)	5,171	4,763
Debt instruments at amortized cost – net of current portion (Note 13)	—	150
Investment properties (Notes 6 and 14)	777	777
Goodwill and intangible assets (Note 15)	68,387	68,583
Deferred income tax assets – net (Note 7)	26,726	27,697
Derivative financial assets – net of current portion (Note 29)	95	140
Prepayments – net of current portion (Notes 19 and 26)	28,349	23,338
Financial assets at fair value through other comprehensive income – net of current portion (Notes 6 and 26)	2,772	2,749
Contract assets – net of current portion (Note 5)	860	1,083
Other financial assets – net of current portion (Note 29)	2,296	2,275
Other non-financial assets – net of current portion	269	230
Total Noncurrent Assets	406,432	383,176
Current Assets
Cash and cash equivalents (Note 16)	45,286	51,654
Short-term investments (Note 29)	105	1,165
Trade and other receivables (Note 17)	22,177	24,056
Inventories and supplies (Note 18)	2,685	2,878
Current portion of contract assets (Note 5)	2,190	2,185
Current portion of derivative financial assets (Note 29)	165	183
Current portion of debt instruments at amortized cost (Note 13)	150	—
Current portion of prepayments (Note 19)	8,325	8,380
Current portion of financial assets at fair value through other comprehensive income (Notes 6 and 26)	1,697	1,604
Current portion of other financial assets (Notes 20 and 29)	6,935	7,008
Current portion of other non-financial assets	389	461
Total Current Assets	90,104	99,574
TOTAL ASSETS	496,536	482,750

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Note 20)	1,093	1,093
Treasury stock (Note 20)	(6,505)	(6,505)
Treasury shares under employee benefit trust (Note 27)	(394)	(854)
Capital in excess of par value (Note 20)	130,526	130,526
Other equity reserves (Note 27)	193	697
Retained earnings (Note 20)	9,684	12,081
Other comprehensive loss (Note 6)	(25,746)	(25,190)
Total Equity Attributable to Equity Holders of PLDT (Note 29)	109,361	112,358
Noncontrolling interests (Note 6)	4,323	4,308
TOTAL EQUITY	113,684	116,666

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(in million pesos)

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 21 and 29)	156,694	155,835
Lease liabilities – net of current portion (Note 22)	9,002	—
Deferred income tax liabilities (Note 7)	2,911	2,981
Customers’ deposits (Note 29)	2,195	2,194
Pension and other employee benefits (Note 27)	5,910	7,182
Deferred credits and other noncurrent liabilities (Note 23)	5,122	5,284
Total Noncurrent Liabilities	181,834	173,476
Current Liabilities
Accounts payable (Note 24)	70,928	74,610
Accrued expenses and other current liabilities (Notes 25 and 28)	94,761	95,724
Current portion of interest-bearing financial liabilities (Notes 21, 26 and 29)	17,292	20,441
Current portion of lease liabilities (Note 22)	8,156	—
Dividends payable (Notes 20 and 30)	9,311	1,533
Current portion of derivative financial liabilities (Note 29)	30	80
Income tax payable	540	220
Total Current Liabilities	201,018	192,608
TOTAL LIABILITIES	382,852	366,084
TOTAL EQUITY AND LIABILITIES	496,536	482,750

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Three Months Ended March 31, 2019 and 2018

(in million pesos, except earnings per common share amounts which are in pesos)

	2019	2018
	(Unaudited)
REVENUES
Service revenues (Note 5)	39,607	37,745
Non-service revenues (Note 5)	1,826	2,762
	41,433	40,507
EXPENSES
Selling, general and administrative expenses (Note 5)	15,891	17,309
Depreciation and amortization (Notes 9 and 10)	9,346	9,373
Cost of sales and services (Note 5)	2,884	3,614
Interconnection costs	1,650	1,874
Asset impairment (Note 5)	1,357	1,391
	31,128	33,561
	10,305	6,946

OTHER INCOME (EXPENSES) – NET (Note 5)	(1,292)	1,889
INCOME BEFORE INCOME TAX	9,013	8,835

PROVISION FOR INCOME TAX (Note 7)	2,290	1,911
NET INCOME	6,723	6,924
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	6,708	6,900
Noncontrolling interests	15	24
	6,723	6,924
Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	30.98	31.87
Diluted	30.98	31.87

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended March 31, 2019 and 2018

(in million pesos)

	2019	2018
	(Unaudited)
NET INCOME	6,723	6,924
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	43	178
Financial instrument at fair value through other comprehensive income (Note 26)	33	—
Net transactions on cash flow hedges:	(76)	(90)
Net fair value losses on cash flow hedges (Note 29)	(103)	(78)
Income tax related to fair value adjustments charged directly to equity (Note 7)	27	(12)
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method (Note 11)	—	(182)
Net losses on financial assets at fair value through other comprehensive income:	—	(4,301)
Unrealized losses from changes in fair value adjustments recognized during the period (Note 12)	—	(4,311)
Income tax related to fair value adjustments charged directly to equity (Note 7)	—	10
Net other comprehensive loss to be reclassified to profit or loss in subsequent period	—	(4,395)
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method (Note 11)	(6)	—
Actuarial losses on defined benefit obligations:	(550)	(1,265)
Remeasurement in actuarial losses on defined benefit obligations (Note 27)	(786)	(1,807)
Income tax related to remeasurement adjustments (Note 7)	236	542
Net other comprehensive loss not to be reclassified to profit or loss in subsequent period	(556)	(1,265)
Total Other Comprehensive Loss – Net of Tax	(556)	(5,660)
TOTAL COMPREHENSIVE INCOME	6,167	1,264
ATTRIBUTABLE TO:
Equity holders of PLDT	6,152	1,236
Noncontrolling interests	15	28
	6,167	1,264

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Ended March 31, 2019 and 2018

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Treasury Shares under Employee Benefit Trust	Capital in Excess of Par Value	Other Equity Reserves	Retained Earnings	Other Comprehensive (Loss)	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2019	510	1,093	(6,505)	(854)	130,526	697	12,081	(25,190)	112,358	4,308	116,666
Effect of adoption of IFRS 16 (Note 2)	—	—	—	—	—	—	(1,253)	—	(1,253)	—	(1,253)
Balances as at January 31, 2019 (as restated)	510	1,093	(6,505)	(854)	130,526	697	10,828	(25,190)	111,105	4,308	115,413
Total comprehensive income (loss):	—	—	—	—	—	—	6,708	(556)	6,152	15	6,167
Net income (Note 8)	—	—	—	—	—	—	6,708	—	6,708	15	6,723
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(556)	(556)	—	(556)
Cash dividends (Note 20)	—	—	—	—	—	—	(7,793)	—	(7,793)	—	(7,793)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	(59)	—	(59)	—	(59)
Other equity reserves (Note 27)	—	—	—	—	—	(504)	—	—	(504)	—	(504)
Treasury shares under employee benefit trust (Note 27)	—	—	—	460	—	—	—	—	460	—	460
Balances as at March 31, 2019 (Unaudited)	510	1,093	(6,505)	(394)	130,526	193	9,684	(25,746)	109,361	4,323	113,684

Balances as at January 1, 2018	510	1,093	(6,505)	(940)	130,374	827	634	(19,151)	106,842	4,341	111,183
PFRS 15 and PFRS 9 adjustments	—	—	—	—	—	—	7,006	—	7,006	—	7,006
Total comprehensive income (loss):	—	—	—	—	—	—	6,900	(5,664)	1,236	28	1,264
Net income (Note 8)	—	—	—	—	—	—	6,900	—	6,900	24	6,924
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	—	(5,664)	(5,664)	4	(5,660)
Cash dividends (Note 20)	—	—	—	—	—	—	(6,065)	—	(6,065)	(15)	(6,080)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	(59)	—	(59)	—	(59)
Other equity reserves (Note 27)	—	—	—	—	—	110	—	—	110	—	110
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	—	—	—	(2)	(2)
Balances as at March 31, 2018 (Unaudited)	510	1,093	(6,505)	(940)	130,374	937	8,416	(24,815)	109,070	4,352	113,422

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2019 and 2018

(in million pesos)

	2019	2018
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	9,013	8,835
Adjustments for:
Depreciation and amortization (Notes 9 and 10)	9,346	9,373
Interest on loans and other related items – net (Note 5)	1,740	1,638
Asset impairment (Note 5)	1,357	1,391
Equity share in net losses (earnings) of associates and joint ventures (Notes 5 and 11)	370	(74)
Pension benefit costs (Notes 5 and 27)	355	447
Accretion on financial liabilities (Notes 5 and 21)	253	36
Amortization of intangible assets (Notes 5 and 15)	196	214
Incentive plan (Notes 5 and 27)	90	110
Impairment of investments (Note 11)	34	60
Foreign exchange losses – net (Notes 5 and 9)	18	1,142
Losses on disposal of property and equipment (Note 9)	14	3
Losses (gains) on derivative financial instruments – net (Notes 5 and 29)	3	(530)
Interest income (Note 5)	(552)	(477)
Others	(377)	(4,005)
Operating income before changes in assets and liabilities	21,860	18,163
Decrease (increase) in:
Prepayments	(4,653)	947
Other financial and non-financial assets	159	(326)
Trade and other receivables	774	(5,154)
Inventories and supplies	149	(1,077)
Contract assets	246	486
Increase (decrease) in:
Customers’ deposits	2	7
Pension and other employee benefits	(2,570)	(3,475)
Other noncurrent liabilities	(29)	14
Accounts payable	2,430	4,534
Accrued expenses and other current liabilities	(1,337)	2,380
Net cash flows generated from operations	17,031	16,499
Income taxes paid	(554)	(183)
Net cash flows from operating activities	16,477	16,316

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Three Months Ended March 31, 2019 and 2018

(in million pesos)

	2019	2018
	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	577	352
Proceeds from:
Proceeds from maturity of short-term investments	1,167	—
Disposal of property and equipment (Note 9)	37	22
Collection of notes receivable	—	4,852
Disposal of investments in associates and joint ventures (Note 11)	—	1,710
Payments for:
Purchase of investments - net of cash acquired	(69)	(51)
Purchase of financial assets at fair value through profit or loss	(82)	—
Purchase of short-term investments	(105)	(7,413)
Interest capitalized to property and equipment (Notes 5 and 9)	(358)	(304)
Purchase of property and equipment (Note 9)	(18,580)	(12,640)
Purchase of investments in associates and joint ventures (Note 11)	—	(60)
Increase in other financial and non-financial assets	(61)	(2,629)
Net cash flows used in investing activities	(17,474)	(16,161)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Derivative financial instruments (Note 29)	25	218
Availments of long-term debt (Notes 21 and 30)	4,000	4,500
Deposit for future stock subscription	—	66
Payments for:
Cash dividends (Notes 20 and 30)	(15)	(16)
Distribution charges on perpetual notes (Note 20)	(59)	(59)
Settlement of obligations under lease liabilities	(1,313)	—
Interest – net of capitalized portion (Notes 5, 21 and 30)	(1,703)	(1,513)
Long-term debt (Notes 21 and 30)	(6,320)	(6,402)
Debt issuance costs (Notes 21 and 30)	—	(23)
Long-term financing for capital expenditures (Note 30)	—	(1,463)
Net cash flows used in financing activities	(5,385)	(4,692)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	14	852
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,368)	(3,685)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (Note 16)	51,654	32,905
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (Note 16)	45,286	29,220

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at March 31, 2019.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at March 31, 2019.  On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at March 31, 2019, the JG Summit Group beneficially owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at March 31, 2019.  See Note 20 – Equity – Voting Preferred Stock and Note 28 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE.  On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share.  Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility.  The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”.  There were approximately 26.9 million ADSs outstanding as at March 31, 2019.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multi-media services nationwide.  We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance.  Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Amendments to the Articles of Incorporation of PLDT

On April 12, 2016 and June 14, 2016, the Board of Directors and stockholders of PLDT, respectively, approved the following actions:  (i) change in the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc.; (ii) expansion of the purpose clause to expressly provide for such other purposes and powers incidental to or in furtherance of the primary purpose, including the power to do or engage in such activities required, necessary or expedient in the pursuit of lawful businesses or for the protection or benefit of the Company; and (iii) corresponding amendments to the First Article and Second Article of the Articles of Incorporation of the Company.

On July 29, 2016, the Amended Articles of Incorporation of the Company containing the aforementioned amendments was approved by the Philippine Securities and Exchange Commission, or Philippine SEC.

Amendments to the By-Laws of PLDT

On August 30, 2016, the Board of Directors, exercising its own power and the authority duly delegated to it by the stockholders of PLDT to amend the By-Laws, authorized and approved the following amendments:
(i) change in the name of the Parent Company from Philippine Long Distance Telephone Parent Company to PLDT Inc. both in the heading and Section 1, Article XV of the By-Laws; and (ii) change in the logo of the Company as stated in Section 1, Article XV of the By-Laws from desk telephone to the current triangle-shaped logo of the corporation.  On November 14, 2016, the Amended By-Laws of the Parent Company containing the aforementioned amendments was approved by the Philippine SEC.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with Philippine Financial Reporting Standards, or PFRSs, as issued by the International Accounting Standards Board, or IASB.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial assets, financial assets at fair value through profit or loss, or FVPL, financial assets at fair value through other comprehensive income, or FVOCI, and investment properties that are measured at fair values.

Our consolidated financial statements include adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods.  The results of operations for the three months ended March 31, 2019 are not necessarily indicative of the results of operations that may be expected for the full year.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at March 31, 2019 and December 31, 2018:

			March 31, 2019		December 31, 2018
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC(a)	Cayman Islands	Investment company	—	100.0	—	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group(a)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(a)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc., or Wifun	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
Telesat, Inc.(a)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(a)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc., or Talas	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	95.0	—	95.0
netGames, Inc.(b)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI(c)	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Company, Inc., or PG1	Philippines	Air transportation business	65.0	—	65.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	Internal distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation, or MIC(a)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a)	Ceased commercial operations.

(b)	Ceased commercial operations and under liquidation due to shortened corporate life to August 31, 2015.
(c)	On September 14, 2018, MRSI was incorporated and ePLDT made an initial investment of Php50 million.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which PLDT obtains control, and continue to be consolidated until the date that such control ceases.  We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT.  We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and impact is presented as part of other equity reserves.

If PLDT loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE is obligated to sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and

•

Smart is obligated to sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 Megahertz, or MHz, of 3G frequency in the 2100 band and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable PLDT to recover its investment in CURE includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs.  In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the Commissioners of the NTC.

In a letter dated March 5, 2018, PLDT informed the NTC that it is waiving its right to recover any and all cost related to the 10MHz of 3G radio frequency previously assigned to CURE.  Accordingly, CURE will not claim any cost associated with it in the event of subsequent assignment by the NTC to another qualified telecommunication company.  With the foregoing, PLDT is deemed to have fully complied with its obligation to divest from CURE as a condition to the sale and transfer of Digitel shares to PLDT.

In 2018, Smart recognized full impairment of its receivable from CURE, due to uncertainty of collectability, and its investments in PHC and FHI, which holds the 97% and 3% interest in CURE, respectively.  These transactions were eliminated in our consolidated financial statements.

Transfer of SBI’s Home Broadband Subscription Assets to PLDT

On September 26, 2017, the Board of Directors of PLDT and SBI, a subsidiary providing wireless broadband services, approved the sale and transfer of SBI’s trademark and subscribers, and all of SBI’s assets, rights and obligations directly or indirectly connected to its HOME Ultera and HOMEBRO Wimax businesses to PLDT.  The transfer was effective January 1, 2018.  Subscription assets and trademark are amortized over two years and 10 years, respectively, using the straight-line method of accounting.

SBI’s businesses are currently being managed by PLDT pursuant to the Operations Maintenance and Management Agreement between PLDT and SBI effective October 1, 2012.  Subsequent to the transfer, SBI will continue to provide broadband services to its existing Canopy subscribers using a portion of Smart’s network.  The transfer is in accordance with the said agreement and in order to achieve the expected benefits, as follows:

•	Seamless upgrades of PLDT products;
•	Flexibility for business in cross-selling of PLDT products; and
•	Enhanced customer experience.

On December 18, 2017, PLDT settled the partial consideration to SBI amounting to Php1,294 million.  The remaining balance of Php1,152 million was fully paid on July 31, 2018.

This transaction was eliminated in our consolidated financial statements.

Agreement between PLDT, Smart and Amdocs Philippines, Inc., or Amdocs

On January 24, 2018, PLDT and Smart entered into a seven-year, US$300 million Managed Transformation Agreement with Amdocs, a leading provider of software and services to communications and media companies, to upgrade PLDT’s business IT systems and improve its business processes and services, aimed at enhancing consumer satisfaction, reducing costs and generating increased revenues.

On September 28, 2018, PLDT and Amdocs expanded their strategic partnership under a new six-year service agreement to consolidate, modernize and manage PLDT and Smart’s IT Infrastructure, to further enhance customer experience and engagement.

Consolidation of the Digital Investments of Smart under PCEV

On February 27, 2018, the Board of Directors of PCEV approved the consolidation of the various Digital Investments under PCEV, which was carried out through the following transactions:

(i)

PCEV entered into a Share Purchase Agreement with Voyager to purchase 53 million ordinary shares of VIH, representing 100% of the issued and outstanding ordinary shares of VIH, for a total consideration of Php465 million.  The total consideration was settled on March 15, 2018, while the transfer of shares to PCEV was completed on April 6, 2018;

(ii)

VIH entered into a Share Purchase Agreement with Smart to purchase all of its 170 million common shares of Voyager for a total consideration of Php3,527 million.  The total consideration was settled on April 16, 2018; and

(iii)

PCEV entered into a Subscription Agreement with VIH to subscribe to additional 96 million ordinary shares of VIH, with a par value of SG$1.00 per ordinary share, for a total subscription price of SG$96 million, or Php3,806 million, which was settled on April 13, 2018.

Loss of Control of PCEV over VIH

On October 4, 2018, PLDT, as the ultimate Parent Company of PCEV, VIH, Vision Investment Holdings Pte. Ltd., or Vision, an entity indirectly controlled by KKR and Cerulean Investment Limited, or Cerulean, an entity indirectly owned and controlled by Tencent, entered into subscription agreements under which Vision and Cerulean, or the Lead Investors, will separately subscribe to and VIH will allot and issue to the Lead Investors a total of up to US$175 million Convertible Class A Preferred Shares of VIH, with an option for VIH to allot and issue up to US$50 million Convertible Class A Preferred Shares to such follower investors as may be agreed among VIH, PLDT and the Lead Investors, or the upsize option.

On November 26, 2018, PLDT, IFC and IFC EAF, a fund managed by IFC Asset Management Company, entered into subscription agreements under which IFC and IFC EAF, the follower investors, will separately subscribe to and VIH will allot and issue to the follower investors a total of up to US$40 million Convertible Class A Preferred Shares of VIH pursuant to the upsize option.

The foregoing investment in VIH is not subject to the compulsory merger notification regime under the Philippine Competition Act and its implementing Rules and Regulations.  In addition, the Bangko Sentral ng Pilipinas confirmed that it interposes no objection to the investment.

On November 28, 2018, VIH received the US$175 million funding from KRR and Tencent.  Subsequently, VIH received the US$40 million funding from IFC and IFC EAF.  As a result, PCEV’s ownership was reduced to 48.74% and retained only two out of the five Board seats in VIH, which resulted to a loss of control.  Consequently, VIH was deconsolidated and the fair market value of the investment amounting to Php10,748 million was recorded as an investment in associate and PCEV recognized gain on deconsolidation amounting to Php12,054 million, which was presented as part of other income (expenses) – net account in our consolidated income statement.  The carrying value of PCEV’s investment in VIH amounted to Php10,032 million and Php10,487 million as at March 31, 2019 and December 31, 2018, respectively.  See Note 11 – Investments in Associates and Joint Ventures – Investment in PCEV in VIH.

ePLDT’s Additional Investment in ePDS

On March 5, 2018 and August 7, 2018, the Board of Directors of ePLDT approved the additional investment in ePDS amounting to Php134 million and Php66 million, respectively, thereby increasing its equity interest in ePDS from 67% to 95%.  This transaction was eliminated in our consolidated financial statements.

Expiration of Digitel’s Congressional Franchise

On February 17, 1994, the Philippine Congress granted a legislative franchise to Digitel under R.A. No. 7678 to install, operate and maintain telecommunications systems throughout the Philippines for public domestic and international telecommunications, and for other purposes.  R.A. No. 7678 expired on February 17, 2019 and was not renewed.

New and Amended Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year, except that the we have adopted the following new standards, interpretation and amendments starting January 1, 2019.  Except for the adoption of PFRS 16, Leases, the adoption of these new standards, interpretation and amendments did not have significant impact on our financial position or performance.

•	Philippine Interpretation to International Financial Reporting Interpretations Committee, or IFRIC, 23, Uncertainty over Income Tax Treatments
•	Amendments to PFRS 9, Financial Instruments, Prepayment Features with Negative Compensation

•	Amendments to PFRS 3, Business Combinations, and PFRS 11, Joint Arrangements, Previously Held Interest in a Joint Operation (Part of Annual Improvements to PFRS 2015-2017 Cycle)
•	Amendments to PAS 12, Income Taxes, Income tax consequences of payments on financial instruments classified as equity (Part of Annual Improvements to PFRSs 2015-2017 Cycle)
•	Amendments to PAS 19, Employee Benefits, Plan Amendment, Curtailment or Settlement
•	Amendments to PAS 23, Borrowing Costs, Borrowing costs eligible for capitalization (Part of Annual Improvements to PFRSs 2015-2017 Cycle)
•	Amendments to PAS 28, Investments in Associates in Joint Ventures, Long-term Interests in Associates and Joint Ventures
•	PFRS 16, Leases

PFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under PAS 17, Leases.  The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).  At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset).  Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments).  The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under PFRS 16 is substantially unchanged from today’s accounting under PAS 17.  Lessors will continue to classify all leases using the same classification principle as in PAS 17 and distinguish between two types of leases: operating and finance leases.

PFRS 16 also requires lessees and lessors to make more extensive disclosures than under PAS 17.  A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach.  The standard’s transition provisions permit certain reliefs.

We applied the modified retrospective approach upon adoption of PFRS 16 on January 1, 2019 and applied the standard to contracts that were previously identified as leases applying PAS 17 and Philippine Interpretation IFRIC 4, Determining whether an Arrangement contains a Lease.  We, therefore, did not apply the standard to contracts that were not previously identified as containing a lease applying PAS 17 and Philippine Interpretation IFRIC 4.

We elected to use the exemptions provided by the standard on lease contracts for which the lease terms ends within 12 months as at the date of initial application, and lease contracts for which the underlying asset is of low value.

Our cash flows from operating activities have increased and cash flows from financing cash flows decreased as repayment of the principal portion of the lease liabilities were classified as cash flows from financing activities.  In addition, our total assets and total liabilities have increased due to the recognition of right-of-use asset and lease liability.  The accounting for operating leases where we act as the lessee will significantly change due to the adoption of PFRS 16.

The effect of adoption of PFRS 16 as at January 1, 2019 is as follows:

Increase (Decrease)
(in million pesos)
Assets:
Right-of-use assets (Note 10)	16,699
Deferred income tax assets – net	297
Total Assets	16,996

Liabilities:
Lease liabilities – net of current portion	14,065
Current portion of lease liabilities	4,184
Total Liabilities	18,249

Net impact on equity:
Retained earnings	(1,253)
Noncontrolling interests	—

Set out below are the amounts by which each financial statement line item is affected for the period ended March 31, 2019 as a result of the adoption of PFRS 16. The adoption of PFRS 16 did not have a material impact on other comprehensive income or on our operating, investing and financing cash flows. The first column shows amounts prepared under PFRS 16 and the second column shows what the amounts would have been had PFRS 16 not been adopted.

Consolidated statement of profit or loss for the three months ended March 31, 2019 (Unaudited)

	PFRS 16	PAS 17	Increase (Decrease)
	(in millions)
Expenses:
Rent	71	1,555	(1,484)
Depreciation and amortization	9,346	8,091	1,255
Financing costs	2,001	1,779	222
Net impact on profit for the period	11,418	11,425	(7)

Attributable to:
Equity holders of PLDT	6,708	6,715	(7)
Noncontrolling interests	15	15	—

Consolidated statement of financial position as at March 31, 2019 (Unaudited)

	PFRS 16	PAS 17	Increase (Decrease)
	(in millions)
Assets:
Right-of-use assets	15,615	—	15,615
Deferred income tax assets - net	26,726	26,429	297
Total Assets	42,341	26,429	15,912

Liabilities:
Lease liabilities – net of current portion	9,002	—	9,002
Current portion of lease liabilities	8,156	—	8,156
Total Liabilities	17,158	—	17,158

Net impact on equity:
Retained earnings	9,684	10,930	(1,246)
Noncontrolling interests	4,323	4,323	—

Upon adoption of PFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets.  The standard provides specific transition requirements and practical expedients, which we have applied.

•	Leases previously classified as finance leases

We did not change the initial carrying amunts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognized under PAS 17).  The requirements of PFRS 16 was applied to these leases from January 1, 2019.

•	Leases previously accounted for as operating leases

We recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of ‘low-value’ assets.  The right-of-use assets were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rates at the date of initial application.  Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

We also applied the available practical expedients wherein we:

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;
•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;
•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and
•	Elected not to separate non-lease components from lease components and accounted them as single lease component.

Based on the foregoing, as at January 1, 2019:

•	Right-of -use assets of Php16,699 million were recognized and presented separately in the statement of financial position.
•	Lease liabilities of Php18,249 million were recognized and presented separately in the statement of financial position.
•	Deferred tax assets – net increased by Php297 million because of the deferred tax impact of the changes in assets and liabilities.
•	The net effect of Php1,253 of these adjustments had been adjusted to retained earnings.

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method.  The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree.  For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.  This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.  The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss.  Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed.  If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date.  If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain on a bargain purchase is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete.  During the measurement period, which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.  During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence.  Significant influence is the power to participate in the financial and operating policy decisions of the investee but has no control nor joint control over those policies.  The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity.  Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.  The cost of the investments includes directly attributable transaction costs.  The details of our investments in associates are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Associates.

Under the equity method, an investment in an associate is carried at cost plus post acquisition changes in our share of net assets of the associate.  Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment.  Our consolidated income statements reflect our share in the financial performance of our associates.  Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and consolidated statement of changes in equity.  Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is included under “Other income (expenses)” in our consolidated income statement.  This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances.  When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates.  We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired.  If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statements.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value.  Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in our consolidated financial statements.

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns.  They are classified and accounted for as follows:

•

Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation in accordance with the PFRS applicable to the particular assets, liabilities and transactions.

•	Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements.  Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies.  The details of our investments in joint ventures are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture.  Our investment in the joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate with no remeasurement.

Current Versus Noncurrent Classifications

We present assets and liabilities in our consolidated statements of financial position based on current or noncurrent classification.

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•	Held primarily for the purpose of trading;
•	Expected to be realized within twelve months after the reporting period; or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as noncurrent.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;
•	It is held primarily for the purpose of trading;
•	It is due to be settled within twelve months after the reporting period; or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the period.

We classify all other liabilities as noncurrent.

Deferred income tax assets and liabilities are classified as noncurrent assets and liabilities, respectively.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency.  The Philippine peso is the currency of the primary economic environment in which we operate.  This is also the currency that mainly influences the revenue from and cost of rendering products and services.  Each entity in our Group determines its own functional currency and items included in the separate financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for the subsidiaries discussed below) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period.  All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.  The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, Digitel Capital Philippines Ltd., or DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. dollar; the functional currency of VIP, VIH, VII, VIS, iCommerce, Fintech Ventures, 3rd Brand, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, is the Singaporean dollar; the functional currency of Chikka Communications Consulting (Beijing) Co. Ltd., or CCCBL, is the Chinese renminbi; the functional currency of ABMGS Sdn. Bhd., or AGS Malaysia, and Takatack Malaysia, is the Malaysian ringgit; the functional currency of PT Advance Business Microsystems Global Solutions, or AGS Indonesia, is the Indonesian rupiah; and the functional currency of ePay Myanmar is the Myanmar kyat.  As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month.  The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments.  Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change.  The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change.  The resulting translated amounts for non-monetary items are treated as the new historical cost.  Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate as at reporting date.

Financial Instruments

Financial Instruments – Initial recognition and subsequent measurement

Classification of financial assets

Financial assets are classified in their entirety based on the contractual cash flows characteristics of the financial assets and our business model for managing the financial assets.  We classify our financial assets into the following measurement categories:

•	Financial assets measured at amortized cost;
•	Financial assets measured at FVPL;
•	Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are reclassified to profit or loss; and

•	Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are not reclassified to profit or loss.

Contractual cash flows characteristics

In order for us to identify the measurement of our debt financial assets, an SPPI test needs to be initially performed in order to determine whether the contractual terms of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  Once a debt financial asset passed the SPPI test, business model assessment, which identifies our objective of holding the financial assets – hold to collect or hold to collect and sell, will be performed.  Otherwise, if the debt financial asset failed the test, such will be measured at FVPL.

In making the assessment, we determine whether the contractual cash flows are consistent with a basic lending arrangement, i.e., interest includes consideration only for the time value of money, credit risk and other basic lending risks and costs associated with holding the financial asset for a particular period of time.  In addition, interest can include a profit margin that is consistent with a basic lending arrangement.  The assessment as to whether the cash flows meet the SPPI test is made in the currency in which the financial asset is denominated.  Any other contractual terms that introduce exposure to risks or volatility in the contractual cash flows that is unrelated to a basic lending arrangement, such as exposure to changes in equity prices or commodity prices, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

Business model

Our business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.  Our business model does not depend on management’s intentions for an individual instrument.

Our business model refers to how we manage our financial assets in order to generate cash flows.  Our business model determines whether cash flows will result from collecting contractual cash flows, collecting contractual cash flows and selling financial assets or neither.

Financial assets at amortized cost

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the EIR method, less any impairment in value.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR.  The amortization is included in ‘Interest income’ in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and
(ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset.  Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include portions of investment in debt securities and other long-term investments, cash and cash equivalents, short-term investments, trade and other receivables, and portions of advances and other noncurrent assets as at March 31, 2019 and December 31, 2018.  See Note 13 – Debt Instruments at Amortized Cost, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 29 – Financial Assets and Liabilities.

Financial assets at FVOCI (debt instruments)

A financial asset is measured at FVOCI if: (i) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at fair value.  Gains and losses arising from changes in fair value are included in other comprehensive income within a separate component of equity.  Impairment losses or reversals, interest income and foreign exchange gains and losses are recognized in profit and loss until the financial asset is derecognized.  Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.  This reflects the gain or loss that would have been recognized in profit or loss upon derecognition if the financial asset had been measured at amortized cost.  Impairment is measured based on the ECL model.

Our financial assets at FVOCI include receivables from MPIC as at March 31, 2019 and December 31, 2018.  See Note 26 – Related Party Transactions and Note 29 – Financial Assets and Liabilities.

Financial assets at FVPL

Financial assets at FVPL are measured at fair value.  Included in this classification are derivative financial assets, equity investments held for trading and debt instruments with contractual terms that do not represent solely payments of principal and interest.  Financial assets held at FVPL are initially recognized at fair value, with transaction costs recognized in our consolidated income statements as incurred.  Subsequently, they are measured at fair value and any gains or losses are recognized in our consolidated income statements.

Additionally, even if the asset meets the amortized cost or the FVOCI criteria, we may choose at initial recognition to designate the financial asset at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) that would otherwise arise from measuring financial assets on a different basis.

Trading gains or losses are calculated based on the results arising from trading activities of the PLDT Group, including all gains and losses from changes in fair value for financial assets and financial liabilities at FVPL, and the gains or losses from disposal of financial investments.

Our financial assets at FVPL include derivative financial assets and equity investments as at March 31, 2019 and December 31, 2018.  See Note 12 – Financial Assets at FVPL and Note 29 – Financial Assets and Liabilities.

Classification of financial liabilities

Financial liabilities are measured at amortized cost, except for the following:

•	Financial liabilities measured at FVPL;
•	Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when we retain continuing involvement;
•	Financial guarantee contracts;
•	Commitments to provide a loan at a below-market interest rate; and
•	Contingent consideration recognized by an acquirer in accordance with PFRS 3.

A financial liability may be designated at FVPL if it eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) or:

•	If a host contract contains one or more embedded derivatives; or

•

If a group of financial liabilities or financial assets and liabilities is managed and its performance evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

Where a financial liability is designated at FVPL, the movement in fair value attributable to changes in our own credit quality is calculated by determining the changes in credit spreads above observable market interest rates and is presented separately in other comprehensive income.

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at March 31, 2019 and December 31, 2018.  See Note 29 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures, (except for statutory payables) as at March 31, 2019 and December 31, 2018.  See Note 21 – Interest-bearing Financial Liabilities.

Reclassifications of financial instruments

We reclassify our financial assets when, and only when, there is a change in the business model for managing the financial assets.  Reclassifications shall be applied prospectively and any previously recognized gains, losses or interest shall not be restated.  We do not reclassify our financial liabilities.

We do not reclassify its financial assets when:

•	A financial asset that was previously a designated and effective hedging instrument in a cash flow hedge or net investment hedge no longer qualifies as such;
•	A financial asset becomes a designated and effective hedging instrument in a cash flow hedge or net investment hedge; and
•	There is a change in measurement on credit exposures measured at FVPL.

Impairment of Financial Assets

We recognize ECL for debt instruments that are measured at amortized cost and FVOCI.

No ECL is recognized on equity investments.

ECLs are measured in a way that reflects the following:

•	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;
•	The time value of money; and
•	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Financial assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL

For credit exposures where there have not been significant increases in credit risk since initial recognition and that are not credit-impaired upon origination, the portion of lifetime ECLs that represent the ECLs that result from default events that are possible within the 12-months after the reporting date are recognized.

Stage 2: Lifetime ECL – not credit-impaired

For credit exposures where there have been significant increases in credit risk since initial recognition on an individual or collective basis but are not credit-impaired, lifetime ECLs representing the ECLs that result from all possible default events over the expected life of the financial asset are recognized.

Stage 3: Lifetime ECL – credit-impaired

Financial assets are credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of those financial assets have occurred.  For these credit exposures, lifetime ECLs are recognized and interest revenue is calculated by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset.

Loss allowance

Loss allowances are recognized based on 12-month ECL for debt investment securities that are assessed to have low credit risk at the reporting date.  A financial asset is considered to have low credit risk if:

•	The financial instrument has a low risk of default;
•	The counterparty has a strong capacity to meet its contractual cash flow obligations in the near term; and
•	Adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the counterparty to fulfill its contractual cash flow obligations.

We consider a debt investment security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’, or when the exposure is less than 30 days past due.

The loss allowance recognized in the period is impacted by a variety of factors, as described below:

•

Transfers between Stage 1 and Stage 2 and 3 due to the financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between 12-month and lifetime ECL;

•	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments derecognized in the period;
•

Impact on the measurement of ECL due to changes in probability of defaults, or PDs, loss given defaults, or LGDs, and exposure at defaults, or EADs, in the period, arising from regular refreshing of inputs to models;

•	Impacts on the measurement of ECL due to changes made to models and assumptions;
•	Unwinding of discount within ECL due to passage of time, as ECL is measured on a present value basis; and
•	Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.

Write-off policy

We write-off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, it has exhausted all practical recovery efforts and has concluded that it has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.  We write-off an account when all of the following conditions are met:

•	The asset is in past due for over 90 days, or is already an item-in-litigation with any of the following:
a.	No properties of the counterparty could be attached
b.	The whereabouts of the client cannot be located
c.	It would be more expensive for the Group to follow-up and collect the amount, hence the we have ceased enforcement activity, and
d.	Collections can no longer be made due to insolvency or bankruptcy of the counterparty
•	Expanded credit arrangement is no longer possible;
•	Filing of legal case is not possible; and
•	The account has been classified as ‘Loss’.

Simplified approach

The simplified approach, where changes in credit risk are not tracked and loss allowances are measured at amounts equal to lifetime ECL, is applied to ‘Trade and other receivables’ and ‘Contract assets’.  We have established a provision matrix for billed trade receivables and a vintage analysis for contract assets and unbilled trade receivables that is based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is primarily derecognized when: (1) the right to receive cash flows from the asset has expired; or (2) we have transferred the right to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability.  The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rates.  Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value.  Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.  The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques.  See Note 29 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expense) – Gains (losses) on derivative financial instruments – net” in our consolidated income statements.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.  The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.  Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.  In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statements.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging instrument is recognized in our consolidated income statements as financing cost.  The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statements.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method.  EIR amortization may begin as soon as adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in our consolidated income statements.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  See Note 29 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast transaction occurs.  Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement.  If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement to hedge our interest rate exposure and a long-term principal only-currency swap agreement to hedge our foreign exchange exposure on certain outstanding loan balances.  See Note 29 – Financial Assets and Liabilities.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.  The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses.  Land is stated at cost less any impairment in value.  The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use.  Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met.  When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly.  Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied.  All other repairs and maintenance costs are recognized as expense as incurred.  The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met.

Depreciation and amortization commence once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets.  The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.

Property under construction is stated at cost less any impairment in value.  This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction.  Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Property under construction is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset.  Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.  Capitalization of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and borrowing costs are incurred.  Borrowing costs are capitalized until the assets are substantially completed for their intended use or sale.

All other borrowing costs are expensed as incurred.  Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term.  We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment.  The amount of asset retirement obligations is accreted and such accretion is recognized as interest expense.  See Note 9 – Property and Equipment and Note 23 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs.  Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date.  Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect.  Fair values are determined based on an amount evaluation performed by a Philippine SEC accredited external independent valuer applying a valuation model recommended by the International Valuation Standards Committee.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal.  Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use.  For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use.  If owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property and equipment up to the date of change in use.  The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income.  On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition.  The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.  The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the economic useful life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired.  At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level.  The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable.  If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 15 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in our consolidated income statements when the asset is derecognized.

Internally generated intangibles are not capitalized, and the related expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average cost method.  Net realizable value is determined by either estimating the selling price in the ordinary course of business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired.  If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use, or VIU.  The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets.  When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining the fair value less costs of disposal, recent market transactions are taken into account.  If no such transactions can be identified, an appropriate valuation model is used.  Impairment losses are recognized in our consolidated income statements.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased.  If such indication exists, we make an estimate of the recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  If this is the case, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in our consolidated income statements.  After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment, right-of-use assets, and intangible assets with definite useful lives

For property and equipment and right-of-use assets, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.  For intangible assets with definite useful lives, we assess for impairment whenever there is an indication that the intangible assets may be impaired.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment, Note 10 – Right-of-Use Assets and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired.  If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount.  The amount of impairment loss is recognized in our consolidated income statements.  See Note 11 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.  Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates.  When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized.  Impairment losses relating to goodwill cannot be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment testing of goodwill and intangible assets with indefinite useful life for further disclosures relating to impairment of non-financial assets.

Intangible asset with indefinite useful life

Intangible asset with indefinite useful life is not amortized but is tested for impairment annually either individually or at the CGU level, as appropriate.  We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statements.  Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment testing of goodwill and intangible assets with indefinite useful life for further disclosures relating to impairment of non-financial assets.

Investment in Debt Securities

Investment in debt securities consists of time deposits and government securities which are carried at amortized cost using the EIR method.  Interest earned from these securities is recognized under “Other income (expenses) – Interest income” in our consolidated income statements.

Cash and Cash Equivalents

Cash includes cash on hand and in banks.  Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Fair Value Measurement

We measure financial instruments such as derivatives, financial assets at FVPL, financial assets at FVOCI and non-financial assets such as investment properties, at fair value at each reporting date.  The fair values of financial instruments measured at amortized cost are disclosed in Note 29 – Financial Assets and Liabilities.  The fair values of investment properties are disclosed in Note 14 – Investment Properties.

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in our consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in our consolidated financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted FVPL financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as certain short-term investments and investment properties.  Involvement of external valuers is decided upon annually.  Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies.  For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.  This includes a discussion of the major assumptions used in the valuations.  For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenue

Revenue from contracts with customers

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which we expect to be entitled to in exchange for those goods or services.  PFRS 15 prescribes a five-step model to be followed in the recognition of revenue, wherein we take into consideration the performance obligations which we need to perform in the agreements we have entered into with our customers.  Revenue is measured by allocating the transaction price, which includes variable considerations, to each performance obligation on a relative stand-alone selling price basis, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable.  Transaction prices are adjusted for the effects of a significant component if we expect, at contract inception, that the period between the transfer of the promised goods or services to the customer and when the customer pays for that good or service will be more than one year.

When allocating the total contract transaction price to identified performance obligations, a portion of the total transaction price may relate to service performance obligations which were not satisfied or are partially satisfied as of end of the reporting period.  In determining the transaction price allocated, we do not include nonrecurring charges and estimates for usage, nor do we consider arrangements with an original expected duration of one year or less.

Remaining performance obligations are associated with our wireless and fixed line subscription contracts.  As at March 31, 2019, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php27,014 million, of which we expect to recognize approximately 53% in April to December 2019 and 17% over the next two years.  As at December 31, 2018, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php30,753 million, of which we expect to recognize approximately 63% in 2019 and 37% over the next two years.

When determining our performance obligations, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent.  We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement.  We are acting as a principal when we have control over the specified goods or services before transferring or rendering those to customers.  We are a principal and record revenue on a gross basis if we control the promised goods or services before transferring them to the customer.  However, if our role is only to arrange for another entity to provide the goods or services, then we are an agent and will need to record revenue at the net amount that we retain for our agency services.

The disclosures of significant accounting judgments, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business.

Services may be rendered separately or bundled with goods or other services.  The specific recognition criteria are as follows:

i.	Single Performance Obligation (POB) Contracts

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart, Sun Cellular and Infinity brands, from local exchange services primarily through landline and related services, and from fixed line and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period.  Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers.  Services availed by subscribers in addition to these fixed fee arrangements are charged separately at their stand-alone selling prices and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided by Smart, Sun Cellular, TNT, SmartBro and Sun Broadband brands.  Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

We also consider recognizing revenue from the expected breakage or expiry of airtime load in proportion to the pattern of rights exercised by the customer if it expects to be entitled to that breakage amount.  If we do not expect to be entitled to a breakage amount based on historical experience with the customers, then we recognize the expected breakage amount as revenue when the likelihood of the prepaid customer exercising its remaining rights becomes remote.

Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long-distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.).  Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.  In general, non-refundable upfront fees, such as activation fees, that do not relate to the transfer of a promised good or service, are deferred and recognized as revenue throughout the estimated average length of the customer relationship, and the related incremental costs incurred are similarly deferred and recognized as expense over the same period, if such costs generate or enhance resources of the entity and are expected to be recovered.

Installation fees for voice services are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  Installation fees for data services are also not capable of being distinct from the sale of modem since the subscriber obtains benefit from the combined output of the installation services and the device, and is recognized upon delivery of the modem and performance of modem installation.  The related incremental costs are recognized in the same manner in our consolidated income statements, if such costs are expected to be recovered.

ii.	Bundled Contracts

In revenue arrangements, which involve bundled sales of mobile devices and accessories (non-service component), and telecommunication services (service component), the total transaction price is allocated based on the relative stand-alone selling prices of each distinct performance obligation.  Stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the transaction price allocation.  We adjust the transaction price for the effects of the time value of money if the timing of the payment and delivery of goods or services do not coincide, effects of which are considered as containing a significant financing component.

Revenues from the sale of non-service component are recognized at the point in time when the goods are delivered while revenues from telecommunication services component are recognized over on a straight-line basis over the contract period when the services are provided to subscribers.

Significant Financing Component

The non-service component included in contracts with customers have significant financing component considering the period between the time of the transfer of control over the mobile device and the customer’s payment of the price of the mobile device, which is more than one year.

The transaction price for such contracts is determined by discounting the amount of promised consideration using the appropriate discount rate. We concluded that there is a significant financing component for those contracts where the customer elects to pay in arrears considering the length of time between the transfer of mobile device to the customer and the customer’s payment, as well as the prevailing interest rates in the market adjusted with customer credit spread.

Customer Loyalty Program

We operate customer engagement and loyalty programs which allows customers to accumulate points when postpaid customers pay their bills on time and in full, purchase products or services, and load or top-up for prepaid customers once registered to the program.  Customers may avail of the “MVP Rewards Card” for free, powered by PayMaya, which allows for instant conversion of points into the PayMaya wallet of the customer that can be used for all purchases transacted using the “MVP Rewards Card”.  The new customer loyalty program is not treated as separate performance obligation but as a reduction of revenue when earned.

iii.	International and Domestic Long Distance Contracts

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs.  Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed, or connection is provided, and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statements.  Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Variable consideration

We assessed that a variable consideration exists in certain interconnection agreements where there is a monthly aggregation period and the rates applied for the total monthly traffic will depend on the total traffic for the month.  We also consider whether contracts with carriers contain volume commitment or tiering arrangement whereby the rate being charged will change upon meeting certain volume of traffic.  We estimate the amount of variable consideration to which we are entitled and include in the transaction price some or all of an amount of variable consideration estimated arising from these agreements, unless the impact is not material.

iv.	Others

Revenues from VAS include MMS, downloading and streaming of content, applications and other digital services and infotext services which are only arranged for by us on behalf of third-party content providers.  The amount of revenue recognized is net of content provider’s share in revenue.  Revenue is recognized upon service availment.  We act as an agent for certain VAS arrangements.

Revenue from server hosting, co-location services and customer support services are recognized at point in time as the services are performed.

Contract balances

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer.  If we perform by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.  Contract assets are reclassified to trade receivables when billed.

Trade receivables

A receivable represents our right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities and unearned revenues

A contract liability is the obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier).  Contract liabilities and unearned revenues are recognized as revenue when we perform under the contract.

Incremental costs to obtain contracts

We often give commissions and incentives to sales agent for meeting certain quota on new connect based on volume of new connections and corresponding value of plans contracted. These costs are incremental costs to obtain as we would have not incurred these if the contract had not been obtained.  These are capitalized as an asset if these are expected to be recovered.  Any capitalized incremental costs to obtain would be amortized and recognized as expense over customer subscription period.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is identified.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain to be received if the entity settles the obligation.  The expense relating to any provision is presented in our consolidated income statements, net of any reimbursements.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense in our consolidated income statements.

Retirement Benefits

PLDT and certain of its subsidiaries are covered under R.A. 7641 otherwise known as “The Philippine Retirement Law”.

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and majority of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees.  Retirement costs are separately determined using the projected unit credit method.  This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

•	Service cost;
•	Net interest on the net defined benefit asset or obligation; and
•	Remeasurements of net defined benefit asset or obligation.

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Selling, general and administrative expenses – Compensation and employee benefits” account in our consolidated income statements.  These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation.  Net defined benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statements of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur.  Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly.  Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us.  Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach.  The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.  See Note 27 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and provides for qualified employees to receive a defined benefit minimum guarantee.  The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries account for their retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period.  The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method.  Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our profit or loss.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss.  Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs.  See Note 27 – Employee Benefits – Defined Contribution Plans for more details.

Other Long-term Employee Benefits

Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation.  Past service costs and actuarial gains and losses are recognized immediately in our profit or loss.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period and is determined using the projected unit credit method.  See Note 27 – Employee Benefits – Other Long-term Employee Benefits for more details.

Transformation Incentive Plan, or TIP

The PLDT provides incentive compensation to key officers, executives and other eligible participants, in the PLDT Group in the form of PLDT Inc. common shares of stock, or Performance Shares, over a three-year vesting period from January 1, 2017 to December 31, 2019.  The award of the performance shares is contingent on the achievement of Performance Targets based on PLDT Group’s cumulative consolidated core net income.

The starting point of expense recognition is the date of grant, which is the date when the formal invitation letter was sent to the eligible participants.  The fair value of the award (excluding the effect of any service and non-market performance vesting conditions) is determined at the grant date.  At each subsequent reporting date until vesting, a best estimate of the cumulative charge to profit or loss at that date is computed.  As the share-based payments vests in installments over the service period, the award is treated as expense over the vesting period.

On December 11, 2018, the Executive Compensation Committee, or ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up will be implemented for the 2019 TIP Grant.  The estimated fair value of remaining unpurchased shares will be given out as cash award.  The fair value of the cash award relating to unpurchased shares is determined using the estimate of the fair value of the original award approved in 2017.  Please see Note 3 – Management’s Use of Accounting Judgements, Estimates and Assumptions – Estimating pension benefit cost and other employee benefits.

Leases

Beginning January 1, 2019

•Right-of-use assets

We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use).  Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.  The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.  Unless it is reasonably certain that we obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.  Right-of-use assets are subject to impairment.

•Lease liabilities

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term.  The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.  The lease payments also include the exercise price of a purchase option reasonably certain to be exercised and payments of penalties for terminating a lease, if the lease term reflects exercising the option to terminate.  The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.  After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.  In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•Short-term leases and leases of low-value assets

We apply the short-term lease recognition exemption to our short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option).  We also apply the lease of low-value assets recognition exemption to leases that are considered of low value (i.e., below Php250 thousand).  Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Prior to January 1, 2019

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date.  The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.  A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor.  Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.  Rental income is recognized in our consolidated income statements on a straight-line basis over the lease term.

All other leases are classified as finance leases.  At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized.  Interest income is accrued over the lease term using the EIR and lease amortization is accounted for as reduction of lease receivable.

As a Lessee.  Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases.  Operating lease payments are recognized as expense in our consolidated income statements on a straight-line basis over the lease term.

All other leases are classified as finance leases.  A finance lease gives rise to the recognition of a leased asset and finance lease liability.  Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term.  Interest expense is recognized over the lease term using the EIR.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO.  Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized.  Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our consolidated statements of comprehensive income and not in our consolidated income statements.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed.  The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our profit or loss.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT, if applicable.  When VAT from sales of goods and/or services (output VAT) exceeds VAT passed on from purchases of goods or services (input VAT), the excess is recognized as payable in our consolidated statements of financial position.  When VAT passed on from purchases of goods or services (input VAT) exceeds VAT from sales of goods and/or services (output VAT), the excess is recognized as an asset in our consolidated statements of financial position to the extent of the recoverable amount.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements.  They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote.  Contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post period-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements.  Post period-end events that are not adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued.  Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax.  Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statement of changes in equity.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity.  No gain or loss is recognized in our consolidated income statements on the purchase, sale, reissuance or cancellation of our own equity instruments.  Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statement of changes in equity and consolidated statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statement of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our profit or loss as required or permitted by PFRS.

Standards Issued But Not Yet Effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are listed below.  We will adopt these standards and amendments to existing standards which are relevant to us when these become effective.

Effective beginning on or after January 1, 2020

•	Amendments to PFRS 3, Business Combinations, Definition of a Business

The amendments to PFRS 3 clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, and narrow the definition of outputs.  The amendments also add guidance to assess whether an acquired process is substantive and add illustrative examples.  An optional fair value concentration test is introduced which permits a simplified assessment of whether an acquired set of activities and assets is not a business.

An entity applies those amendments prospectively for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted.

These amendments will apply on our future business combinations.

•	Amendments to PAS 1, Presentation of Financial Statements, and PAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Definition of Material

The amendments refine the definition of material in PAS 1 and align the definition used across PFRSs and other pronouncements.  They are intended to improve the understanding of the existing requirements rather than to significantly impact an entity’s materiality judgments.

An entity applies those amendments prospectively for annual reporting periods beginning on or after January 1, 2020 with early application permitted.

These amendments have no material impact on our consolidated financial statements.

Effective beginning on or after January 1, 2021

•	PFRS 17, Insurance Contracts

PFRS 17 is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure.  Once effective, PFRS 17 will replace PFRS 4, Insurance Contracts.  This new standard on insurance contracts applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features.  A few scope exceptions will apply.

The overall objective of PFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers.  In contrast to the requirements in PFRS 4, which are largely based on grandfathering previous local accounting policies, PFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects.  The core of PFRS 17 is the general model, supplemented by:

1.	A specific adaptation for contracts with participation features (the variable fee approach); and
2.	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

PFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required.  The standard has no significant impact on our consolidated financial statements.

Deferred effectivity

•	Amendments to PFRS 10, Consolidated Financial Statements and PAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between the PFRS 10 and PAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.  The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in PFRS 3.  Any gain or loss resulting from the sale or contribution of assets that does not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture.

On January 13, 2016, the FRSC deferred the original effective date of January 1, 2016 of the said amendments until the IASB completes its broader review of the research project on equity accounting that may result in the simplification of accounting for such transactions and of other aspects of accounting for associates and joint ventures.  We are currently assessing the impact of this amendment.

3.	Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period.  The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements, except for those that relate to the adoption of PFRS 16.  Selected critical judgments and estimates applied in the preparation of the annual consolidated financial statements as discussed below:

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in our financial statements.

Revenue Recognition

Identifying performance obligations

We identify performance obligations by considering whether the promised goods or services in the contract are distinct goods or services.  A good or service is distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and our promise to transfer the good or service to the customer is separately identifiable from the other promises in the contract.

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction.  The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately.  We account for customer contracts in accordance with PFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations.  The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period, generally two years).  Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice services are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  Installation fees for data services are also not capable of being distinct from the sale of modem since the subscriber obtains benefit from the combined output of the installation services and the device, and is recognized upon delivery of the modem and performance of modem installation.

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements.  We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory. The following factors indicate that we control the goods before they are being transferred to customers. Therefore, we determined that we are the principal in these contracts.

•	We are primarily responsible for fulfilling the promise to provide the specified equipment.

•	We bear inventory risk on our inventory before it has been transferred to the customer.
•

We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited. It is incumbent upon us to establish the price of our services to be offered to our subscribers.

•	Our consideration in these contracts is the entire consideration billed to the service provider.

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements.  We have the primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenue from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation.  For the telecommunication service which is generally provided over the contract period of two years, because control is transferred over time, revenue is recognized monthly as we provide the service.  For the handset which is provided at the inception of the contract, because control is transferred at a point in time, revenue is recognized at the time of delivery.

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either through the use of input or output methods. Input method recognizes revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized through the use of input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the time of the transfer of control over the handset and the customer’s payment of the price of the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations and thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices.  The stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

In terms of allocation of transaction price between performance obligations, we assessed that allocating the transaction price using the stand-alone selling prices of the services and handset will result in more revenue allocated to non-service component.  The stand-alone selling price is based on the price in which we regularly sells the non-service and service component in a separate transaction.

Financial Instruments

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objective.  Our business model is not assessed on an instrument-by-instrument basis, but a higher level of aggregated portfolios and is based on observable factors such as:

a.	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;
b.	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and
c.	The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model, but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, investment in debt securities and other long-term investments (Note 13 – Debt Instruments at Amortized Cost), and trade and other receivables, the business model is to collect the contractual cash flows until maturity.  For receivables from MPIC, we have determined that its business model is to both collect contractual cash flows and sale of financial assets.

PFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio of financial assets carried at amortized cost, the entity should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from Corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty.  These are instances where:

a.	The counterparty is experiencing financial difficulty or is insolvent;
b.	The counterparty is in breach of financial covenant(s);
c.	An active market for that financial assets has disappeared because of financial difficulties;
d.	Concessions have been granted by the Group, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e.	It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f.	Financial assets are purchased or originated at a deep discount that reflects the incurred credit losses.

The criteria above have been applied to all financial instruments, except FVPL, held by the Group and are consistent with the definition of default used for internal credit risk management purposes.  The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, the Group assesses whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition.  The Group considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose.  This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates.  If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-months ECL.

Using our judgment and, where possible, relevant historical experience, we may determine that an exposure has undergone a significant increase in credit risk based on particular qualitative indicators that we consider are indicative of such and whose effect may not otherwise be fully reflected in its quantitative analysis on a timely basis.

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due.  Days past due are determined by counting the number of days since the earliest elapsed due date in respect of which full payment has not been received.  Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk.  The provision for credit losses for these financial assets is based on a 12-month ECL.  The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates.  It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. dollar; (b) VIP, VIH, VII, VIS, iCommerce, Fintech Ventures, 3rd Brand, CPL and AGSPL, which uses the Singaporean dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia and Takatack Malaysia, which uses the Malaysian ringgit; (e) AGS Indonesia, which uses the Indonesian rupiah; and (f) ePay Myanmar, which uses the Myanmar kyat.

Reclassification of certain land and building from investment property to property and equipment

In 2018, ePLDT reclassified certain land and building amounting to Php1,236 million from investment property to property and equipment because of the change in use of the assets.  Prior to reclassification, these land and building were previously held for rental to third party lessees up to the end of the lease arrangement in 2018.  Management decided not to renew the lease contracts but instead use the land and building for business operations.  As such, Management believes that the reclassification to property and equipment is appropriate given the change in use of these assets.

Determining the lease term of contracts with renewal options – Beginning January 1, 2019

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option, under some of our lease agreements to lease the assets for additional terms.  We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

We included the renewal period as part of the lease term for leases of cell sites, offices, business centers, warehouse due to the significance of these assets to our operations.  These leases have a non-cancellable period (i.e., three to ten years) and there will be a significant negative effect on our provision of services if a replacement is not readily available.

Leases – Prior to January 1, 2019

As a lessee, we have various lease agreements in respect of certain equipment and properties.  We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17.  Total lease expense amounted to Php71 million and Php1,639 million for the three months ended March 31, 2019 and 2018, respectively.  Total finance lease obligations amounted to Php468 thousand and Php514 thousand as at March 31, 2019 and December 31, 2018, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 5 – Income and Expenses – Selling, General and Administrative Expenses, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 29 – Financial Assets and Liabilities – Liquidity Risk.

Accounting for investment in Multisys Technologies Corporation, or Multisys

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  PGIH paid Php523 million to the owner of Multisys for the acquisition of existing shares and invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.

Based on our judgment, at the PLDT Group level, PGIH’s investments in Multisys gives PGIH a joint control in Multisys and thus are accounted for as investments in joint ventures using the equity method.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and Hastings Holdings, Inc., or Hastings, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures, Hastings and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures, Hastings and Cignal TV, and thus are accounted for as investments in associates using the equity method.

On February 15, 2018, ePLDT ceased to have any economic interest in Hastings as a result of the assignment of the Hastings PDRs to PLDT Beneficial Trust Fund.

See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment in MediaQuest PDRs.

Assessment of loss of control over Voyager Innovations Holdings Pte. Ltd., or VIH

PLDT assesses the consequences of changes in the ownership interest in a subsidiary that may result in a loss of control as well as the consequence of losing control of a subsidiary during the reporting period.  Whether or not PLDT retains control over the subsidiary depends on an evaluation of a number of factors that indicate if there are changes to one or more of the three elements of control.  When PLDT has less than majority of the voting rights or similar rights to an investee, PLDT considers all relevant facts and circumstances in assessing whether it has power over an investee, including, among others, representation on its board of directors, voting rights, and other rights of other investors, including their participation in significant decisions made in the ordinary course of business.

As a result of the subscriptions of the new investors in VIH, see Note 2 – Summary of Significant Accounting Policies – Loss of Control over VIH, PCEV’s ownership interest was diluted to 48.5% as such and retained only two out of the five Board of Director seats in the investee.  Consequently, as at November 28, 2018, PLDT lost its control on VIH and accounted for its remaining interest as investment in associate.  See Note 11 – Investments in Associates and Joint Ventures – Investment of PCEV in VIH.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare.  See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.  Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each have the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained.  All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in PFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.  Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with PFRS 11 given that PLDT and Globe each have the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with PAS 28.  Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

Accounting for investment in Beacon Electric Asset Holdings, Inc., or Beacon, under equity method

PAS 28 provides that where an entity holds 50% or more of the voting power (directly or through subsidiaries) on an investee, it will be presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.  If the ownership interest is less than 20%, the entity will be presumed not to have significant influence unless such influence can be clearly demonstrated.  A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.

The existence of significant influence by an entity is usually evidenced in one or more of the following ways:

•	Representation on Board of Directors or equivalent governing body of the investee;
•	Participation in the policy-making process, including participation in decisions about dividends or other distributions;
•	Material transactions between the entity and the investee;
•	Interchange of managerial personnel; or
•	Provision of essential technical information

On May 30, 2016, PCEV’s Board of Directors approved the sale of 646 million shares of common stock and 458 million shares of preferred stock of Beacon, representing 25% equity interest in Beacon to MPIC.  After the sale, PCEV’s equity ownership in Beacon was reduced from 50% to 25% and PCEV’s effective interest in Meralco through Beacon was reduced to 8.74% (i.e., 25% x 34.96%).  MPIC agreed that for as long as:
(a) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (b) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.

As at December 31, 2016, Beacon owns 3,894 million shares of stock representing approximately 34.96% equity interest in Meralco.  See Note 11 – Investments in Associates and Joint Ventures – Investment of PCEV in Beacon.

On June 13, 2017, PCEV entered into another Share Purchase Agreement with MPIC to sell its remaining 25% equity interest in Beacon for a total consideration of Php21,800 million.  MPIC settled a portion of the consideration amounting to Php12,000 million upon closing and the balance of Php9,800 million will be paid in annual installments from June 2018 to June 2021.  The unpaid balance from MPIC is measured at fair value using a discounted cash flow valuation method, with interest income to be accreted over the term of the receivable.

After the sale of PCEV’s remaining 25% interest in Beacon, PCEV continues to hold its representation in the Board and participate in decision making.  As set forth in the Share Purchase Agreement:  (a) the Seller shall be entitled to nominate one director to the Board of Directors of PCEV, or Seller’s Director, and MPIC agrees to vote its shares in PCEV in favor of such Seller’s Director; and (b) the Buyer shall cede to the Seller the right to vote all of the Shares, or Proxy Shares.  The parties agreed that with respect to decisions or policies affecting dividend payouts to be made by Beacon, the Seller’s Director shall exercise its voting rights, and shall vote, in accordance with the recommendation of the Buyer on such matter.  As a result, PCEV’s previously joint control over Beacon has become significant influence.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss.  Management determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at March 31, 2019 and December 31, 2018.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us.  See Note 11 – Investments in Associates and Joint Ventures.  Management determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at March 31, 2019 and December 31, 2018.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below.  We based our estimates and assumptions on parameters available when our consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control.  Such changes are reflected in the assumptions when they occur.

Loss of control over VIH – Fair value measurement of interest retained

A deemed disposal occurs where the proportionate interest of PLDT in a subsidiary is reduced other than by an actual disposal, for example, by the issuance of shares to a third party investor by the subsidiary.  When PLDT no longer has control, the remaining interest is measured at fair value as at the date the control was lost.  When determining the fair value, PLDT takes into account recent transactions and all the facts and circumstances surrounding the transactions such as timing, transaction size, transaction frequency, and motivations of the investors.  When valuing the shares in associates and joint ventures, PLDT carefully assesses the accounting implications of the stipulation in the shareholders’ agreements.  PLDT considers whether such a transaction has been made at arm’s length.

Impairment of non-financial assets

PFRS requires that an impairment review be performed when certain impairment indicators are present.  In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired.  This requires an estimation of the VIU of the CGUs to which these assets are allocated.  The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.  See Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life for the key assumptions used to determine the VIU of the relevant CGUs.

Determining the recoverable amount of property and equipment, right-of-use assets, investments in associates and joint ventures, intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets.  Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired.  Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions.  While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under PFRS.

There were no asset impairment recognized on noncurrent assets for the three months ended March 31, 2019 and 2018, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities, Note 10 – Right-of-Use Assets and Note 11 – Investments in Associates and Joint Ventures.

The carrying values of our property and equipment, right-of-use assets, investments in associates and joint ventures, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, , Note 10 – Right-of-Use Assets, Note 11 – Investments in Associates and Joint Ventures, Note 15 – Goodwill and Intangible Assets and Note 19 – Prepayments, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use.  Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets.  The estimated useful lives of each assets are reviewed every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets.  It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above.  The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances.  A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

In 2018, we shortened the estimated useful lives of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.  As a result, we recognized additional depreciation amounting to Php270 million and Php2,392 million for the three months ended March 31, 2019 and 2018, respectively.

The total depreciation and amortization of property and equipment amounted to Php8,091 million and Php9,373 million for the three months ended March 31, 2019 and 2018, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php200,062 million and Php195,964 million as at March 31, 2019 and December 31, 2018, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization.  At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

The total amortization of intangible assets with finite lives amounted to Php196 million and Php214 million for the three months ended March 31, 2019 and 2018, respectively.  Total carrying values of intangible assets with finite lives amounted to Php2,503 million and Php2,699 million as at March 31, 2019 and December 31, 2018, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 15 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized.  Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods.  This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies.  Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php3,192 million and Php3,227 million as at March 31, 2019 and December 31, 2018, respectively.  Total consolidated provision from deferred income tax amounted to Php1,458 million and Php610 million for the three months ended March 31, 2019 and 2018, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php26,726 million and Php27,697 million as at March 31, 2019 and December 31, 2018, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for expected credit losses

a.	Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

•

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the EIR.  The cash shortfall is the difference between the cash flows due to us in accordance with the contract and the cash flows that we expect to receive; and

•	Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the EIR.

We leverage existing risk management indicators (e.g. internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b.	Inputs, assumptions and estimation techniques
•	General approach for cash in bank, short-term investments, debt securities and other long-term investments and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired.  We consider the probability of our counterparty to default its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•	Simplified approach for trade and other receivables and contract assets

We use a simplified approach for calculating ECL on trade and other receivables and contract assets.  We consider historical days past due for groupings of various customer segments that have similar loss patterns and remaining time to maturities.

We use historical observed default rates and adjust these historical credit loss experience with forward-looking information.  At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in estimation techniques or significant assumptions made during the reporting period.

•	Incorporation of forward-looking information

We incorporate forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macro-economic assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macroeconoemic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past 3 to 8 years.  The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

We have not identified any uncertain event that it has assessed to be relevant to the risk of default occurring but where we are not able to estimate the impact on ECL due to lack of reasonable and supportable information.

Total provision for expected credit losses for trade and other receivables and contract assets amounted to Php901 million and nil, respectively, for the three months ended March 31, 2019.  Trade and other receivables and contract assets, net of allowance for expected credit losses, amounted to Php22,177 million and Php3,050 million, respectively, as at March 31, 2019.  Total provision for expected credit losses for trade and other receivables and contract assets amounted to Php4,192 million and Php17 million, respectively, for the year ended December 31, 2018.  Trade and other receivables and contract assets, net of allowance for expected credit losses, amounted to Php24,056 million and Php3,268 million, respectively, as at December 31, 2018.  See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables.

•	Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information were considered as economic inputs such as the gross domestic product, inflation rate, unemployment rates and other economic indicators.  For expected credit loss provisions modelled on a collective basis, a grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous.  In performing this grouping, there must be sufficient information for the PLDT Group to be statistically credible.  Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes.  The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a.	Retail subscribers;
b.	Corporate subscribers;
c.	Foreign administrations and domestic carriers; and
d.	Dealers, agents and others.

The following credit exposures are assessed individually:

•	All stage 3 assets, regardless of the class of financial assets; and
•	The cash and cash equivalents, investment in debt securities and other long-term investments, and other financial assets.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method.  An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates.  Further, our accrued benefit cost is affected by the fair value of the plan assets.  Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, directs costs, capital expenditures, discount rates and terminal growth rates.  See Note 27 – Employee Benefits.  Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.  While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.  All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php355 million and Php447 million for the three months ended March 31, 2019 and 2018, respectively.  The prepaid benefit costs amounted to Php245 million and Php393 million as at March 31, 2019 and December 31, 2018, respectively.  The accrued benefit costs amounted to Php5,910 million and Php7,182 million as at March 31, 2019 and December 31, 2018, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 27 – Employee Benefits.

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.   Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

On December 11, 2018, the Executive Compensation Committee, or ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up will be implemented for the 2019 TIP Grant.  The estimated fair value of remaining unpurchased shares will be given out as cash award.  The fair value of the cash award relating to unpurchased shares is determined using the estimate of the fair value of the original award approved in 2017.

As at May 9, 2019, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 302 thousand and 204 thousand PLDT common shares have been released to the eligible participants on March 28, 2019 for the 2018 annual grant and on April 5, 2018 for the 2017 annual grant, respectively.  The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php90 million and Php208 million as at March 31, 2019 and December 31, 2018, respectively, and is presented as equity reserves in our consolidated statements of financial position.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 27 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php1,684 million and Php1,656 million as at March 31, 2019 and December 31, 2018, respectively.  See Note 23 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments.  Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results.  We currently do not believe these proceedings could materially reduce our revenues and profitability.  It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments.  See Note 28 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Determination of fair values of financial assets and financial liabilities

Where the fair value of financial assets and financial liabilities recorded in our consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model.  The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.  The judgments include considerations of inputs such as liquidity risk, credit risk and volatility.  Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at March 31, 2019 amounted to Php2,026 million and Php147,476 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2018 amounted to Php2,168 million and Php143,392 million, respectively.    See Note 29 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group).  The operating results of these operating segments are regularly reviewed by the Management Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services.  We have three reportable operating segments as follows:

•

Wireless – mobile telecommunications services provided by Smart and DMPI, our mobile service providers; SBI and PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, BCC, PLDT Global and certain subsidiaries, and Digitel, all of which together account for approximately 4% of our consolidated fixed line subscribers; data center, cloud, cyber security services, managed information technology services and resellership through ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; full service customer rewards and loyalty programs provided by MRSI; and distribution of Filipino channels and content through PGNL and its subsidiaries; and

•

Others – VIH and certain subsidiaries, our mobile applications and digital platforms developers and mobile financial services provider; PCEV, PGIH, PLDT Digital and its subsidiaries, and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies for further discussion.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on net income for the period; earnings before interest, taxes, and depreciation and amortization, or EBITDA; EBITDA margin; and core income.  Net income for the period is measured consistent with net income in our consolidated financial statements.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.

EBITDA margin for the period is measured as EBITDA divided by service revenues.

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Segment revenues, segment expenses and segment results include transfers between business segments.  These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares.  See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with PFRS.

The segment revenues, net income, and other segment information of our reportable operating segments for the three months ended March 31, 2019 and 2018, and as at March 31, 2019 and December 31, 2018 are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
March 31, 2019 (Unaudited)
Revenues
External customers	21,960	19,473	—	—	41,433
Service revenues	20,593	19,014	—	—	39,607
Non-service revenues	1,367	459	—	—	1,826
Inter-segment transactions	529	2,526	—	(3,055)	—
Service revenues	529	2,525	—	(3,054)	—
Non-service revenues	—	1	—	(1)	—
Total revenues	22,489	21,999	—	(3,055)	41,433

Results
Depreciation and amortization	6,616	4,059	—	(1,329)	9,346
Asset impairment	747	610	—	—	1,357
Interest income	228	210	129	(15)	552
Equity share in net earnings (losses) of associates and joint ventures	—	47	(417)	—	(370)
Financing costs	1,670	1,263	15	(947)	2,001
Provision for income tax	1,159	1,118	13	—	2,290
Net income / Segment profit	2,903	3,330	19	471	6,723
EBITDA	12,166	9,044	(6)	(1,357)	19,847
EBITDA margin	58%	42%	—	—	50%
Core income	2,984	3,408	(267)	471	6,596

Assets and liabilities
Operating assets	284,233	189,681	30,887	(90,044)	414,757
Investments in associates and joint ventures	—	61,983	11,579	(18,509)	55,053
Deferred income tax assets – net	16,053	12,215	(1,037)	(505)	26,726
Total assets	300,286	263,879	41,429	(109,058)	496,536
Operating liabilities	220,246	215,049	16,296	(71,650)	379,941
Deferred income tax liabilities	2,236	455	370	(150)	2,911
Total liabilities	222,482	215,504	16,666	(71,800)	382,852

Other segment information
Capital expenditures, including capitalized interest (Note 9)	5,318	6,929	—	—	12,247

March 31, 2018 (Unaudited)
Revenues
External customers	21,823	18,376	308	—	40,507
Service revenues	19,856	17,592	297	—	37,745
Non-service revenues	1,967	784	11	—	2,762
Inter-segment transactions	769	2,081	4	(2,854)	—
Service revenues	769	2,080	4	(2,853)	—
Non-service revenues	—	1	—	(1)	—
Total revenues	22,592	20,457	312	(2,854)	40,507

Results
Depreciation and amortization	5,996	3,330	47	—	9,373
Asset impairment	748	643	—	—	1,391
Equity share in net earnings (losses) of associates and joint ventures	62	30	(18)	—	74
Interest income	146	193	192	(54)	477
Financing costs	517	1,229	56	(104)	1,698
Provision for income tax	474	1,308	114	15	1,911
Net income / Segment profit	1,283	3,531	2,075	35	6,924
EBITDA	8,539	8,229	(621)	386	16,533
EBITDA margin	41%	42%	(206%)	—	44%
Core income	3,147	3,351	(530)	35	6,003

December 31, 2018 (Audited)
Assets and liabilities
Operating assets	230,182	199,557	30,962	(61,075)	399,626
Investments in associates and joint ventures	—	43,426	12,001	—	55,427
Deferred income tax assets – net	16,879	12,479	(1,119)	(542)	27,697
Total assets	247,061	255,462	41,844	(61,617)	482,750
Operating liabilities	168,837	206,812	16,773	(29,319)	363,103
Deferred income tax liabilities	2,321	482	367	(189)	2,981
Total liabilities	171,158	207,294	17,140	(29,508)	366,084

March 31, 2018 (Unaudited)
Other segment information
Capital expenditures, including capitalized interest (Note 9)	4,614	2,331	—	—	6,945

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the three months ended March 31, 2019 and 2018:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Consolidated net income	6,723	6,924
Add (deduct) adjustments:
Depreciation and amortization	9,346	9,373
Provision for income tax	2,290	1,911
Financing costs	2,001	1,698
Equity share in net losses (earnings) of associates and joint ventures	370	(74)
Amortization of intangible assets	196	214
Impairment of investments (Note 11)	34	60
Foreign exchange losses – net	18	1,142
Losses (gains) on derivative financial instruments – net	3	(530)
Interest income	(552)	(477)
Other income – net	(582)	(3,708)
Total adjustments	13,124	9,609
Consolidated EBITDA	19,847	16,533

The following table shows the reconciliation of our consolidated net income to our consolidated core income for the three months ended March 31, 2019 and 2018:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Consolidated net income	6,723	6,924
Add (deduct) adjustments:
Manpower rightsizing program, or MRP	209	—
Impairment of investments (Note 11)	34	60
Foreign exchange losses – net	18	1,142
Core income adjustment on equity share in net losses of associates and joint ventures	18	12
Gains on derivative financial instruments – net, excluding hedge costs (Note 29)	(10)	(546)
Net income attributable to noncontrolling interests	(15)	(24)
Unrealized gains in fair value of investments	(320)	(3,350)
Depreciation due to shortened life of property and equipment	—	2,392
Net tax effect of aforementioned adjustments	(61)	(607)
Total adjustments	(127)	(921)
Consolidated core income	6,596	6,003

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the three months ended March 31, 2019 and 2018:

	March 31,
	2019		2018
	Basic	Diluted	Basic	Diluted
	(Unaudited)
Consolidated core EPS	30.46	30.46	27.72	27.72
Add (deduct) adjustments:
Gain in fair value of investments	1.48	1.48	15.50	15.50
Gains on derivative financial instruments – net, excluding hedge costs	0.04	0.04	1.77	1.77
Core income adjustment on equity share in net losses of associates and joint ventures	(0.08)	(0.08)	(0.05)	(0.05)
Foreign exchange losses – net	(0.08)	(0.08)	(5.05)	(5.05)
Impairment of investment	(0.16)	(0.16)	(0.28)	(0.28)
MRP	(0.68)	(0.68)	—	—
Depreciation due to shortened life of property and equipment	—	—	(7.75)	(7.75)
Total adjustments	0.52	0.52	4.14	4.14
Consolidated EPS attributable to common equity holders of PLDT	30.98	30.98	31.87	31.87

The following table presents our revenues from external customers by category of products and services for the three months ended March 31, 2019 and 2018:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Mobile	20,476	19,725
Home broadband	27	48
MVNO and others	90	83
	20,593	19,856
Non-service revenues:
Sale of mobile handsets and broadband data modems	1,367	1,967
Total wireless revenues	21,960	21,823
Fixed line services
Service revenues:
Voice	5,849	6,575
Data	12,815	10,738
Miscellaneous	350	279
	19,014	17,592
Non-service revenues:
Sale of computers, phone units and SIM cards	364	628
Point-product-sales	95	156
	459	784
Total fixed line revenues	19,473	18,376
Other services	—	308
Total revenues	41,433	40,507

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the three months ended March 31, 2019 and 2018.

5.	Income and Expenses

Revenue from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines.  This is consistent with the revenue information that is disclosed for each reportable segments under PFRS 8, Operating Segments.  See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenue for the three months ended March 31, 2019 and 2018:

	March 31, 2019 (Unaudited)
Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
Type of good or service
Service revenue	21,122	21,539	—	(3,054)	39,607
Non-service revenue	1,367	460	—	(1)	1,826
Total revenue from contracts with customers	22,489	21,999	—	(3,055)	41,433

Timing of revenue recognition
Transferred over time	21,122	21,539	—	(3,054)	39,607
Transferred at a point time	1,367	460	—	(1)	1,826
Total revenue from contracts with customers	22,489	21,999	—	(3,055)	41,433

	March 31, 2018 (Unaudited)
Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
Type of good or service
Service revenue	20,625	19,672	301	(2,853)	37,745
Non-service revenue	1,967	785	11	(1)	2,762
Total revenue from contracts with customers	22,592	20,457	312	(2,854)	40,507

Timing of revenue recognition
Transferred over time	20,625	19,672	301	(2,853)	37,745
Transferred at a point time	1,967	785	11	(1)	2,762
Total revenue from contracts with customers	22,592	20,457	312	(2,854)	40,507

Contract Balances

Contract balances as at March 31, 2019 and December 31, 2018 consists of the following:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Trade and other receivables (Note 17)	39,641	40,559
Contract assets	3,118	3,399
Contract liabilities and unearned revenues	7,095	7,182

The decrease in trade and other receivables of Php918 million as at March 31, 2019 was primarily due to decline in wireless postpaid subscriber base.

The decrease of Php281 million in contract assets as at March 31, 2019 is the result of fewer postpaid new connections during the period.

The decrease of Php87 million in contract liabilities and unearned revenues as at March 31, 2019 is due to lower amortization for handsets bundled in certain postpaid plans and lower realized revenues, net of new advance payments from customer contracts.

Set out below is the movement in the allowance for expected credit losses of contracts assets for the three months ended March 31, 2019 and for the year ended December 31, 2018.

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	131	114
Reclassification	(63)	17
Balance at end of the period	68	131

Changes in the contract liabilities and unearned revenues accounts for the three months ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Balances as at beginning of the period	7,182	8,541
Deferred during the period	26,923	102,288
Recognized as revenue during the period	(27,010)	(103,647)
Balance at end of the period	7,095	7,182

The contract liabilities and unearned revenues accounts as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Long-term advances from postpaid subscribers	151	145
Short-term advances for installation services	621	558
Leased facilities	61	34
Advance monthly service fees	1,652	2,386
Unearned revenues from prepaid contracts	4,610	4,059
Total contract liabilities and unearned revenues	7,095	7,182

Contract liabilities:
Current	88	87
Noncurrent	37	58

Unearned revenues:
Current	6,479	6,563
Noncurrent	491	474

Contract liabilities and unearned revenues account pertains to long-term advances for equipment included in certain postpaid bundled plans.  As at March 31, 2019, the current and noncurrent portion of contract liabilities and unearned revenues amounted to Php6,567 million and Php528 million, respectively, while as at December 31, 2018, the current and noncurrent portion of contract liabilities and unearned revenues amounted to Php6,650 million and Php532 million, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2019 and 2018 consist of the following:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Compensation and employee benefits	5,796	5,855
Repairs and maintenance (Notes 14, 18 and 26)	3,936	3,340
Professional and other contracted services (Note 26)	2,863	2,900
Selling and promotions (Note 26)	1,107	1,498
Taxes and licenses (Note 28)	1,041	1,036
Insurance and security services (Note 26)	421	379
Communication, training and travel (Note 26)	265	245
Amortization of intangible assets (Note 15)	196	214
Rent (Note 26)	71	1,639
Other expenses	195	203
Total selling, general and administrative expenses	15,891	17,309

Compensation and Employee Benefits

Compensation and employee benefits for the three months ended March 31, 2019 and 2018 consist of the following:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	5,142	5,068
Pension benefit costs (Note 27)	355	447
MRP	209	230
Incentive plan (Note 27)	90	110
Total compensation and employee benefits	5,796	5,855

Over the past several years, we have been implementing the MRP in line with our continuing efforts to reduce the cost base of our businesses.  The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses.  The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales and Services

Cost of sales and services for the three months ended March 31, 2019 and 2018 consist of the following:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Cost of computers, mobile handsets and broadband data modems (Note 18)	1,931	2,691
Cost of services (Note 18)	864	770
Cost of point-product-sales (Note 18)	89	153
Total cost of sales and services	2,884	3,614

Asset Impairment

Asset impairment for the three months ended March 31, 2019 and 2018 consist of the following:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Trade and other receivables (Note 17)	901	897
Inventories and supplies (Note 18)	373	494
Other assets	83	—
Total asset impairment	1,357	1,391

Other Income (Expenses) – Net

Other income (expenses) – net for the three months ended March 31, 2019 and 2018 consist of the following:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Interest income	552	477
Gains (losses) on derivative financial instruments – net (Note 29)	(3)	530
Foreign exchange losses – net (Note 9)	(18)	(1,142)
Equity share in net earnings (losses) of associates and joint ventures (Note 11)	(370)	74
Financing costs	(2,001)	(1,698)
Others – net (Notes 11, 12 and 14)	548	3,648
Total other income (expenses) – net	(1,292)	1,889

Interest Income

Interest income for the three months ended March 31, 2019 and 2018 consist of the following:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Interest income on cash and cash equivalents (Note 16)	341	166
Interest income arising from revenue contracts with customers	111	100
Interest income on loans and receivables	93	182
Interest income on short-term investments	6	27
Interest income on debt instruments at amortized cost (Note 13)	1	2
Total interest income	552	477

Financing Costs

Financing costs for the three months ended March 31, 2019 and 2018 consist of the following:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 21 and 29)	2,098	1,942
Accretion on lease liabilities (Note 22)	222	—
Accretion on financial liabilities (Note 21)	31	36
Financing charges	8	24
Capitalized interest (Note 9)	(358)	(304)
Total financing costs	2,001	1,698

6.	Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the three months ended March 31, 2019 and 2018 are as follows:

	Foreign currency translation differences of subsidiaries	Net loss on available -for-sale financial investments – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial losses on defined benefit plans – net of tax	Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2019	695	(9)	(640)	618	(25,689)	—	(165)	(25,190)	19	(25,171)
Other comprehensive income (loss)	6	—	(76)	—	(550)	(6)	33	(593)	—	(593)
Balances as at March 31, 2019 (Unaudited)	701	(9)	(716)	618	(26,239)	(6)	(132)	(25,783)	19	(25,764)
Balances as at January 1, 2018	583	4,300	(369)	620	(24,467)	182	—	(19,151)	14	(19,137)
Other comprehensive income (loss)	174	(4,301)	(90)	—	(1,265)	(182)	—	(5,664)	4	(5,660)
Balances as at March 31, 2018 (Unaudited)	757	(1)	(459)	620	(25,732)	—	—	(24,815)	18	(24,797)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets	26,726	27,697
Net deferred income tax liabilities	2,911	2,981

The components of our consolidated net deferred income tax assets and liabilities as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Unamortized past service pension costs	5,555	5,252
Customer list and trademark	4,471	4,670
Accumulated provision for expected credit losses	3,976	3,709
Pension and other employee benefits	3,407	4,296
NOLCO	2,105	3,231
Fixed asset impairment/depreciation due to shortened life of property and equipment	2,057	1,870
Unearned revenues	1,761	1,776
Provision for other assets	1,664	1,595
MCIT	972	905
Accumulated provision for inventory obsolescence and write-down	942	916
Unrealized foreign exchange losses	918	1,092
Derivative financial instruments	(63)	(58)
Others	(1,039)	(1,557)
Total deferred income tax assets – net	26,726	27,697
Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	2,123	2,175
Unrealized foreign exchange gains	368	366
Investment property	278	277
Undepreciated capitalized interest charges	8	7
Others	134	156
Total deferred income tax liabilities	2,911	2,981

Changes in our consolidated net deferred income tax assets (liabilities) as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the period	27,697	30,466
Net deferred income tax liabilities – balance at beginning of the period	(2,981)	(3,366)
Net balance at beginning of the period	24,716	27,100
Adjustments due to adoption of PFRS 16	296	—
Movement charged directly to other comprehensive income	263	591
Provision for deferred income tax	(1,458)	(1,375)
Excess MCIT deducted against RCIT due	—	(370)
Adjustments due to adoption of PFRS 15	—	(1,166)
Others	(2)	(64)
Net balance at end of the period	23,815	24,716
Net deferred income tax assets – balance at end of the period	26,726	27,697
Net deferred income tax liabilities – balance at end of the period	(2,911)	(2,981)

The analysis of our consolidated net deferred income tax assets as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	20,776	25,163
Deferred income tax assets to be recovered within 12 months	8,053	4,872
	28,829	30,035
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,244)	(1,992)
Deferred income tax liabilities to be settled within 12 months	(859)	(346)
	(2,103)	(2,338)
Net deferred income tax assets	26,726	27,697

The analysis of our consolidated net deferred income tax liabilities as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(2,703)	(2,743)
Deferred income tax liabilities to be settled within 12 months	(208)	(238)
Net deferred income tax liabilities	(2,911)	(2,981)

Provision for income tax for the three months ended March 31, 2019 and 2018 consist of:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Current	832	1,301
Deferred (Note 3)	1,458	610
	2,290	1,911

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the three months ended March 31, 2019 and 2018 are as follows:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	2,704	2,650
Tax effects of:
Nondeductible expenses	297	696
Equity share in net losses (earnings) of associates and joint ventures	111	(22)
Difference between Optional Standard Deduction, or OSD, and itemized deductions	(6)	(5)
Income subject to final tax	(110)	(97)
Income not subject to income tax	(273)	(1,011)
Income subject to lower tax rate	(357)	(244)
Net movement in unrecognized deferred income tax assets and other adjustments	(76)	(56)
Actual provision for income tax	2,290	1,911

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
NOLCO	4,306	4,289
Accumulated provision for doubtful accounts	3,142	3,144
Provisions for other assets	1,750	1,881
Fixed asset impairment	1,148	1,148
Gain on disposal of asset	105	106
Unrealized foreign exchange losses	46	49
Pension and other employee benefits	37	13
MCIT	28	27
Accumulated write-down of inventories to net realizable values	11	11
Unearned revenues	2	25
	10,575	10,693
Unrecognized deferred income tax assets	3,192	3,227

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized.  Digitel’s unrecognized deferred income tax assets amounted to Php1,427 million and Php1,421 million as at March 31, 2019 and December 31, 2018, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit.  Deferred income tax assets shown in the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at March 31, 2019 (unaudited) are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
			(in million pesos)
December 31, 2016	December 31, 2019	10	1,109
December 31, 2017	December 31, 2020	88	2,194
December 31, 2018	December 31, 2021	711	7,980
March 31, 2019	December 31, 2022	191	38
		1,000	11,321
Consolidated tax benefits		1,000	3,396
Consolidated unrecognized deferred income tax assets		(28)	(1,291)
Consolidated recognized deferred income tax assets		972	2,105

The excess MCIT totaling Php1,000 million as at March 31, 2019 can be deducted against future RCIT liability.  The excess MCIT that was deducted against RCIT amounted to Php122 million and Php367 million for the three months ended March 31, 2019 and 2018, respectively.  No excess MCIT expired for the three months ended March 31, 2019 and 2018.

NOLCO totaling Php11,321 million as at March 31, 2019 can be claimed as deduction against future taxable income.  The NOLCO claimed as deduction against taxable income amounted to Php3,739 million and Php176 million for the three months ended March 31, 2019 and 2018, respectively.  The amount of expired NOLCO amounted to Php37 million and nil for the three months ended March 31, 2019 and 2018, respectively.

Registration with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise

SubicTel and Clarktel are registered with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise, or Economic Zones, respectively, under R.A. 7227 otherwise known as the Bases Conversion and Development Act of 1992.  As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the three months ended March 31, 2019 and 2018:

	March 31,
	2019		2018
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	6,708	6,708	6,900	6,900
Dividends on preferred shares (Note 20)	(15)	(15)	(15)	(15)
Consolidated net income attributable to common equity holders of PLDT	6,693	6,693	6,885	6,885

	(in thousands, except per share amounts which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056
EPS attributable to common equity holders of PLDT	30.98	30.98	31.87	31.87

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares.  Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS.  As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.	Property and Equipment

Changes in property and equipment account for the three months ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, aircraft, furniture and other network equipment	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at December 31, 2017
Cost	207,220	119,642	209,504	27,076	58,964	17,595	3,458	50,585	694,044
Accumulated depreciation, impairment and amortization	(159,765)	(101,680)	(159,323)	(18,022)	(51,083)	(13,473)	(267)	(3,524)	(507,137)
Net book value	47,455	17,962	50,181	9,054	7,881	4,122	3,191	47,061	186,907
Year ended December 31, 2018 (Audited)
Net book value at beginning of the year	47,455	17,962	50,181	9,054	7,881	4,122	3,191	47,061	186,907
Additions (Note 4)	1,278	565	758	120	1,158	2,107	—	52,504	58,490
Disposals/Retirements	(10)	(27)	(60)	(140)	(95)	—	—	(9)	(341)
Reclassifications (Note 14)	19	(1)	—	127	(23)	—	1,117	—	1,239
Transfers and others	10,409	8,237	37,881	265	1,465	1,176	—	(59,433)	—
Translation differences charged directly to cumulative translation adjustments	—	3	—	1	(3)	—	—	—	1
Deconsolidation of a subsidiary	—	—	(65)	(794)	(273)	—	—	—	(1,132)
Impairment losses recognized during the year (Note 5)	(299)	(292)	(858)	(480)	(29)	—	—	—	(1,958)
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	(2)
Depreciation and amortization	(11,381)	(10,480)	(17,499)	(2,162)	(3,382)	(2,334)	(2)	—	(47,240)
Net book value at end of the year	47,471	15,967	70,338	5,989	6,699	5,071	4,306	40,123	195,964
As at December 31, 2018 (Audited)
Cost	217,773	128,321	217,164	26,546	58,711	20,823	4,576	40,123	714,037
Accumulated depreciation, impairment and amortization	(170,302)	(112,354)	(146,826)	(20,557)	(52,012)	(15,752)	(270)	—	(518,073)
Net book value	47,471	15,967	70,338	5,989	6,699	5,071	4,306	40,123	195,964
Period ended March 31, 2019 (Unaudited)
Net book value at beginning of the period	47,471	15,967	70,338	5,989	6,699	5,071	4,306	40,123	195,964
Additions (Note 4)	197	353	144	12	395	1,582	—	9,564	12,247
Disposals/Retirements	(3)	—	(32)	—	(22)	—	—	(1)	(58)
Transfers and others	1,639	1,436	5,629	61	381	—	—	(9,146)	—
Depreciation and amortization (Note 3)	(1,691)	(929)	(3,703)	(280)	(772)	(715)	(1)	—	(8,091)
Net book value at end of the period	47,613	16,827	72,376	5,782	6,681	5,938	4,305	40,540	200,062
As at March 31, 2019 (Unaudited)
Cost	219,589	130,111	196,013	26,606	59,269	22,406	4,576	40,540	699,110
Accumulated depreciation, impairment and amortization	(171,976)	(113,284)	(123,637)	(20,824)	(52,588)	(16,468)	(271)	—	(499,048)
Net book value	47,613	16,827	72,376	5,782	6,681	5,938	4,305	40,540	200,062

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php358 million and Php304 million for the three months ended March 31, 2019 and 2018, respectively.  See Note 5 – Income and Expenses – Financing Costs.  The average interest capitalization rate used was approximately 5% each for the three months ended March 31, 2019 and 2018.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php5 million and Php49 million for the three months ended March 31, 2019 and 2018, respectively.

The cost of fully depreciated property and equipment that are still being used in the Group’s operations amounted to Php159,057 million and Php171,867 million as at March 31, 2019 and December 31, 2018, respectively.

As at March 31, 2019 and December 31, 2018, the estimated useful lives of our property and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 – 50 years
Vehicles, aircraft, furniture and other network equipment	3 – 7 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years or the term of the lease, whichever is shorter
Land improvements	10 years

Impairment of Certain Wireless Network Equipment and Facilities

In 2018, Digitel and DMPI recognized an impairment loss amounting to Php1,096 million and Php862 million, respectively, as a result of the full migration of fixed line subscribers to PLDT network for Digitel and continued network convergence strategy for DMPI.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Estimating useful lives of Property and equipment.

10.	Right-of-Use Assets

Changes in the right-of-use assets for the three months ended March 31, 2019 (unaudited) are as follows:

	Site	Lease Circuits	Office Buildings	Total
	(in million pesos)
Balance at beginning of the period (Note 2)	14,785	1,722	192	16,699
Depreciation	(1,030)	(42)	(12)	(1,084)
Balance at end of the period	13,755	1,680	180	15,615

11.	Investments in Associates and Joint Ventures

As at March 31, 2019 and December 31, 2018, this account consists of:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
VIH	10,032	10,487
MediaQuest PDRs	9,290	9,262
Digitel Crossing, Inc., or DCI	610	591
Appcard, Inc.	122	122
Asia Outsourcing Beta Limited, or Beta	36	36
AF Payments, Inc., or AFPI	—	—
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—
	20,090	20,498
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	32,547	32,541
Multisys	2,416	2,388
Philippines Internet Holding S.à.r.l., or PHIH	—	—
Beacon	—	—
	34,963	34,929
Total carrying value of investments in associates and joint ventures	55,053	55,427

Changes in the cost of investments for the three months ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	59,519	51,487
Additions during the period	—	13,247
Disposals	—	(5,230)
Translation and other adjustments	35	15
Balance at end of the period	59,554	59,519

Changes in the accumulated impairment losses for the three months ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	2,509	4,118
Additional impairment (Note 4)	34	172
Translation and other adjustments	—	(1,781)
Balance at end of the period	2,543	2,509

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures for the three months ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	(1,583)	(1,239)
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	(6)	(1)
Equity share in net earnings (losses) of associates and joint ventures:	(370)	(87)
MediaQuest PDRs	28	90
Multisys	28	—
DCI	19	81
VTI, Bow Arken and Brightshare	6	(60)
VIH	(451)	(260)
AFPI	—	62
Disposals	—	(187)
Translation and other adjustments	1	(69)
Balance at end of the period	(1,958)	(1,583)

Investments in Associates

Investment of PCEV in VIH

The gain on deemed disposal resulting in a loss of control and accordingly the deconsolidation of VIH is reported as part of “Other income (expenses) – net” in our statement of income.  The related gain on remeasurement of retained interest in VIH amounted to Php12,054 million.  See related discussion on Note 2 – Summary of Significant Accounting Policies – Loss of Control of PCEV over VIH.

The summarized financial information of VIH as at March 31, 2019 and December 31, 2018, and for the three months ended March 31, 2019 and for the year ended December 31, 2018 is shown below:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	1,299	1,318
Current assets	9,620	11,152
Noncurrent liabilities	42	42
Current liabilities	2,308	2,926
Equity	8,569	9,502

Income Statement:(1)
Revenues	347	136
Depreciation and amortization	41	19
Interest income	52	14
Benefit from income tax	—	(1)
Net loss	(925)	(535)
Other comprehensive loss	(9)	(2)
Total comprehensive loss	(934)	(537)
Equity share in net loss of VIH	(451)	(262)

(1)	Income Statement figures in 2018 pertains to the month of December.

The carrying value of PCEV’s investment in VIH amounted to Php10,032 million and Php10,487 million as at March 31, 2019 and December 31, 2018, respectively.

Investment of ePLDT in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV.  Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV.  Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

In June 2013, ePLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures.  The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings, a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest.  Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  See Note 27 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013.  These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

On February 19, 2014, ePLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest.  On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing additional deposits for future PDRs subscription.  As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on June 1, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  See Note 27 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

In 2017, an impairment test was carried out for ePLDT’s investment in MediaQuest PDRs where it showed that an impairment provision must be recognized.  In determining the provision, the recoverable amount of the Print business and Pay TV were determined based on VIU calculations.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2018 financial budgets approved by the Board of Directors and calculated terminal value.

Using the detailed projections of Print business for five years and applying a terminal value thereafter, ePLDT calculated a recoverable amount of Php1,664 million.  Consequently, ePLDT recognized a provision for impairment of its investment in MediaQuest PDRs in relation to its Print business amounting to Php1,784 million for the year ended December 31, 2017, representing the difference between the recoverable amount and the carrying value of the Print business as at December 31, 2017.  No impairment provision was recognized for the Pay TV business.

Transfer of Hastings PDRs to PLDT Beneficial Trust Fund

On January 22, 2018, ePLDT’s Board of Directors approved the assignment of the Hastings PDRs, representing a 70% economic interest in Hastings to the PLDT Beneficial Trust Fund for a total consideration of Php1,664 million.  The assignment was completed on February 15, 2018 and subsequently ePLDT ceased to have any economic interest in Hastings.  See Note 27 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,290 million and Php9,262 million as at March 31, 2019 and December 31, 2018, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures as at March 31, 2019 and December 31, 2018, and for the three months ended March 31, 2019 and 2018:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	20,647	20,712
Current assets	2,673	2,606
Noncurrent liabilities	3,247	3,297
Current liabilities	5,558	5,549
Equity	14,515	14,472
Carrying amount of interest in Satventures	9,290	9,262
Additional Information:
Cash and cash equivalents	482	611
Current financial liabilities*	543	487
Noncurrent financial liabilities*	2,183	2,239

*	Excluding trade, other payables and provisions.

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	1,777	1,749
Depreciation and amortization	221	196
Interest income	1	2
Interest expense	61	4
Provision for income tax	37	29
Net income	43	16
Other comprehensive income	—	—
Total comprehensive income	43	16
Equity share in net income of Satventures	28	10

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in ANPC and DCI, respectively.  DCI is involved in the business of cable system linking the Philippines, United States and other neighboring countries in Asia.  ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a joint venture agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively.  DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, Digitel and PNPI formed ANPC to replace BIG.  Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past.  In 2011 and 2017, Digitel recorded a reversal of impairment loss amounting to Php92 million and Php201 million, respectively, following improvement in DCI’s operations.

Though Digitel owns more than half of the voting interest in ANPC, management has assessed that Digitel only has significant influence, and not control, due to certain governance matters.

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the JVA among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control.  As at May 9, 2019, Digitel management is ready to conclude the transfer of its investment in DCI and ANPC, subject to PNPI’s ability to meet certain regulatory and valuation requirements.  This investment is not classified as noncurrent asset held-for-sale as the transfer is assessed as not highly probable because certain aspects of the sale such as pricing are still subject for approval by both Digitel and PNPI management.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million.  On various dates in 2013 and 2014, PGIC has bought and transferred-in a net in total of 27 ordinary shares and 9,643 preferred shares to certain employees of Beta for a total net payment of US$51 thousand.  In 2014, Beta has divested its healthcare BPO business.  PGIC received a total cash distribution of US$41.8 million from Beta through redemption of 35.3 million preferred shares and repayment of loan from PGIC.  The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners.  Beta has been designated to be the ultimate holding company of the SPi Technologies, Inc. and Subsidiaries.

On July 22, 2016, Asia Outsourcing Gamma Limited, or AOGL, entered into a SPA with Relia, Inc., one of the largest BPO companies in Japan, relating to the acquisition of AOGL’s Customer Relationship Management, or CRM, business under the legal entity SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for a total purchase consideration of US$190.9 million.  AOGL is a wholly-owned subsidiary of Beta and the direct holding company of SPi Technologies, Inc. and Subsidiaries.  The transaction was completed on September 30, 2016.  As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares.

On May 19, 2017, AOGL entered into a SPA with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million.  The transaction was completed on August 25, 2017.  As a result of the sale, PGIC received a total cash distribution of US$57.05 million from Beta on various dates in 2017 and 2018 through redemption of a portion of its ordinary shares.  The remaining balance of US$2.29 million is held in escrow and will be released in 2020 subject to indemnity claims of the buyer.

The carrying value of investment in common shares in Beta amounted to Php36 million each as at March 31, 2019 and December 31, 2018.  The economic interests of PGIC in Beta remained at 18.32% as at March 31, 2019 and December 31, 2018.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates MPIC and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, a project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority, to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems.

In 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC.  Smart subscribed to Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest.  MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

Smart made the following investments in AFPI as at March 31, 2019 and December 31, 2018:

	March 31, 2019		December 31, 2018
	(Unaudited)		(Audited)
	Number of Shares Subscribed	Actual Capital Infusion (Php)	Number of Shares Subscribed	Actual Capital Infusion (Php)
	(in millions)
Common shares	625.7	625.7	625.7	625.7
Preferred shares	193.4	124.3	124.3	124.3

Smart recognized Php499 million impairment representing the carrying value of investment in AFPI as at December 31, 2018.

In March 2019, Smart infused additional capital of Php70 million representing 20% equity interest.  In the same period, Smart recognized an additional impairment of Php34 million.  Unrecognized share in net losses of AFPI amounted to Php25 million and Php29 million for the three months ended March 31, 2019 and 2018, respectively.  Accumulated share in net losses amounting to Php299 million and Php274 million as at March 31, 2019 and December 31, 2018, respectively, were not recognized as the Company does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

Investment of ACeS Philippines in AIL

As at December 31, 2018, ACeS Philippines held a 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda.  AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.  In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

AIL has incurred significant operating losses, negative operating cash flows, and significant levels of debt.  The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted.  These factors raised substantial doubt about AIL’s ability to continue as a going concern.  On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Share in net cumulative losses were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

Summarized financial information of individually immaterial associates

The following tables present the summarized financial information of our individually immaterial investments in associates for the three months ended March 31, 2019 and 2018:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	25	28
Net income	19	11
Other comprehensive loss	—	—
Total comprehensive income	19	11

We did not receive any dividends from our associates for the three months ended March 31, 2019 and 2018.

We have no outstanding contingent liabilities or capital commitments with our associates as at March 31, 2019 and December 31, 2018.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, with Globe acquiring the other 50% interest.  On the same date, PLDT and Globe executed: (i) an SPA with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and (ii) separate SPAs with the owners of two other entities, Bow Arken (the parent company of New Century Telecoms, Inc.) and Brightshare (the parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively.  We refer to the VTI Transaction, Bow Arken Transaction and Brightshare Transaction collectively as the SMC Transactions.

The consideration in the amount of Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare was paid in three tranches: 50% upon signing of the SPAs on May 30, 2016, 25% on December 1, 2016 and the final 25% on May 30, 2017.  The SPAs also provide that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016.  In addition, the SPAs contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe.  On May 29, 2017, PLDT and Globe paid the previous owners the net amount of Php2.6 billion in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence.  See Note 29 – Financial Assets and Liabilities – Commercial Commitments.

As part of the SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries.  The amounts of the advances outstanding to PLDT since the date of assignment to PLDT amounted to Php11,359 million: (i) Php11,038 million from VTI and its subsidiaries; (ii) Php238 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare and its subsidiaries.

On February 28, 2017, PLDT and Globe each subscribed to 2.8 million new preferred shares to be issued out of the unissued portion of the existing authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share) or a total subscription price for each of Php11,040 million (inclusive of a premium over par of Php8,280 million).  PLDT and Globe’s assigned advances from SMC which were subsequently reclassified to deposit for future subscription of each amounting to Php11,040 million were applied as full subscription payment for the subscribed shares.

Also, on the same date, PLDT and Globe each subscribed to 800 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share), or a total subscription price for each Php3,200 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php148 million in cash for the subscribed shares.  The remaining balance of the subscription price of PLDT and Globe were fully paid as at December 29, 2017.

On December 15, 2017, PLDT and Globe each subscribed to 600 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php5 thousand per subscribed share (inclusive of a premium over par of Php4 thousand per subscribed share), for a total subscription price of Php3,000 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php10 million in cash for the subscribed shares upon execution of the agreement.  The remaining balance of the subscription price was paid via conversion of advances amounting to Php2,990 million as at December 31, 2017.

As at March 31, 2019 and December 31, 2018, the amount of the advances outstanding to PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php51 million.

Purchase Price Allocation

PLDT has engaged an independent valuer to determine the fair value adjustments relating to the acquisition.  As at May 30, 2016, our share in the fair value of the intangible assets, which includes spectrum, amounted to Php18,885 million and goodwill of Php17,824 million has been determined based on the final results of an independent valuation.  Goodwill arising from this acquisition and carrying amount of the identifiable assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at March 31, 2019, and for the three months ended March 31, 2019 and 2018:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	77,110	77,261
Current assets	3,047	3,070
Noncurrent liabilities	10,947	11,193
Current liabilities	2,625	2,678
Equity	66,585	66,460
Carrying amount of interest in VTI, Bow Arken and Brightshare	32,547	32,541
Additional Information:
Cash and cash equivalents	2,317	2,191
Current financial liabilities*	561	607
Noncurrent financial liabilities*	—	—

*	Excluding trade, other payables and provisions.

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	778	635
Depreciation and amortization	306	298
Interest income	18	10
Provision for income tax	59	31
Net income (loss)	11	(36)
Other comprehensive income	—	—
Total comprehensive income (loss)	11	(18)
Equity share in net income (loss) of VTI, Bow Arken and Brightshare	6	(18)

Notice of Transaction filed with the Philippine Competition Commission, or PCC

On May 30, 2016, prior to closing the transaction, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transaction (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars.  As stated in the Circulars, upon receipt by the PCC of the requisite notices, each of the said transactions shall be deemed approved in accordance with the Circulars.

Subsequently, on June 7, 2016, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

On June 10, 2016, PLDT submitted its response to the PCC’s letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars, and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA.  Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the PCC.  Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA.  Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to the PCC, among others, copies of the SPAs for the PCC’s information and reference.

In a letter dated June 17, 2016, the PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction.  It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order, or TRO, and/or Writ of Preliminary Injunction), or the Petition, against the PCC.  The Petition seeks to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC and performing any act which challenges or assails the “deemed approved” status of the SMC Transactions.  On July 19, 2016, the 12th Division of the CA, issued a Resolution directing the PCC through the Office of the Solicitor General, or the OSG, to file its Comment within a non-extensible period of 10 days from notice and show cause why the Petition should not be granted.  On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction).  On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.

On August 26, 2016, the CA issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016 during the pendency of the case and until further orders are issued by the CA.  On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution.  During this time, Globe moved to have its Petition consolidated with the PLDT Petition.  In a Resolution promulgated on October 19, 2016, the CA: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement; (ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from receipt of notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016 and to cite the PCC for indirect contempt; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice.  On November 11, 2016, PLDT filed its Memorandum in compliance with the CA’s Resolution.

On February 17, 2017, the CA issued a Resolution denying PCC’s Motion for Reconsideration dated September 14, 2016, for lack of merit.  The CA denied PLDT’s Motion to Cite the PCC for indirect Contempt for being premature.  In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed PCC to remove immediately from its website its preliminary statement of concern and submit its compliance within five days from receipt thereof.  All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court.  The parties were also required to comment within ten days from receipt of the Resolution, on the Motion for Leave to Intervene and to Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

On April 18, 2017, the PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC Transactions.  In compliance with the Supreme Court’s Resolution issued on April 25, 2017, PLDT on July 3, 2017 filed its Comment dated July 1, 2017 to the PCC’s Petition.  The Supreme Court issued a Resolution dated July 18, 2017 noting PLDT’s Comment and requiring the PCC to file its Consolidated Reply.  The PCC filed a Motion for Extension of Time and prayed that it be granted until October 23, 2017 to file its Consolidated Reply.  The PCC filed its Consolidation Reply to the: (1) Comment filed by PLDT; and (2) Motion to Dismiss filed by Globe on November 7, 2017.  The same was noted by the Supreme Court in a Resolution dated November 28, 2017.

During the intervening period, the CA rendered its Decision in October 18, 2017, granting the Petitions filed by PLDT and Globe.  In its Decision, the CA: (i) permanently enjoined the PCC from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016; (ii) annulled and set aside the Letters dated June 7, 2016 and June 17, 2016; (iii) precluded the PCC from conducting a full review and/or investigation of the SMC Transactions;
(iv) compelled the PCC to recognize the SMC Transactions as deemed approved by operation of law; and
(v) denied the PCC’s Motion for Partial Reconsideration dated March 6, 2017, and directed the PCC to permanently comply with the CA’s Resolution dated February 17, 2017 requiring PCC to remove its preliminary statement of concern from its website.  The CA clarified that the deemed approved status of the SMC Transactions does not, however, remove the power of PCC to conduct post-acquisition review to ensure that no anti-competitive conduct is committed by the parties.

On November 7, 2017, PCC timely filed a Motion for Additional Time to file a Petition for Review on Certiorari before the Supreme Court.  The Supreme Court granted PCC’s motion in its Resolution dated November 28, 2017.

On December 13, 2017, PLDT, through counsel, received the PCC’s Petition for Review on Certiorari filed before the Supreme Court assailing the CA’s Decision dated October 18, 2017.  In this Petition, the PCC raised procedural and substantive issues for resolution.  Particularly, the PCC assailed the issuance of the writs of certiorari, prohibition, and mandamus considering that the determination of the sufficiency of the Notice pursuant to the Transitory Rules involves the exercise of administrative and discretionary prerogatives of the PCC.  On the substantive aspect, the PCC argued that the CA committed grave abuse of discretion in ruling that the SMC Transactions should be accorded the deemed approved status under the Transitory Rules.  The PCC maintained that the Notice of the SMC Transaction was defective because it failed to provide the key terms thereof.

In the Supreme Court Resolution dated November 28, 2017, which was received by PLDT, through counsel, on December 27, 2017, the Supreme Court decided to consolidate the PCC’s Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division with that of its Petition for Review on Certiorari assailing the decision of the CA on the merits.

On February 13, 2018, PLDT, through counsel, received Globe’s Motion for Leave to File and Admit the Attached Rejoinder, which was denied by the Supreme Court in a Resolution dated March 13, 2018.

On February 27, 2018, PLDT, through counsel, received notice of the Supreme Court’s Resolution dated January 30, 2018 directing PLDT and Globe to file their respective Comments to the Petition for Review on Certiorari without giving due course to the same.

On April 5, 2018, PLDT, through counsel, filed its Comment on the Petition for Review on Certiorari. On April 11, 2018, PLDT, through counsel, received Globe’s Comment/Opposition [Re: Petition for Review on Certiorari dated December 11, 2017] dated March 4, 2018.

On April 24, 2018, PCC’s Motion to Expunge [Respondent PLDT’s Comment on the Petition for Review on Certiorari] dated April 18, 2018 was received. On May 9, 2018, PLDT, through counsel, filed a Motion for Leave to File and Admit the Attached Comment on the Petition for Review on Certiorari dated May 9, 2018.

On June 5, 2018, PLDT, through counsel, received the Supreme Court’s Resolution dated April 24, 2018 noting the PLDT’s Comment on the Petition for Review on Certiorari filed in compliance with the Supreme Court’s Resolution dated January 30, 2018 and requiring the PCC to file a Consolidated Reply to the comments within ten days of notice. On June 20, 2018, PLDT, through counsel, received PCC’s Urgent Omnibus Motion (1) for Partial Reconsideration of the Resolution dated April 24, 2018; and (2) Additional Time dated June 11, 2018.

PCC filed its Consolidated Reply Ad Cautelam dated July 16, 2018, which was received on July 19, 2018.

On July 26, 2018, the Supreme Court issued a Resolution dated June 19, 2018 where it resolved to grant PLDT’s Motion for Leave to File and Admit the Attached Comment. In a Resolution dated July 3, 2018, the Supreme Court resolved to deny PCC’s motion to reconsider the Resolution dated April 24, 2018 and grant the motion for extension of time to file its reply to PLDT’s and Globe’s Comments, with a warning that no further extension will be given.

In a Resolution dated June 5, 2018, the Supreme Court noted PCC’s Consolidated Reply Ad Cautelam.

The consolidated petitions remain pending as at the date of this report.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

On August 18, 2016, the Board of Directors of VTI approved the voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE.

On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share.  The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares.  The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE.  The voluntary delisting of LIB was approved by the PSE effective November 21, 2016.

Investment of PGIH in Multisys

On November 8, 2018, the PLDT Board of Directors approved the investment of Php2,150 million in Multisys for a 45.73% equity interest through its wholly-owned subsidiary, PGIH.  Multisys is a Philippine software development and IT solutions provider engaged in designing, developing, implementing business system solutions and services covering courseware, webpage development and designing user-defined system programming.  PGIH’s investment involves the acquisition of new and existing shares.

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration, PGIH paid Php523 million to the owner of Multisys for the acquisition of existing shares and invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.  The amount of Php27 million remained outstanding as at December 31, 2018.

The carrying value of the investment in Multisys amounted to Php2,416 million and Php2,388 million, including subscription payable of Php800 million and contingent consideration of Php230 million as at March 31, 2019 and December 31, 2018, respectively.

On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

Investment of iCommerce in PHIH

On January 20, 2015, PLDT and Rocket Internet entered into a JVA designed to foster the development of internet-based businesses in the Philippines.  PLDT, through its subsidiary, Voyager, and Asia Internet Holding S.à r.l., or AIH, which is 50%-owned by Rocket Internet, were the initial shareholders of the joint venture company PHIH.  iCommerce, former subsidiary of VIH, replaced Voyager in agreement as shareholder of PHIH on October 14, 2015 and held a 33.33% equity interest in PHIH.

The objective of PHIH was the creation and development of online businesses in the Philippines, the leveraging of local market and business model insights, the facilitation of commercial, strategic and investment partnerships, and the acceleration of the rollout of online startups in the Philippines.  In accordance with the underlying agreements, iCommerce paid approximately €7.4 million to PHIH as contribution to capital.  Payment of another contribution by iCommerce to the PHIH capital of approximately €2.6 million was requested in 2016 and remained outstanding.

On September 15, 2017, AIH initiated arbitral proceedings via the German Arbitration Institute (DIS), or DIS, against iCommerce for not settling the €2.6 million contribution.  AIH required the payment of €2.6 million plus interest and all costs of the arbitral proceedings.

On December 14, 2017, VIH and PLDT Online entered into a Sale and Purchase Agreement whereby VIH sold all of its 10 thousand shares in iCommerce to PLDT Online for a total purchase price of SG$1.00.  On the same date, VIH assigned its loans receivables from iCommerce to PLDT Online amounting to US$8.6 million.  In consideration, a total of US$8.9 million, inclusive of interest, was fully paid by PLDT Online to VIH on November 30, 2017.

On April 19, 2018, iCommerce, together with PLDT and Voyager, executed a Settlement Agreement with AIH to terminate the arbitral proceedings and to settle disputes over rights and obligations in connection with the PHIH agreements.  On the same date, iCommerce executed a Share Transfer Agreement with AIH to transfer its PHIH shares to AIH.  As a result, iCommerce gave up its 33.33% equity interest for zero value and its claims over the remaining cash of PHIH.  iCommerce, AIH and PHIH waived all other claims in connection with PHIH, including any claims against iCommerce.

On separate letters dated April 26, 2018, iCommerce and AIH informed the DIS that both parties have concluded an out-of-court settlement with AIH requesting for the termination of the arbitral proceedings.

On May 7, 2018, iCommerce received the order of the DIS for the termination of the arbitral proceedings and the administrative fees to be paid in relation to the arbitral proceedings.  With the foregoing, iCommerce has completed the exit from the joint venture.

As a result, iCommerce recognized a loss on investment written-off amounting to Php362 million for the difference between the book value of investment in PHIH and the subscription payable.  Such loss is recorded as part of “Other income (expenses) – Others – net” in our consolidated income statement.

Investment of PCEV in Beacon

On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA, where PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.  Beacon is merely a special purpose vehicle created for the main purpose of holding and investing in Meralco using the same Meralco shares as collateral for funding such additional investment.

PCEV accounted for its investment in Beacon as investment in joint venture since the OA established joint control over Beacon until its full divestment on June 27, 2017.

PCEV’s Investment in Beacon Shares

PCEV made the following investments in Beacon:

Date	Transaction	Number of Shares	Total Consideration (Php)
		(in millions)	(in millions)
March 30, 2010	PCEV subscription to Beacon Common Shares(1)	1,157 Beacon Common Shares	23,130
October 25, 2011	PCEV transfer of remaining Meralco Common Shares to Beacon(2)	69 Meralco Common Shares	15,136
	PCEV subscription to Beacon Preferred Shares	1,199 Beacon Class “A” Preferred Shares	15,136
January 20, 2012	PCEV subscription to Beacon Common Shares	135 Beacon Common Shares	2,700
May 30, 2016	PCEV subscription to Beacon Class “B” Preferred Shares	277 Beacon Class “B” Preferred Shares	3,500
September 9, 2016	Beacon redemption of Class “B” Preferred Shares held by PCEV	198 Beacon Class “B” Preferred Shares	2,500
April 20, 2017	Beacon redemption of Class “B” Preferred Shares held by PCEV	79 Beacon Class “B” Preferred Shares	1,000

(1)	PCEV transferred 154 million Meralco shares at a price of Php150.00 per share or an aggregate amount of Php23,130 million on May 12, 2010.
(2)	The transfer of the Meralco shares were implemented through a special block sale/cross sale in the PSE.

Sale of Beacon’s Meralco Shares to MPIC

Beacon has entered into the following Share Purchase Agreements with MPIC:

Date	Number of Shares Sold	% of Meralco Shareholdings Sold	Price Per Share (Php)	Total Price (Php)	Deferred Gain Realized(1) (Php)
	(in millions)				(in million pesos)
June 24, 2014	56.35	5%	235.00	13,243	1,418
April 14, 2015	112.71	10%	235.00	26,487	2,838

(1)	Since Beacon sold the shares to an entity not included in the PLDT Group, PCEV realized portion of the deferred gain which was recognized when the Meralco shares were transferred to Beacon.

Sale of PCEV’s Beacon Common and Preferred Shares to MPIC

PCEV has entered into the following Share Purchase Agreements with MPIC:

Date	Number of Shares Sold	Selling Price (Php)	Deferred Gain Realized (Php)
	(in millions)
June 6, 2012	282 Preferred Shares	3,563	2,012
May 30, 2016	646 Common shares and 458 Preferred Shares	26, 200	4,962
June 13, 2017	646 Common shares and 458 Preferred Shares	21,800	4,962

On May 30, 2016, MPIC settled a portion of the consideration amounting to Php17,000 million immediately upon signing of the Share Purchase Agreement dated May 30, 2016 and the balance of Php9,200 million will be paid in annual installments until June 2020.

On June 27, 2017, MPIC settled a portion of the consideration amounting to Php12,000 million upon closing of the sale under the Share Purchase Agreement dated June 13, 2017 and the balance of Php9,800 million will be paid in annual installments from June 2018 to June 2021.

Beginning January 1, 2018, the unpaid balance from MPIC is measured at FVOCI using discounted cash flow valuation method in accordance with the new classification under PFRS 9 with interest income to be accreted over the term of the receivable.

Subsequent to its full divestment in June 2017, PCEV continued to hold its representation in the Board of Directors of Beacon and participate in the decision making.  As set forth in the Share Purchase Agreement dated June 30, 2017: (i) PCEV shall be entitled to nominate one director to the Board of Directors of Beacon (“Seller’s Director”) and MPIC agrees to vote its shares in Beacon in favor of such Seller’s Director; and (ii) MPIC shall cede to PCEV the right to vote all of the shares.  The parties agreed that with respect to decisions or policies affecting dividend payouts to be made by Beacon, PCEV shall exercise its voting rights, and shall vote, in accordance with the recommendation of MPIC on such matter.  Based on the foregoing, PCEV’s previously joint control over Beacon has become a significant influence.

Sale of PCEV’s Receivables from MPIC

On December 5, 2017, the Board of Directors of PCEV approved the proposed sale of 50% of PCEV’s receivable from MPIC, with an option on the part of PCEV to upsize to 75%, consisting of the proceeds from the sale of its shares in Beacon, which are due in 2019 to 2021.

On March 2, 2018, PCEV entered into a Receivables Purchase Agreement, or RPA, with various financial institutions, or the Purchasers, to sell a portion of its receivables from MPIC due in 2019 to 2021 amounting to Php5,550 million for a total consideration of Php4,852 million, which was settled on March 5, 2018.  Under the terms of the RPA, the Purchasers will have exclusive ownership of the purchased receivables and all of its rights, title, and interest.

On March 23, 2018, PCEV entered into another RPA with a financial institution to sell a portion of its receivables from MPIC due in 2019 amounting to Php2,230 million for a total consideration of Php2,124 million, which was settled on April 2, 2018.

PCEV’s remaining receivables from MPIC amounted to Php4,469 million, net of Php2 million provision for ECL, and Php4,353 million, net of Php2 million allowance for ECL as at March 31, 2019 and December 31, 2018, respectively.

The following table explains the changes in the allowance for ECLs between the beginning and the end of the period.

	March 31, 2019 (Unaudited)
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Total
	(in million pesos)
Balance as at beginning of the period	2	—	—	2
Financial assets derecognized during the period	—	—	—	—
Balance at end of the period	2	—	—	2

	December 31, 2018 (Audited)
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Total
	(in million pesos)
Balance as at beginning of the year	4	—	—	4
Financial assets derecognized during the year	(2)	—	—	(2)
Balance at end of the year	2	—	—	2

Summarized financial information of individually immaterial joint ventures

Total net loss and comprehensive loss of our individually immaterial joint ventures amounted to Php8 thousand as at March 31, 2018.

Total revenues, expenses, other income, net income and other comprehensive income of our individually immaterial joint ventures amounted to Php35 million and Php25 million, Php4 million, Php14 million and Php14 million, respectively, for the three months ended March 31, 2019.

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at March 31, 2019 and December 31, 2018.

12.	Financial Assets at FVPL

As at March 31, 2019 and December 31, 2018, this account consists of:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Rocket Internet	3,448	3,128
iflix Limited, or iflix	844	844
Phunware, Inc., or Phunware	579	497
Club shares and others	300	294
Matrixx Software, Inc., or Matrixx	—	—
	5,171	4,763

Investment of PLDT Online in Rocket Internet

On August 7, 2014, PLDT and Rocket Internet entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets.  Rocket Internet provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China.  Rocket Internet’s prominent brands include the leading Southeast Asian e-Commerce businesses Zalora and Lazada, as well as fast growing brands with strong positions in their markets such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh in Latin America, Africa, Middle East, Russia, India and Europe.  Financial technology and payments comprise Rocket Internet’s third sector where it anticipates numerous and significant growth opportunities.

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket Internet as at August 2014.  These new shares are of the same class and bear the same rights as the Rocket Internet shares held by the investors as at the date of the agreement namely, Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly European Founders Fund GmbH).  PLDT made the €333 million investment in two payments (on September 8 and September 15, 2014), which it funded from available cash and new debt.

On August 21, 2014, PLDT assigned all its rights, title and interests as well as all of its obligations related to its investment in Rocket Internet, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket Internet announced the pricing of its initial public offering, or IPO, at €42.50 per share.  On October 2, 2014, Rocket Internet listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.”  Our ownership stake in Rocket Internet after the IPO was reduced to 6.6%.  In February 2015, due to additional issuances of shares by Rocket Internet, our ownership percentage in Rocket Internet was further reduced to 6.1%, and remained as such as at December 31, 2017.

On September 26, 2016, Rocket Internet applied for admission to trading under the regulated market (Prime Standard) of the Frankfurt Stock Exchange.  RKET has been admitted to the Prime Standard and is part of the Frankfurt Stock Exchange’s SDAX.

On April 16, 2018, Rocket Internet announced the buyback of up to 15 million shares through a public share purchase offer, or the Offer, against payment of an offer price in the amount of €24 per share.  PLDT Online committed to accept the Offer of Rocket Internet for at least 7 million shares, or approximately 67.4% of the total number of shares directly held by PLDT Online.

On May 4, 2018, Rocket Internet accepted the tender of PLDT Online of 7 million shares and paid the total consideration of €163 million, or Php10,059 million, which was settled on May 9, 2018, reducing the equity ownership in Rocket Internet from 6.1% to 2.0%.

On May 23, 2018, Rocket Internet redeemed 10.8 million shares reducing its share capital to €154 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 2.0% to 2.1%.

On various dates in the third quarter of 2018, PLDT Online sold 0.7 million Rocket Internet shares for an aggregate amount of €22 million, or Php1,346 million, reducing equity ownership in Rocket Internet from 2.1% to 1.7%.

Further details on investment in Rocket Internet for the three months ended March 31, 2019 and 2018, and as at March 31, 2019 and December 31, 2018 are as follows:

	March 31,
	2019	2018
	(Unaudited)
Total market value as at beginning of the period (in million pesos)	3,128	12,848
Closing price per share at end of the period (in Euros)	22.60	24.92
Total market value as at end of the period (in million Euros)	58	252
Total market value as at end of the period (in million pesos)	3,448	16,198
Net gains recognized during the period (in million pesos)	320	3,350

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	3,128	12,848
Fair value adjustment in profit or loss	320	(157)
Disposal of investments	—	(9,563)
Balance at end of the period	3,448	3,128

As at May 8, 2019, closing price of Rocket Internet is €24.48.

Investment of PLDT Online in iflix

On April 23, 2015, PLDT Online subscribed to a convertible note of iflix, an internet TV service provider in Southeast Asia, for US$15 million, or Php686 million.  The convertible note was issued and paid on August 11, 2015.  iflix will use the funds to continue roll out of the iflix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity.

On March 10, 2016, the US$15 million convertible note held by PLDT Online was converted into 20.7 million ordinary shares of iflix in connection with a new funding round led by Sky Plc, Europe’s leading entertainment company, and the Indonesian company, Emtek Group.  The conversion resulted on a valuation gain amounting to U$19 million, or Php898 million, increasing the fair value of PLDT Online’s investment amounting to US$34 million, or Php1,584 million.

On August 4, 2017, PLDT Online subscribed to a convertible note of iflix for US$1.5 million, or Php75 million, in a new funding round led by Hearst Entertainment.  The convertible note was paid on August 8, 2017.  The note is zero coupon, senior and unsubordinated, non-redeemable, transferable and convertible into Series B Preferred Shares subject to occurrence of a conversion event.  iflix will use the funds to invest in its local content strategy and for its regional and international expansion.

On December 15, 2018, the US$1.5 million convertible note held by PLDT Online was converted into 1.0 million Series B Preferred Shares of iflix upon the occurrence of the cut-off date.  After the conversion of all outstanding convertible notes, PLDT Online’s equity ownership in iflix was reduced from 7.3% to 5.3%.

The fair value of PLDT Online’s investment amounted to Php844 million each as at March 31, 2019 and December 31, 2018.

Investment of PLDT Capital in Phunware

On September 3, 2015, PLDT Capital subscribed to an 8% US$5 million Convertible Promissory Note, or Note, issued by Phunware, a Delaware corporation.  Phunware provides an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens.  The US$5 million Note was issued to and paid for by PLDT Capital on September 4, 2015.

On December 18, 2015, PLDT Capital subscribed to Series F Preferred Shares of Phunware for a total consideration of US$3 million.  On the same date, the Note and its related interest were converted to additional Phunware Series F Preferred Shares.

On February 27, 2018, Phunware entered into a definitive Agreement and Plan of Merger, or Merger Agreement, with Stellar Acquisition III, Inc., or Stellar, relating to a business combination transaction for an enterprise value of US$301 million, on a cash-free, debt-free basis.  Pursuant to the Merger Agreement, the holders of Phunware common stock will be entitled to the right to receive the applicable portion of the merger consideration in the form of Stellar common shares, which are listed on the Nasdaq Stock Market.  As a result, the holders of Phunware preferred stock have requested the automatic conversion of all outstanding preferred shares into common shares effective as of immediately prior to the closing of the transaction on a conversion ratio of one common share per one preferred share.  In addition to the right to receive Stellar common shares, each holder of Phunware Stock is entitled to elect to receive its pro rata share of warrants to purchase Stellar common shares that are held by the affiliate companies of Stellar’s co-Chief Executive Officers, or Stellar’s Sponsors.

On November 28, 2018, PLDT Capital elected to receive its full pro rata share of the warrants to purchase Stellar common shares held by Stellar’s Sponsors.

On December 26, 2018, Phunware announced the consummation of its business combination with Stellar.  Stellar, the new Phunware holding company, changed its corporate name to “Phunware, Inc.,” or PHUN, and Phunware changed its corporate name to “Phunware OpCo, Inc.”  Upon closing, PLDT Capital received the PHUN common shares equivalent to its portion of the merger consideration and its full pro rata share of warrants to purchase PHUN common shares.

On March 15, 2019, PLDT Capital exercised its warrants to purchase PHUN common shares for a total consideration of US$1.6 million.  However, Phunware is still securing approvals from the U.S. SEC for the issuance of the said common shares.

The fair value amount of PLDT Capital’s investment amounted to Php579 million and Php497 million as at March 31, 2019 and December 31, 2018, respectively.

Investment of PLDT Capital in Matrixx

On December 18, 2015, PLDT Capital entered into a Stock and Warrant Purchase Agreement with Matrixx, a Delaware corporation.  Matrixx provides the IT foundation to move to an all-digital service environment with a new real-time technology platform designed to handle the surge in interactions without forcing the compromises of conventional technology.  Under the terms of the agreement, PLDT Capital subscribed to convertible Series B Preferred Stock of Matrixx for a total consideration of US$5 million, or Php237 million, and was entitled to purchase additional Series B Preferred Stock upon occurrence of certain conditions on or before March 15, 2016.  PLDT Capital did not exercise its right to purchase additional Series B Preferred Stock of Matrixx.

On December 20, 2018, Matrixx entered into a Repurchase Agreement with PLDT Capital to repurchase all of its capital stock held by PLDT Capital including a warrant to purchase capital stock for US$5 million.  The transaction closed on the same day.

13.	Debt Instruments at Amortized Cost

As at March 31, 2019 and December 31, 2018, this account consists of:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
GT Capital Bond	150	150
	150	150
Less current portion (Note 29)	150	—
Noncurrent portion (Note 29)	—	150

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million maturing on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis,

and was recognized as HTM investment. Starting January 1, 2018, the bond was classified as debt instrument at amortized cost under PFRS 9.  Interest income, net of withholding tax, recognized on this investment amounted to Php1.4 million for each of the three months ended March 31, 2019 and 2018.  The carrying value of this investment amounted to Php150 million each as at March 31, 2019 and December 31, 2018.

Security Bank Time Deposits

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank at a gross coupon rate of 3.5%, which matured on May 31, 2018.  Interest income, net of withholding tax, recognized on this investment amounted to US$15 thousand, or Php0.77 million for the three months ended March 31, 2018.

14.	Investment Properties

Changes in investment properties account for the three months ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
March 31, 2019 (Unaudited)
Balance at beginning of the period	596	7	174	777
Net gains (losses) from fair value adjustments charged to profit or loss	—	—	—	—
Transfers to property and equipment	—	—	—	—
Balance at end of the period	596	7	174	777
December 31, 2018 (Audited)
Balance at beginning of the year	1,322	8	305	1,635
Net gains (losses) from fair value adjustments charged to profit or loss	389	(1)	(10)	378
Transfers to property and equipment	(1,115)	—	(121)	(1,236)
Balance at end of the year	596	7	174	777

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php25 to Php30 thousand.  The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development.  The properties are not being used for strategic reasons.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php12 million and Php7 million for the three months ended March 31, 2019 and 2018, respectively.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to Php51 million and Php43 million for the three months ended March 31, 2019 and 2018, respectively.

The above investment properties were categorized under Level 3 of the fair value hierarchy.  There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

15.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the three months ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

	Intangible Asset with	Intangible Assets with Finite Life					Total Intangible Assets			Total Goodwill
	Indefinite Life Trademark	Franchise	Customer List	Spectrum	Licenses	Others	with Finite Life	Total Intangible Assets	Goodwill	and Intangible Assets
	(in million pesos)
March 31, 2019 (Unaudited)
Costs:
Balance at beginning and end of the period	4,505	3,016	4,726	1,205	1,079	775	10,801	15,306	62,033	77,339
Accumulated amortization and impairment:
Balance at beginning of the period	—	1,334	3,790	1,152	1,051	775	8,102	8,102	654	8,756
Amortization during the period (Notes 4 and 5)	—	46	128	20	2	—	196	196	—	196
Balance at end of the period	—	1,380	3,918	1,172	1,053	775	8,298	8,298	654	8,952
Net balance at end of the period	4,505	1,636	808	33	26	—	2,503	7,008	61,379	68,387
Estimated useful lives (in years)	—	16	2 – 9	15	18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	9	1 – 2	1	3	8	—	—	—	—
December 31, 2018 (Audited)
Costs:
Balance at beginning of the year	4,505	3,016	4,726	1,205	1,079	1,562	11,588	16,093	63,058	79,151
Additions	—	—	—	—	—	21	21	21	—	21
Disposals	—	—	—	—	—	(372)	(372)	(372)	—	(372)
Deconsolidation	—	—	—	—	—	(460)	(460)	(460)	(1,025)	(1,485)
Translation and other adjustments	—	—	—	—	—	24	24	24	—	24
Balance at end of the year	4,505	3,016	4,726	1,205	1,079	775	10,801	15,306	62,033	77,339
Accumulated amortization and impairment:
Balance at beginning of the year	—	1,147	3,280	1,071	1,044	1,347	7,889	7,889	1,679	9,568
Disposals	—	—	—	—	—	(372)	(372)	(372)	—	(372)
Amortization during the year (Notes 4 and 5)	—	187	510	81	7	107	892	892	—	892
Deconsolidation	—	—	—	—	—	(331)	(331)	(331)	(1,025)	(1,356)
Translation and other adjustments	—	—	—	—	—	24	24	24	—	24
Balance at end of the year	—	1,334	3,790	1,152	1,051	775	8,102	8,102	654	8,756
Net balance at end of the year	4,505	1,682	936	53	28	—	2,699	7,204	61,379	68,583
Estimated useful lives (in years)	—	16	2 – 9	15	18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	9	1 – 2	1	4	—	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019 (Unaudited)			December 31, 2018 (Audited)
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505	4,505	—	4,505
Franchise	1,636	—	1,636	1,682	—	1,682
Customer list	808	—	808	936	—	936
Spectrum	33	—	33	53	—	53
Licenses	26	—	26	28	—	28
Total intangible assets	7,008	—	7,008	7,204	—	7,204
Goodwill	56,571	4,808	61,379	56,571	4,808	61,379
Total goodwill and intangible assets	63,579	4,808	68,387	63,775	4,808	68,583

Intangible Assets

Intangible asset with indefinite life pertains to the “Sun Cellular” trademark of DMPI, resulting from PLDT’s acquisition of Digitel in 2011.  PLDT intends to continue using the “Sun Cellular” brand to cater to a specific market segment.  As such, the “Sun Cellular” trademark is viewed to have an indefinite useful life.

Smart’s digital innovations arm, thru VIH’s subsidiaries PayMaya, Voyager and FINTQ continuously improve their existing products and services through regular technological development and upgrades of their platforms.  Accumulated costs related to such technical activities are capitalized as intangible assets.

VIH was deconsolidated in PCEV Group as at November 30, 2018.  Thus, the related intangible assets of VIH was also deconsolidated.

The consolidated future amortization of intangible assets as at March 31, 2019 is as follows:

Year	(in million pesos)
2019(1)	562
2020	619
2021	194
2022	191
2023 and onwards	937
2,503

(1)	April 1, 2019 through December 31, 2019.

Impairment Testing of Goodwill and Intangible Asset with Indefinite Useful Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation.  Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments.  As at March 31, 2019, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of PLDT’s additional investment in PG1 in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

Although revenue streams may be segregated among the companies within the PLDT Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform.  The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities.  On the other hand, PLDT has the largest fixed line network in the Philippines.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers.  In the same manner, PLDT has the most Internet Gateway facilities which are composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Because of the significant common use of network facilities among fixed line and wireless companies within the Group, management deems that the Wireless and Fixed Line units are considered the lowest CGUs for impairment test of goodwill until 2014.

In 2015, subsequent to the decision of Management to consolidate the various digital businesses under Voyager and assign a separate management from wireless business, the Voyager unit has been considered as a CGU separate from the Wireless unit.  As a result, additional goodwill amounting to Php980 million was allocated to Voyager CGU.

In December 2016, based on the assessment of the Voyager CGU’s recoverable amount compared with the carrying amount of the Voyager CGU’s net assets, we have recognized total impairment loss amounting to Php980 million and, consequently, any adverse change in a key assumption would result in a further impairment loss.

In 2018, the Wireless and Fixed Line units are the lowest CGUs to which goodwill is to be allocated given that the Fixed Line, Wireless and Voyager operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of the Wireless and Fixed Line CGUs had been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors.  The post-tax discount rates applied to cash flow projections are 9.3% for the Wireless and Fixed Line CGUs.  Cash flows beyond the projection period are determined using a 3.0% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry.  Other key assumptions used in the cash flow projections include revenue growth and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized in relation to goodwill and intangible assets with indefinite useful life as at March 31, 2019 and December 31, 2018.

With regard to the assessment of VIU for Wireless and Fixed Line CGUs, management believes that no reasonable changes in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

16.	Cash and Cash Equivalents

As at March 31, 2019 and December 31, 2018, this account consists of:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 29)	5,319	5,982
Temporary cash investments (Note 29)	39,967	45,672
	45,286	51,654

Cash in banks earn interest at prevailing bank deposit rates.  Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates.  Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.  See Note 29 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php341 million and Php166 million for the three months ended March 31, 2019 and 2018, respectively.

17.	Trade and Other Receivables

As at March 31, 2019 and December 31, 2018, this account consists of receivables from:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 29)	20,059	19,444
Corporate subscribers (Note 29)	11,457	11,073
Foreign administrations (Note 29)	3,502	4,225
Domestic carriers (Note 29)	277	270
Dealers, agents and others (Note 29)	4,346	5,547
	39,641	40,559
Less allowance for expected credit losses (Notes 5 and 29)	17,464	16,503
	22,177	24,056

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers.  The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances from affiliates.

Trade and other receivables are non-interest-bearing and generally have settlement terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 26 – Related Party Transactions.

See Note 26 – Related Party Transactions for the summary of transactions with related parties and Note 29 – Financial Assets and Liabilities – Credit Risk on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

The following table explains the changes in the allowance for expected credit losses as at March 31, 2019 and December 31, 2018:

	March 31, 2019 (Unaudited)
	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
Balances as at beginning of the period	893	8,931	603	3,906	5	914	3	74	91	1,083	1,595	14,908	16,503
Provisions	119	243	175	328	—	45	—	—	1	(10)	295	606	901
Reclassifications and reversals	(142)	205	(134)	139	—	(3)	—	(1)	(1)	(3)	(277)	337	60
Balance at end of the period	870	9,379	644	4,373	5	956	3	73	91	1,070	1,613	15,851	17,464

	December 31, 2018 (Audited)
	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
Balances as at beginning of the year, as restated	787	7,925	474	3,212	7	925	1	75	147	1,206	1,416	13,343	14,759
Reclassifications and reversals	86	6	(48)	201	(46)	2	—	(3)	(5)	(146)	(13)	60	47
Provisions	20	3,109	172	820	44	(13)	2	2	9	27	247	3,945	4,192
Business combination/dissolution	—	—	—	—	—	—	—	—	(57)	—	(57)	—	(57)
Write-offs	—	(2,109)	—	(328)	—	—	—	—	(3)	(4)	(3)	(2,441)	(2,444)
Translation adjustments	—	—	5	1	—	—	—	—	—	—	5	1	6
Balance at end of the year	893	8,931	603	3,906	5	914	3	74	91	1,083	1,595	14,908	16,503

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 29 – Financial Assets and Liabilities.

18.	Inventories and Supplies

As at March 31, 2019 and December 31, 2018, this account consists of:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value(1)	1,863	2,093
At cost	3,081	3,423
Spare parts and supplies:
At net realizable value(1)	436	173
At cost	1,783	1,673
Others:
At net realizable value(1)	386	612
At cost	897	994
Total inventories and supplies at the lower of cost or net realizable value	2,685	2,878

(1)	Amounts are net of allowance for inventory obsolescence and write-downs.

The cost of inventories and supplies recognized as expense for the three months ended March 31, 2019 and 2018 are as follows:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Cost of sales and services	2,123	3,019
Provisions (Note 5)	373	494
Repairs and maintenance	163	179
	2,659	3,692

Changes in the allowance for inventory obsolescence and write-down for the three months ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	3,212	2,492
Provisions (Note 5)	373	1,528
Write-off and others	(509)	(808)
Balance at end of the period	3,076	3,212

19.	Prepayments

As at March 31, 2019 and December 31, 2018, this account consists of:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Advances to suppliers and contractors (Note 26)	22,859	17,703
Prepaid taxes	10,999	11,466
Prepaid fees and licenses	1,340	915
Prepaid repairs and maintenance	255	204
Prepaid benefit costs (Note 27)	245	393
Prepaid rent	617	672
Prepaid insurance (Note 26)	146	63
Prepaid selling and promotions (Note 26)	11	6
Other prepayments (Note 26)	202	296
	36,674	31,718
Less current portion of prepayments	8,325	8,380
Noncurrent portion of prepayments	28,349	23,338

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position.  See Note 27 – Employee Benefits.

20.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

There were no changes in PLDT’s capital account for the three months ended March 31, 2019 and 2018.

Preferred Stock

Non-Voting Serial Preferred Stock

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the SIP.  On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to December 31, 2020, pursuant to the PLDT Subscriber Investment Plan, or SIP.

The Series JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%.  After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock.  The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock.  In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price.  It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments.  The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners.  The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock.  The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2018.  See Note 1 – Corporate Information and Note 28 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the Series A to FF Shares, from holders of record as of October 10, 2011, and all such shares were redeemed and retired effective on January 19, 2012.  In accordance with the terms and conditions of the Series A to FF Shares, the holders of Series A to FF Shares as at January 19, 2012 are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to January 19, 2012, or the Redemption Price of Series A to FF Shares.

PLDT has set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022.  After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock, or the Series GG Shares, from the holders of record as of May 22, 2012, and all such shares were redeemed and retired effective August 30, 2012.  In accordance with the terms and conditions of the Series GG Shares, the holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to FF Shares.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007, or Series HH Shares issued in 2007, from the holders of record as of February 14, 2013 and all such shares were redeemed and retired effective May 16, 2013.  In accordance with the terms and conditions of Series HH Shares issued in 2007, the holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT has set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of Php30 thousand, to fund the redemption price of Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to GG Shares.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, or the Series HH Shares issued in 2008, from the holders of record as of February 14, 2014 and all such shares were redeemed and retired effective May 16, 2014.  In accordance with the terms and conditions of Series HH Shares issued in 2008, the holders of Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT has set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption price of Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to HH Shares issued in 2007.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock, or the Series II Shares, from the holder of record as of February 10, 2016, and all such shares were redeemed and retired effective on May 11, 2016.  In accordance with the terms and conditions of Series II Shares, the holders of Series II Shares as at February 10, 2016 is entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares.

PLDT has set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to HH Shares issued in 2008.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from May 11, 2016, or until May 11, 2026.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, August 30, 2012, May 16, 2013, May 16, 2014 and May 11, 2016, notwithstanding that any stock certificate representing the Series A to FF Shares, Series GG Shares, Series HH Shares issued in 2007, Series HH Shares issued in 2008 and Series II Shares, respectively, were not surrendered for cancellation, the Series AA to II Shares were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

Total amounts of Php1 million and Php2 million were withdrawn from the Trust Account, representing total payments on redemption for the three months ended March 31, 2019 and 2018, respectively.  The balance of the Trust Account of Php7,860 million and Php7,862 million were presented as part of “Current portion of other financial assets” as at March 31, 2019 and December 31, 2018, respectively, and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position.  See related disclosures below under Perpetual Notes, Note 25 – Accrued Expenses and Other Current Liabilities and Note 29 – Financial Assets and Liabilities.

PLDT expects to similarly redeem and retire the outstanding shares of Series JJ and KK 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock/Treasury Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008.  Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at November 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program.  There were no further buyback transactions subsequent to November 2010.

Dividends Declared

Our dividends declared for the three months ended March 31, 2019 and 2018 are detailed as follows:

March 31, 2019 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2019	February 22, 2019	March 15, 2019	—	12

Voting Preferred Stock	March 7, 2019	March 27, 2019	April 15, 209	—	3

Common Stock
Regular Dividend	March 21, 2019	April 4, 2019	April 23, 2019	36.00	7,778
Charged to retained earnings					7,793

*	Dividends were declared based on total amount paid up.

March 31, 2018 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 22, 2018	February 22, 2018	March 15, 2018	—	12

Voting Preferred Stock	March 8, 2018	March 28, 2018	April 15, 2018	—	3

Common Stock
Regular Dividend	March 27, 2018	April 13, 2018	April 27, 2018	28.00	6,050
Charged to retained earnings					6,065

*	Dividends were declared based on total amount paid up.

Our dividends declared after March 31, 2019 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	May 9, 2019	May 24, 2019	June 15, 2019	—	12
Series JJ	May 9, 2019	May 31, 2019	June 28, 2019	1.00	—
Charged to retained earnings					12

*	Dividends were declared based on total amount paid up.

Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively.  The transaction costs amounting to Php35 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php37 million and Php236 million as at March 31, 2019 and December 31, 2018, respectively.

On July 18, 2017, Smart issued additional Php1,100 million perpetual notes, to RCBC, Trustee of PLDT’s Redemption Trust Fund, under a new Notes Facility Agreement.  The transaction costs amounting to Php5 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php14 million and Php57 million as at March 31, 2019 and December 31, 2018, respectively.  This transaction was eliminated in our consolidated financial statements.

Proceeds from the issuance of these notes are intended to finance capital expenditures.  The notes have no fixed redemption dates and Smart may, at its sole option, redeem the notes in whole but not in part.  In accordance with PAS 32, the notes are classified as part of equity in the financial statements.  The notes are subordinated to and rank junior to all senior loans of Smart.

21.	Interest-bearing Financial Liabilities

As at March 31, 2019 and December 31, 2018, this account consists of the following:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 9 and 29)	156,694	155,835
Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 9 and 29)	17,292	20,441

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php387 million and Php418 million as at March 31, 2019 and December 31, 2018, respectively.  See Note 29 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the three months ended March 31, 2019 and the year ended December 31, 2018:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	418	525
Accretion during the period included as part of Financing costs (Note 5)	(31)	(145)
Additions during the period	—	38
Unamortized debt discount at end of the period	387	418

Long-term Debt

As at March 31, 2019 and December 31, 2018, long-term debt consists of:

		March 31, 2019		December 31, 2018
		(Unaudited)		(Audited)
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% in 2019 and 2018	2	103	2	103
Term Loans:
Others	2.8850% and US$ LIBOR + 0.7900% to 1.4500% in 2019 and 2.8850% and US$ LIBOR + 0.7900% to 1.6000% in 2018	394	20,736	442	23,249
		396	20,839	444	23,352
Philippine Peso Debts:
Fixed Rate Corporate Notes	5.3938% to 5.9058% in 2019 and 2018		11,962		15,511
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2019 and 2018		14,949		14,943
Term Loans:
Unsecured Term Loans	3.9000% to 6.7339%; PHP BVAL + 1.0000% and PDST R2 + 0.5000% to 0.6000% in 2019 and 3.9000% to 6.7339%; PDST-R2/(1) PHP BVAL + 0.5000% to 1.0000% in 2018		126,236		122,470
			153,147		152,924
Total long-term debt (Notes 29 and 30)			173,986		176,276
Less portion maturing within one year (Note 29)			17,292		20,441
Noncurrent portion of long-term debt (Note 29)			156,694		155,835

(1)	Effective October 29, 2018, PHP BVAL Reference Rates replaced PDST Reference Rates (PDST-R1 and PDST-R2).

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at March 31, 2019 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2019(1)	61	3,230	10,982	14,212
2020	210	11,071	8,983	20,054
2021	46	2,388	20,138	22,526
2022	30	1,599	14,432	16,031
2023	25	1,316	24,138	25,454
2024 and onwards	25	1,316	74,780	76,096
(Note 29)	397	20,920	153,453	174,373

(1)	April 1, 2019 through December 31, 2019.

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies as at March 31, 2019 and December 31, 2018:

							Cancelled		Outstanding Amounts
						Drawn	Undrawn		March 31, 2019				December 31, 2018
	Date of		Terms			Amount	Amount		(Unaudited)				(Audited)
Loan Amount	Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
						(in millions)			(in millions)
U.S. Dollar Debts
EKN, the Export-Credit Agency of Sweden
Smart
US$45.6M(1) Tranche A1: US$25M; Tranche A2: US$19M; Tranche B1: US$0.9M; Tranche B2: US$0.7M	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean delivery date	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2: April 15, 2019	Various dates in 2013-2014	45.6	—	—	2	(*)	103	(*)	2	(*)	103	(*)
									2		103		2		103

(*)	Amounts are net of unamortized discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

						Cancelled		Outstanding Amounts
					Drawn	Undrawn		March 31, 2019				December 31, 2018
	Date of				Amount	Amount		(Unaudited)				(Audited)
Loan Amount	Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
Other Term Loans(1)
PLDT
US$300M	January 16, 2013	Syndicate of Banks with MUFG Bank, Ltd. as Facility Agent	9 equal semi-annual installment, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018	Various dates in 2013	300	—	January 16, 2018	—		—		—		—
Smart
US$50M	March 25, 2013	FEC	9 equal semi-annual installment, commencing six months after drawdown date, with final installment on March 23, 2018	Various dates in 2013 and 2014	32	18	March 23, 2018	—		—		—		—
Smart
US$80M	May 31, 2013	CBC	10 equal semi-annual installment, commencing six months after drawdown date, with final installment on May 31, 2018	September 25, 2013	80	—	May 31, 2018	—		—		—		—
Smart
US$120M	June 20, 2013	Mizuho Bank Ltd. and Sumitomo Mitsui Banking Corporation, or Sumitomo, with Sumitomo as Facility Agent	8 equal semi-annual installment, commencing six months after drawdown date, with final installment on June 20, 2018	September 25, 2013	120	—	June 20, 2018	—		—		—		—
Smart
US$100M	March 7, 2014	MUFG Bank, Ltd.	9 equal semi-annual installment, commencing 12 months after drawdown date, with final installment on March 7, 2019	Various dates in 2014 March 2, 2015	90 10	—	March 7, 2019	—	(*)	—	(*)	11	(*)	583	(*)
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal semi-annual installment, commencing 11 months after drawdown date, with final installment on May 14, 2019	July 1, 2014	50	—	—	6	(*)	292	(*)	6	(*)	291	(*)
PLDT
US$100M	August 5, 2014	Philippine National Bank, or PNB	Annual amortization rate of 1% of the issue price on the first-year up to the fifth-year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014	100	—	—	96		5,052		96		5,046
PLDT
US$50M	August 29, 2014	Metrobank	Semi-annual amortization rate of 1% of the issue price on the first-year up to the fifth-year from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	50	—	—	48		2,526		48		2,536
								150		7,870		161		8,456

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

						Cancelled		Outstanding Amounts
					Drawn	Undrawn		March 31, 2019				December 31, 2018
	Date of				Amount	Amount		(Unaudited)				(Audited)
Loan Amount	Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	MUFG Bank, Ltd.	Commencing 36 months after loan date, with semi- annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	—	89	(*)	4,714	(*)	104	(*)	5,492	(*)
Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015	200	—	—	44	(*)	2,329	(*)	66	(*)	3,490	(*)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	—	61	(*)	3,207	(*)	61	(*)	3,198	(*)
PLDT
US$25M	March 22, 2016	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	—	25	(*)	1,309	(*)	25	(*)	1,307	(*)
PLDT
US$25M	January 31, 2017	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25	(*)	1,307	(*)	25	(*)	1,306	(*)
								244		12,866		281		14,793
								394		20,736		442		23,249

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

							Outstanding Amounts
					Prepayments		March 31, 2019	December 31, 2018
	Date of Loan			Date of Issuance/	Amount		(Unaudited)	(Audited)
Loan Amount	Agreement	Facility Agent	Installments	Drawdown	Php	Date	U.S. Dollar	Php
					(in millions)		(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first-year up to the sixth-year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012	1,188 282	July 29, 2013 April 29, 2019	282	282
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth-year, with the balance payable on September 21, 2019;	September 21, 2012	2,055	June 21, 2013	6,340	6,340
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth-year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO Unibank, Inc., or BDO	Series A: Annual amortization rate of 1% of the issue price on the first-year up to the sixth- year from issue date and the balance payable upon maturity on November 22, 2019;	November 22, 2012	3,549	February 22, 2019	2,279	5,828
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first-year up to the ninth-year from issue date and the balance payable upon maturity on November 22, 2022
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth-year and the balance payable upon maturity on September 21, 2019;	June 21, 2013	—	—	1,932	1,932
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth-year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first-year up to the fifth- year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	1,129	April 29, 2019	1,129	1,129
							11,962	15,511

(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

Outstanding Amounts
					Prepayments		March 31, 2019		December 31, 2018
	Date of Loan			Date of Issuance/	Amount		(Unaudited)		(Audited)
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php		Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non- amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non- amortizing payable in full on February 6, 2024	February 6, 2014	—	—	14,949	(*)	14,943	(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)

This fixed rate retail corporate bond is comprised of Php12.4 billion and Php2.6 billion due in 2021 and 2024 with a coupon rate of 5.2250% and 5.2813%, respectively.  The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

								Outstanding Amounts
					Drawn	'Cancelled Undrawn		March 31, 2019		December 31, 2018
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth-year up to the ninth-year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	—	—	1,960		1,960
PLDT
Php200M	August 31, 2012	Manufacturers Life Insurance Co. (Phils.), Inc.	Payable in full upon maturity on October 9, 2019	October 9, 2012	200	—	April 10, 2019	200		200
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% on the first-year up to the sixth-year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	—	—	940		950
PLDT
Php1,000M	October 11, 2012	Philippine American Life and General Insurance Company, or Philam Life	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	—	—	1,000		1,000
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	—	—	2,820		2,820
PLDT
Php2,000M	November 13, 2013	Bank of the Philippine Islands, or BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	—	—	1,900		1,900
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for six-years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	—	—	1,497	(*)	1,497	(*)
								10,317		10,327

(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2019		December 31, 2018
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six-years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	3,000	—	—	2,846	(*)	2,846	(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	—	—	2,846	(*)	2,875	(*)
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	—	—	475		480
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	—	—	1,900		1,920
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	—	1,500		1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	—	—	475		480
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	—	1,000		1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	—	960		960
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,440		1,440
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,920		1,940
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,910		2,910
								18,272		18,351

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2019		December 31, 2018
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,850		4,850
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,833	(*)	4,833	(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,832	(*)	4,832	(*)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,832	(*)	4,831	(*)
Smart
Php7,000M	December 18, 2015	CBC	Annual amortization rate of 1% of the principal amount on the third-year up to the sixth-year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	—	6,290	(*)	6,289	(*)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,928	(*)	2,957	(*)
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	—	5,860	(*)	5,859	(*)
PLDT
Php8,000M	July 14, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn starting from the end of the first-year after the initial drawdown date until the ninth-year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,728	(*)	7,807	(*)
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first- year up to the sixth-year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	—	6,348	(*)	6,346	(*)
								48,501		48,604

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2019		December 31, 208
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,940		2,940
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	—	5,282	(*)	5,281	(*)
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	5,175	(*)	5,175	(*)
Smart
Php2,500M	October 27, 2016	CBC	Annual amortization rate of 10% of the amount drawn starting on the third-year up to the sixth-year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	—	2,500		2,500
Smart
Php4,000M(1)	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first-year up to the ninth-year and the balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	1,953	(*)	1,953	(*)
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	990		990
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	1,980		2,000
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,450	(*)	3,450	(*)
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth- year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	1,485		1,500
								25,755		25,789

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2019	December 31, 208
	Date of Loan				Amount	Amount	Paid in	(Unaudited)	(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php	Php
					(in millions)			(in millions)
PLDT
Php2,000M(1)	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,970	1,970
PLDT
Php3,500 M	July 5, 2017	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,465	3,465
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 3, 2028	April 2, 2018	1,500	—	—	1,500	1,500
Smart
Php1,000M	September 28, 2017	Union Bank	Annual amortization rate of 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth- year anniversary of the advance and the balance payable upon maturity on February 21, 2028	February 19, 2018	1,000	—	—	990	1,000
PLDT
Php2,000M	April 19, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 25, 2028	April 25, 2018	2,000	—	—	2,000	2,000
PLDT
Php1,000M	April 20, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on May 3, 2028	May 3, 2018	1,000	—	—	1,000	1,000
PLDT
Php2,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	2,000	—	—	2,000	2,000
								12,925	12,935

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The amount of Php2,000 million was prepaid on May 29, 2017.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2019		December 31, 208
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php3,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	3,000	—	August 10, 2018	—		—
Smart
Php2,000M	May 25, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on May 28, 2024	May 28, 2018	2,000	—	—	1,987	(*)	1,986	(*)
Smart
Php1,500M	June 27, 2018	Development Bank of the Philippines, or DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on June 28, 2024	June 28, 2018	1,500	—	—	1,500		1,500
Smart
Php3,000M	July 31, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	August 10, 2018	3,000	—	—	2,979	(*)	2,978	(*)
Smart
Php5,000M	January 11, 2019	DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 7, 2029	May 6, 2019	2,000	—	—	—		—
PLDT
Php8,000M	February 18, 2019	Union Bank	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity	—	—	—	—	—		—
Smart
Php4,000M	February 21, 2019	PNB	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the seventh-year anniversary of the initial drawdown date and the balance payable upon maturity on March 11, 2027	March 11, 2019	4,000	—	—	4,000		—
PLDT
Php2,000M	April 11, 2019	Bank of China Limited, Manila Branch	Annual amortization rate equivalent to 1% of the amount of loan payable on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity	—	—	—	—	—		—
								10,466		6,464
								126,236		122,470

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios tests, such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense.  Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.  Of our total consolidated debts, approximately 12% and 13% were denominated in U.S. dollars as at March 31, 2019 and December 31, 2018, respectively.  Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar.  See Note 29 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including:
(a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or  any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; and (e) merging or consolidating with any other company.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments.  These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;
(b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates.  Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated EBITDA, debt service coverage ratio and interest coverage ratio.  The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans.  These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement.  These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

The loan agreements with suppliers, banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at March 31, 2019 and December 31, 2018, we were in compliance with all of our debt covenants.  See Note 29 – Financial Assets and Liabilities – Derivative Financial Instruments.

Obligations under Finance Leases

The consolidated future minimum payments for finance leases and the long-term portion of obligations under finance leases (which covers leasehold improvements and various office equipment and vehicles) amounted to Php468 thousand and Php514 thousand as at March 31, 2019 and December 31, 2018, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Leases, Note 9 – Property and Equipment and Note 29 – Financial Assets and Liabilities.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

22.	Lease Liabilities

The following table summarizes all changes to lease liabilities for the three months ended March 31, 2019 (unaudited):

(in million pesos)
Lease liabilities at beginning of the period (Note 2)	18,249
Accretion expenses (Note 5)	222
Settlement of obligations and others	(1,313)
Lease liabilities at end of the period	17,158
Less current portion of lease liabilities	9,002
Noncurrent portion of lease liabilities	8,156

23.	Deferred Credits and Other Noncurrent Liabilities

As at March 31, 2019 and December 31, 2018, this account consists of:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing (Note 30)	2,806	2,965
Provision for asset retirement obligations	1,684	1,656
Contract liabilities and unearned revenues	528	532
Others	104	131
	5,122	5,284

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.  Such accruals are settled through refinancing from long-term loans obtained from the banks.  See Note 21 – Interest-bearing Financial Liabilities.

The following table summarizes all changes to asset retirement obligations for the three months ended March 31, 2019 and for the year ended December 31, 2018:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	1,656	1,630
Additional liability recognized during the period	23	161
Accretion expenses	20	47
Settlement of obligations and others	(15)	(182)
Provision for asset retirement obligations at end of the period	1,684	1,656

24.	Accounts Payable

As at March 31, 2019 and December 31, 2018, this account consists of:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 29)	66,712	69,099
Carriers and other customers (Note 29)	1,515	1,815
Taxes (Note 28)	738	1,789
Related parties (Notes 26 and 29)	718	684
Others	1,245	1,223
	70,928	74,610

Accounts payable are non-interest-bearing and are normally settled within 180 days.

For terms and conditions pertaining to the payables to related parties, see Note 26 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 29 – Financial Assets and Liabilities – Liquidity Risk.

25.	Accrued Expenses and Other Current Liabilities

As at March 31, 2019 and December 31, 2018, this account consists of:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 26 and 29)	57,942	57,748
Accrued taxes and related expenses (Note 28)	12,018	11,885
Liability from redemption of preferred shares (Notes 20 and 29)	7,860	7,862
Accrued employee benefits and other provisions (Notes 26, 27 and 29)	6,819	7,980
Contract liabilities and unearned revenues (Note 23)	6,567	6,650
Accrued interests and other related costs (Note 29)	1,410	1,347
Others	2,145	2,252
	94,761	95,724

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services.  These liabilities are non-interest bearing and are normally settled within a year.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Other accrued expenses and other current liabilities are non-interest-bearing and are normally settled within a year.  This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

26.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control.  Related parties may be individuals or corporate entities.  Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash.  The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at March 31, 2019 and December 31, 2018.  This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at March 31, 2019 and December 31, 2018 transactions that have been entered into with related parties:

				March 31, 2019	December 31, 2018
	Classifications	Terms	Conditions	(Unaudited)	(Audited)
				(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accrued expenses and other current liabilities (Note 25)	Electricity charges – immediately upon receipt of invoice	Unsecured	444	518
	Accrued expenses and other current liabilities (Note 25)	Pole rental – 45 days upon receipt of billing	Unsecured	—	209
Meralco Industrial Engineering Services Corporation, or MIESCOR	Accrued expenses and other current liabilities (Note 25)	30 days upon receipt of invoice	Unsecured	2	3
MPIC	Financial assets at FVOCI - net of current portion (Note 11)	Due on April 2020 to June 2021 for 2019 and due on January 2020 to June 2021 for 2018; non-interest-bearing	Unsecured	2,772	2,749
	Current portion of financial assets at fair value through other comprehensive income (Note 11)	Due on March 2020 for 2019 and due on December 2019 for 2018; non-interest-bearing	Unsecured	1,697	1,604
Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Interest-bearing financial liabilities (Note 21)	Non-amortizing, payable upon maturity on March 30, 2023 and March 27, 2024	Unsecured	2,632	2,628
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 25)	1st month of each quarter; non-interest-bearing	Unsecured	66	84
NTT Communications	Accrued expenses and other current liabilities (Note 25)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	20	20
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 25)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	4	3
NTT DOCOMO	Accrued expenses and other current liabilities (Note 25)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	12	12

JGSHI and Subsidiaries	Accounts payable and accrued expenses and other current liabilities (Notes 24 and 25)	Immediately upon receipt of invoice	Unsecured	23	13
Malayan Insurance Co., Inc. or Malayan	Prepayments (Note 19)	Immediately upon receipt of invoice	Unsecured	14	19
	Accrued expenses and other current liabilities (Note 25)	Immediately upon receipt of invoice	Unsecured	16	6
Gotuaco del Rosario and Associates, or Gotuaco	Accrued expenses and other current liabilities (Note 25)	Immediately upon receipt of invoice	Unsecured	2	5
Others:
Cignal Cable Corporation, or Cignal Cable (formerly Dakila Cable TV Corp.)	Prepayments (Note 19)	—	Unsecured	42	169
Various	Trade and other receivables (Note 17)	30 days upon receipt of invoice	Unsecured	2,201	2,094
	Accounts payable (Note 24)	Immediately upon receipt of billing	Unsecured	301	684
	Accrued expenses and other current liabilities (Note 25)	Immediately upon receipt of billing	Unsecured	1	9

The following table provides the summary of transactions that have been entered into with related parties for the three months ended March 31, 2019 and 2018 in relation with the table above.

		March 31,
		2019	2018
	Classifications	(Unaudited)
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	650	620
	Depreciation and amortization	54	—
	Rent	29	68
MIESCOR	Repairs and maintenance	10	2
	Construction-in-progress	—	7
Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Financing costs	27	19
NTT World Engineering Marine Corporation	Repairs and maintenance	4	4
NTT Communications	Professional and other contracted services	24	23
	Rent	—	1
NTT Worldwide Telecommunications Corporation	Selling and promotions	2	2
NTT DOCOMO	Professional and other contracted services	18	24
JGSHI and Subsidiaries	Rent	17	51
	Repairs and maintenance	16	17
	Communication, training and travel	3	—
	Miscellaneous expenses	3	—
Malayan	Insurance and security services	57	57
Gotuaco	Insurance and security services	34	37
Asia Link B.V., or ALBV	Professional and other contracted services	—	50
First Pacific Investment Management Limited, or FPIML	Professional and other contracted services	26	—
Others:
TV5	Selling and promotions	—	5
Cignal Cable	Cost of services	127	84
Various	Revenues	655	587
	Expenses	930	351
a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area.  Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php650 million and Php620 million for the three months ended March 31, 2019 and 2018, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php444 million and Php518 million as at March 31, 2019 and December 31, 2018, respectively.

PLDT and Smart have Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php29 million and Php68 million for the three months ended March 31, 2019 and 2018, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php209 million as at March 31, 2019 and December 31, 2018, respectively.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, which expired on December 31, 2018.  Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable and civil works that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to nil and Php10 thousand for the three months ended March 31, 2019 and 2018, respectively.  Total amounts capitalized to property and equipment amounted to Php432 thousand and Php797 thousand for the three months ended March 31, 2019 and 2018, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php185 thousand each as at March 31, 2019 and December 31, 2018.

PLDT also has an existing Customer Line Installation, Repair, Rehabilitation and Maintenance Activities (formerly One Area One Partner for Outside Plant Subscriber Line Rehabilitation, Repair, Installation and Related Activities) agreement with MIESCOR, which expired on December 31, 2018.  Under the agreement, MIESCOR is responsible for the subscriber main station installation, repairs and maintenance of outside and inside plant network facilities in the areas awarded to them.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php10 million and Php2 million for the three months ended March 31, 2019 and 2018, respectively.  Total amounts capitalized to property and equipment amounted to nil and Php7 million for the three months ended March 31, 2019 and 2018, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php3 million as at March 31, 2019 and December 31, 2018, respectively.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at March 31, 2019 and December 31, 2018, and for the three months ended March 31, 2019 and 2018 are as follows:

1.	Term Loan Facility Agreements with NTT Finance Corporation

On March 22, 2016, PLDT signed a US$25 million term loan facility agreement with NTT Finance Corporation to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 30, 2023.  The loan was fully drawn on March 30, 2016.  Total interest under this agreement, which were presented as part of financing costs in our consolidated income statements, amounted to Php13.5 million and Php 9.5 million for the three months ended March 31, 2019 and 2018, respectively.  The amounts of US$25 million, or Php1,316 million, and US$25 million, or Php1,314 million, remained outstanding as at March 31, 2019 and December 31, 2018, respectively.

Another US$25 million term loan facility was signed with NTT Finance Corporation on January 31, 2017 to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 27, 2024.  The loan was fully drawn on March 30, 2017.  Total interest under this agreement, which were presented as part of financing costs in our consolidated income statements, amounted to Php13.5 million and Php9.5 million for the three months ended March 31, 2019 and 2018, respectively.  The amount of US$25 million, or Php1,316 million, and US$25 million, or Php1,314 million, remained outstanding as at March 31, 2019 and December 31, 2018, respectively.

2.	Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement.  On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.  The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php4 million for each of the three months ended March 31, 2019 and 2018.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php66 million and Php84 million as at March 31, 2019 and December 31, 2018, respectively;

•

Advisory Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.  The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php24 million and Php23 million for the three months ended March 31, 2019 and 2018, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php16 million each as at March 31, 2019 and December 31, 2018;

•

Conventional International Telecommunications Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.  The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to nil and Php1 million for the three months ended March 31, 2019 and 2018, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php4 million each as at March 31, 2019 and December 31, 2018; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines.  PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.  The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php2 million for each of the three months ended March 31, 2019 and 2018.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php4 million and Php3 million as at March 31, 2019 and December 31, 2018, respectively.

3.	Advisory Services Agreement between NTT DOCOMO and PLDT

On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT.  Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart.  Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.  Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php18 million and Php24 million for the three months ended March 31, 2019 and 2018, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php12 million each as at March 31, 2019 and December 31, 2018.

4.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php17 million and Php51 million for the three months ended March 31, 2019 and 2018, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php17 million and Php10 million as at March 31, 2019 and December 31, 2018, respectively.

There were also other transactions such as communication, training and travel, repairs and maintenance and miscellaneous expenses in our consolidated income statements, amounting to Php22 million and Php17 million for the three months ended March 31, 2019 and 2018, respectively.  Under these agreements, the outstanding obligations for these transactions, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php6 million and Php3 million as at March 31, 2019 and December 31, 2018, respectively.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles.  The premiums are directly paid to Malayan.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php57 million for each of the three months ended March 31, 2019 and 2018.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php14 million and Php19 million as at March 31, 2019 and December 31, 2018, respectively.  Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php16 million and Php6 million as at March 31, 2019 and December 31, 2018, respectively.

6.	Transactions with Gotuaco

Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group.  Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statement, amounted to Php34 million and Php37 million for the three months ended March 31, 2019 and 2018, respectively.  Under this agreement, the outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to nil as at March 31, 2019 and December 31, 2018.  Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php5 million as at March 31, 2019 and December 31, 2018, respectively.

7.	Agreement between Smart and ALBV

Smart had a Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates.  ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business which provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart.  Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart.  The agreement expired on February 23, 2018.  Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to nil and Php50 million for the three months ended March 31, 2019 and 2018, respectively.  There were no outstanding obligations under this agreement as at March 31, 2019 and December 31, 2018.

8.	Agreement between Smart and FPIML

On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML, a subsidiary of the First Pacific Group and its Philippine affiliates.  The agreement shall be effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement.  FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content.  The agreement provides that Smart shall pay monthly service fee of $250 thousand and any additional fee shall be mutually agreed upon by both parties on a monthly basis.  Total professional fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php26 million and nil for the three months ended March 31, 2019 and 2018, respectively.  Outstanding payable under this agreement amounted to nil as at March 31, 2019 and December 31, 2018.

9.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock SPA dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006.  Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

•	certain contractual veto rights over a number of major decisions or transactions; and
•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•

Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO.  Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock.  If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•

Limitation on Competition.  NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses.  Moreover, if PLDT, Smart or any of

Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•

Business Cooperation.  PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a Wireless-Code Division Multiple Access mobile communication network.  In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

•

Additional Rights of NTT DOCOMO.  Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;
2.

PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.

PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.

PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at March 31, 2019 and December 31, 2018.

•

Change in Control.  Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee.  A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

•

Termination.  If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate.  If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

d.	Others
1.	Agreement of PLDT and Smart with TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years.  The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network.  In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2018.  Total selling and promotions under the advertising placement agreements amounted to nil and Php5 million for the three months ended March 31, 2019 and 2018, respectively.  Total prepayment under the advertising placement agreements amounted to nil as at March 31, 2019 and December 31, 2018.

2.	Agreement of PLDT, Smart and DMPI with Cignal Cable

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Cignal Cable commencing with the launch of the OTT video-on-demand service, or iflix service, in the Philippines on June 18, 2015.  iflix service is provided by iFlix Sdn Bhd and Cignal Cable is the authorized reseller of the iflix service in the Philippines.  Under the agreement, PLDT, Smart and DMPI were appointed by Cignal Cable to act as its internet service providers with an authority to resell and distribute the iflix service to their respective subscribers on a monthly and annual basis.  Content cost recognized for the three months ended March 31, 2019 and 2018 amounted to Php127 million and Php84 million, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php42 million and Php169 million as at March 31, 2019 and December 31, 2018, respectively.  Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil as at March 31, 2019 and December 31, 2018.

3.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.  The revenues under these services amounted to Php655 million and Php587 million for the three months ended March 31, 2019 and 2018, respectively.  The expenses under these services amounted to Php930 million and Php351 million for the three months ended March 31, 2019 and 2018, respectively.

The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of trade and other receivables in our consolidated statements of financial position amounted to Php2,201 million and Php2,094 million as at March 31, 2019 and December 31, 2018, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable in our consolidated statements of financial position amounted to Php301 million and Php684 million as at March 31, 2019 and December 31, 2018, respectively, and accrued expenses and other current liabilities amounted to Php1 million and Php9 million as at March 31, 2019 and December 31, 2018, respectively.

See Note 11 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs and Sale of PCEV’s Beacon Preferred Shares to MPIC for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the three months ended March 31, 2019 and 2018 are as follows:

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Share-based payments (Note 27)	123	—
Short-term employee benefits	86	93
Post-employment benefits (Note 27)	5	7
Total compensation paid to key officers of the PLDT Group	214	100

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended.  Each of the members or advisors of the audit, executive compensation, governance and nomination, and technology strategy committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php23 million and Php18 million for the three months ended March 31, 2019 and 2018, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as expenses during the period related to key management personnel.

27.	Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees.  Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees.   For the purpose of complying with Revised PAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT’s actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs for the three months ended March 31, 2019 and for the year ended December 31, 2018, and net periodic benefit costs and average assumptions used in developing the valuation as at and for the three months ended March 31, 2019 and 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	20,683	21,503
Interest costs on benefit obligation	340	1,227
Service costs	231	1,063
Actual benefits paid/settlements	(1,655)	(887)
Actuarial losses – experience	—	419
Actuarial gains – economic assumptions	—	(2,611)
Curtailments and others (Note 5)	(24)	(31)
Present value of defined benefit obligations at end of the period	19,575	20,683
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	13,539	12,534
Actual contributions	2,300	5,110
Interest income on plan assets	245	770
Return on plan assets (excluding amount included in net interest)	(758)	(3,988)
Actual benefits paid/settlements	(1,655)	(887)
Fair value of plan assets at end of the period	13,671	13,539
Unfunded status – net	(5,904)	(7,144)
Accrued benefit costs	5,910	7,159
Prepaid benefit costs (Note 19)	6	15

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	231	257
Interest costs – net	95	114
Curtailment/settlement losses and other adjustments	—	—
Net periodic benefit costs (Note 5)	326	371

Actual net losses on plan assets amounted to Php513 million and Php1,627 million for the three months ended March 31, 2019 and 2018, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2019 will amount to Php1,217 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at March 31, 2019:

(in million pesos)
2019(1)	368
2020	396
2021	566
2022	768
2023	1,102
2024 to 2064	105,007

(1)	April 1, 2019 through December 31, 2019.

The average duration of the defined benefit obligation at the end of the reporting period is 6 to 19 years.

The weighted average assumptions used to determine pension benefits for the three months ended March 31, 2019 and 2018 are as follows:

	March 31,
	2019	2018
	(Unaudited)
Rate of increase in compensation	6.0%	6.0%
Discount rate	7.3%	5.3%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at March 31, 2019 and December 31, 2018, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(664)
	(1%)	1,011

Future salary increases	1%	1,015
	(1%)	(679)

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives nor employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or
(v) involuntary separation from service.  For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service.  For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%.  In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets.

The majority of the Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the period to liquid/semi-liquid assets such as treasury notes, treasury bills, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	10,706	10,707
Shares of stock	2,229	2,066
Corporate bonds	137	133
Government securities	35	31
Mutual funds	5	4
Total noncurrent financial assets	13,112	12,941
Current Financial Assets
Cash and cash equivalents	458	499
Receivables	9	8
Total current financial assets	467	507
Total PLDT’s Plan Assets	13,579	13,448
Subsidiaries Plan Assets	92	91
Total Plan Assets of Defined Benefit Pension Plans	13,671	13,539

Investment in shares of stocks is valued using the latest bid price at the reporting date.  Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date.

Unlisted Equity Investments

As at March 31, 2019 and December 31, 2018, this account consists of:

	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	10,022	10,022
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	471	474
BTFHI	100%	100%	213	211
Superior Multi Parañaque Homes, Inc., or SMPHI	—	—	—	—
Bancholders, Inc., or Bancholders	—	—	—	—
			10,706	10,707

Investments in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation.  Its investments include common shares of stocks of various communication, broadcasting and media entities.

Investments in MediaQuest are carried at fair value.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2019 financial budgets approved by the MediaQuest’s Board of Directors and calculated terminal value.  Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures.  The pre-tax discount rates applied to cash flow projections range from 11.23% to 13.10%.  Cash flows beyond the five-year period are determined using 0% to 5.8% growth rates.

On May 8, 2012, the Board of Trustees of the PLDT Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion.  The underlying shares of these PDRs are the shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs).  On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which gave ePLDT a 40% economic interest in Cignal TV.  In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT.  Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012.

On January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion.  The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures.  Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV.  From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription.  The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV.

Also, on January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion.  The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs).  Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

On February 19, 2014, ePLDT’s Board of Directors approved an additional Php500 million investment in Hastings PDRs.  On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription.  As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on May 30, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  See Note 11 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs.

In 2016 and 2017, the Board of Trustees of the PLDT Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php5,500 million and Php2,500 million, respectively, to fund MediaQuest’s investment requirements.  The full amount was fully drawn by MediaQuest during 2016 and 2017.

In 2018, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest amounting to Php2,700 million to fund MediaQuest’s investment requirements.  The full amount was fully drawn by MediaQuest during 2018.  Loss on changes in fair value of the investments for the years ended December 31, 2018 and 2017 amounting to Php3,038 million and Php2,071 million, respectively, are recognized in the statements of changes in net assets available for plan benefits under “Net fair value gain (loss) on investments.”

In 2019, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest amounting to Php1,650 million to fund MediaQuest’s investment requirements.  As at March 31, 2019, MediaQuest has already drawn a total amount Php550 million.  Loss on changes in fair value of the investment for the three months ended March 31, 2019 amounting to Php550 million were recognized in the statements of changes in net assets available for plan benefits under “Net fair value gain (loss) on investments.”

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs.  The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million.  The related unpaid subscription of Php32 million is included in unlisted equity investments.  The cumulative change in the fair market values of this investment amounted to Php391 million and Php394 million as at March 31, 2019 and December 31, 2018, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million.  Total cash dividend income amounted to Php2 million for each of the three months ended March 31, 2019 and 2018.  Dividend receivables amounted to Php2 million each as at March 31, 2019 and December 31, 2018.

Investment in SMPHI

SMPHI was incorporated primarily to engage in the real estate business.  As at December 31, 2017, its assets consist mainly of investment in land.  SMPHI received short-term, non-interest-bearing advances from the beneficial trust fund mainly to finance expenses to maintain its investment property.  On May 25, 2018, the shares of stocks of SMPHI was sold to a third party for Php142 million.

Investment in Bancholders

Bancholders was incorporated primarily to purchase, own, invest in or acquire shares of stock, bonds, bills, warrants and other negotiable instruments, securities or evidences of indebtedness of any other corporation and to own, hold and dispose the same, without engaging in the business of or acting as an investment company or as securities broker or dealer.  The cumulative change in the fair market value of this investment amounted to losses of Php93 million as at December 31, 2017.  On April 21, 2017, the Board of Directors of Bancholders approved the amendment of its Articles of Incorporation, shortening its corporate term, to end on June 30, 2018.  This amendment was subsequently approved by the Philippine SEC on July 11, 2017.  As at December 31, 2018, the investment account has been closed to receivables pending the completion of Bancholders’s liquidation procedure.

Shares of Stocks

As at March 31, 2019 and December 31, 2018, this account consists of:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,319	1,185
PLDT	31	30
Others	519	491
Preferred shares	360	360
	2,229	2,066

Dividends earned on PLDT common shares amounted to nil and Php1 million for the three months ended March 31, 2019 and 2018, respectively.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at March 31, 2019 and December 31, 2018, respectively.  These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT.  Dividends earned on this investment amounted to Php12 million for each of the three months ended March 31, 2019 and 2018.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from August 2019 to May 2027 and fixed interest rates from 4.13% to 7.06% per annum.  Total investment in corporate bonds amounted to Php137 million and Php133 million as at March 31, 2019 and December 31, 2018, respectively.

Government Securities

Investment in government securities includes Fixed Rate Treasury Notes bearing interest rate of 5.88% per annum and zero rated US Treasury Bills.  These securities are fully guaranteed by the governments of the Republic of the Philippines and United States of America.  Total investment in government securities amounted to Php35 million and Php31 million as at March 31, 2019 and December 31, 2018, respectively.

Mutual Funds

Investment in mutual funds includes a local equity funds, which aims to out-perform benchmarks in various indices as part of its investment strategy.  Total investment in mutual funds amounted to Php5 million and Php4 million as at March 31, 2019 and December 31, 2018, respectively.

The allocation of the fair value of the assets for the PLDT pension plan as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	95%	95%
Temporary cash investments	4%	4%
Debt and fixed income securities	1%	1%
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641.  As at December 31, 2018 and 2017, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of prepaid benefit costs for the three months ended March 31, 2019 and for the year ended December 31, 2018, and the net periodic benefit costs and average assumptions used in developing the valuation for the three months ended March 31, 2019 and 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	2,804	2,490
Service costs	29	314
Curtailment and others	83	—
Present value of defined benefit obligations at end of the period	2,916	2,804
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	3,159	2,862
Actual contributions	68	297
Actual benefits paid/settlements	(72)	—
Fair value of plan assets at end of the period	3,155	3,159
Funded status – net	239	355
Accrued benefit costs	—	23
Prepaid benefit costs (Note 19)	239	378

	March 31,
	2019	2018
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	29	76
Interest costs – net	—	—
Net periodic benefit costs (Note 5)	29	76

Smart’s net consolidated pension benefit costs amounted to Php29 million and Php76 million for the three months ended March 31, 2019 and 2018, respectively.

Actual net gains on plan assets amounted to nil million for the three months ended March 31, 2019 and 2018.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php260 million to the plan in 2019.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at March 31, 2019:

(in million pesos)
2019(1)	75
2020	160
2021	87
2022	114
2023	147
2024 to 2060	1,360

(1)	April 1, 2019 through December 31, 2019.

The average duration of the defined benefit obligation at the end of the reporting period is 12 to 20 years.

The weighted average assumptions used to determine pension benefits for the three months ended March 31, 2019 and 2018 are as follows:

	March 31,
	2019	2018
	(Unaudited)
Rate of increase in compensation	5.0%	5.0%
Discount rate	5.8%	5.8%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at March 31, 2019, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(1%)	11
	1%	(6)

Future salary increases	1%	11
	(1%)	(6)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark.  In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international.  The portfolio mix is kept at 60% to 90% for debt and fixed income securities, while 10% to 40% is allotted to equity securities.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,165	1,854
International equities	484	550
Domestic equities	370	333
International fixed income	213	—
Philippine foreign currency bonds	163	165
Total noncurrent financial assets	3,395	2,902
Current Financial Assets
Cash and cash equivalents	733	891
Receivables	2	1
Total current financial assets	735	892
Total plan assets	4,130	3,794
Employee’s share, forfeitures and mandatory reserve account	975	635
Total Plan Assets of Defined Contribution Plans	3,155	3,159

Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 2.8% to 10.13% per annum.  Total investments in domestic fixed income amounted to Php2,165 million and Php1,854 million as at March 31, 2019 and December 31, 2018, respectively.

International Equities

Investments in international equities include mutual funds managed by Wellington equity fund.  Total investment in international equities amounted to Php484 million and Php550 million as at March 31, 2019 and December 31, 2018, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE.  These investments earn on stock price appreciation and dividend payments.  Total investment in domestic equities amounted to Php370 million and Php333 million as at March 31, 2019 and December 31, 2018, respectively.  This includes investment in PLDT shares with fair value of Php15 million each as at March 31, 2019 and December 31, 2018.

International Fixed Income

Investments in international fixed income include mutual funds which are invested in a Pacific Investment Management Company funds, and U.S. Treasury debt securities.  Total investments in international fixed income amounted to Php213 and nil as at March 31, 2019 and December 31, 2018, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. dollar denominated fixed income instruments issued by the local corporations with fixed interest rates from 4.25% to 7.38% per annum.  Total investment in Philippine foreign currency bonds amounted to Php163 million and Php165 million as at March 31, 2019 and December 31, 2018, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine peso and U.S. dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor.  This considers the expected benefit cash flows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Plan Trustees invest a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Plan Trustees continuously assess these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at March 31, 2019 and December 31, 2018 is as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
Investments in debt and fixed income securities and others	79%	77%
Investments in listed and unlisted equity securities	21%	23%
	100%	100%

Other Long-term Employee Benefits

On September 26, 2017, the Board of Directors of PLDT approved the TIP, which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.  Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

On December 11, 2018, the Executive Compensation Committee, or ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up will be implemented for the 2019 TIP Grant.  The estimated fair value of remaining unpurchased shares will be given out as cash award.  The fair value of the cash award relating to unpurchased shares is determined using the estimate of the fair value of the original award approved in 2017.

As at May 9, 2019, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 302 thousand and 204 thousand PLDT common shares have been released to the eligible participants on March 28, 2019 for the 2018 annual grant and on April 5, 2018 for the 2017 annual grant, respectively.  The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php90 million and Php208 million as at March 31, 2019 and December 31, 2018, respectively, and is presented as equity reserves in our consolidated statements of financial position.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

28.	Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGUs.  As at March 31, 2019, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax.  In 2011, Smart appealed the assessment to the Regional Trial Court, or RTC, of Makati on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160).  The RTC issued a TRO and a writ of preliminary injunction.  On April 30, 2012, the RTC rendered a decision nullifying the tax assessment.  The Province of Cagayan was also directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts.  The Province of Cagayan then appealed to the Court of Tax Appeals, or CTA.  In a Decision promulgated on July 25, 2013, the CTA ruled that the franchise tax assessment is null and void for lack of legal and factual justifications.  Cagayan’s Motion for Reconsideration was denied.  Cagayan then appealed before the CTA En Banc.  The CTA En Banc issued a Decision dated December 8, 2015 affirming the nullity of the tax assessment.  On January 26, 2016, Province of Cagayan filed a Partial Motion for Reconsideration, praying among others, that the Court enter a new decision declaring as valid and legal the tax assessment issued by Province of Cagayan to Smart.  The CTA En Banc then issued a Resolution dated June 22, 2016 denying the Partial Motion for Reconsideration filed by the Province of Cagayan for lack of merit.  On July 31, 2016, the Decision dated December 8, 2015 became final and executory and recorded in the book of entries of judgement of the CTA.

In 2016, Cagayan issued another local franchise tax assessment against Smart covering years 2011-2015.  Using the same grounds in the first case, Smart appealed the assessment with the RTC of Tuguegarao where the case is pending.  The RTC then directed the parties to file their respective Memorandum within 30 days from date of receipt.  Smart filed its Memorandum on November 7, 2018.

In 2015, the City of Manila issued assessments for alleged business tax deficiencies and cell sites regulatory fees and charges.  Smart protested the assessments.  After Manila denied the protest, Smart appealed to the RTC of the City of Manila, arguing that it is not liable for local business taxes on income realized from its telecommunications operations and that the assessments were a clear circumvention of Manila City Ordinance No. 8299 exempting Smart from the payment of local franchise tax.  The assessment for regulatory fees was contested for being void, as they were made without a valid and legal basis.  In the Decision promulgated on March 9, 2016, the RTC declared the local business tax and cell site regulatory fee assessments as invalid and void.  The City of Manila filed a Petition for Review with the CTA seeking to reverse the Decision.  Smart has already filed its Comment to the Petition and awaiting for further orders from the Court.  Through a Decision dated December 18, 2017, the Court dismissed the Petition for lack of jurisdiction.  On January 2018, Smart received a copy of the City of Manila’s Motion for Reconsideration, which was denied by the CTA in a Resolution dated May 17, 2018.  The City of Manila filed a Petition for Review dated June 1, 2018 before the CTA En Banc.  Smart filed its Comment on October 23, 2018.  Petition for review is submitted for decision pursuant to Resolution dated November 15, 2018.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

As at November 8, 2018, Digitel is currently in discussions with various local government units for the settlement of its franchise tax and real property tax liabilities within their respective jurisdiction.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato, DMPI filed a Petition in 2010 for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to alleged real property tax delinquencies.  The RTC denied the petition.  DMPI appealed with the CTA.  On December 29, 2017, the CTA dismissed DMPI’s Petition for Review on the ground of lack of jurisdiction.  On January 12, 2018, DMPI filed its Motion for Reconsideration.  The CTA issued a resolution directing respondent City of Cotabato to file comment/opposition within 10 days and the incident will be submitted for resolution.  A Withdrawal of Counsel and Entry of Appearance were filed on May 7, 2018 and May 24, 2018, respectively.  On May 7, 2018, the CTA promulgated a resolution denying DMPI’s Motion for Reconsideration for lack of merit.  A notice for Entry of Judgment was issued by the CTA on August 23, 2018.  A dialogue between DMPI and the City of Cotabato will be conducted for a possible amicable settlement.  On January 30, 2019, DMPI filed its Compliance, informing the CTA that it paid the real property tax amounting to Php3 million on December 20, 2018.  The CTA noted DMPI’s compliance in a Resolution dated February 12, 2019.

In the DMPI vs. City Government of Malabon, DMPI filed a Petition for Prohibition and Mandamus against the LGU to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities.  DMPI was able to secure a TRO to defer the sale.  Through a Compromise Judgment dated October 6, 2017, the RTC of Malabon approved the compromise agreement executed by the parties.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo, DMPI filed in 2011 a petition for Prohibition and Mandamus with Preliminary Injunction and TRO against the Tower Fee Ordinance of the Municipality of San Mateo.  In 2014, the RTC ruled in favor of DMPI and declared the ordinance void and without legal force and effect.  The Municipality of San Mateo appealed the RTC Order before the CA.  On April 14, 2015, the CA rendered a decision denying the Petition and affirming the Order dated May 8, 2014 of the RTC Cauayan, Isabela.  The Municipality elevated to Supreme Court via petition for review on certiorari assailing the CA Decision and the Resolution dated April 14, 2015 and August 10, 2015, respectively.  On December 2, 2015, the Supreme Court issued a Resolution denying the petition for failure to sufficiently show any reversible error in the challenge decision.  The Supreme Court issued an Entry of Judgment of the resolution dated December 2, 2015 which become final and executory on August 9, 2016.

DMPI vs. City of Trece Martires

In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site annually.  Application for the issuance of a preliminary injunction by DMPI is pending resolution as of date.

ACeS Philippines’ Local Business and Franchise Tax Assessments

ACeS Philippines has a pending case with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax.  On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest and delinquency interest amounting to Php87 million.  On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc.  On August 16, 2016, the CTA En Banc also affirmed the assessment with finality.  Hence, on October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA.  ACeS Philippines intends to file a formal request for compromise of tax liabilities before the BIR while the case is pending before the Supreme Court.  On February 23, 2017 and March 15, 2017, respectively, the Company paid and filed a formal request for compromise of tax liabilities amounting to Php27 million before the BIR while the case is pending before the Supreme Court.  No outstanding Letter of Authority for other years.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 up to the present, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship.  Among PLDT’s claims against ETPI are ETPI’s alleged uncompensated bypass of PLDT’s systems from July 1, 1998 to November 28, 2003; unpaid access charges from July 1, 1999 to November 28, 2003; and non-payment of applicable rates for Off-Net and On-Net traffic from January 1, 1999 to November 28, 2003 arising from ETPI’s unilateral reduction of its rates for the Philippines-Hong Kong traffic stream through Hong Kong REACH-ETPI circuits.  ETPI’s claims against PLDT, on the other hand, involve an alleged Philippines-Hong Kong traffic shortfall for the period July 1, 1998 to November 28, 2003; unpaid share of revenues generated from PLDT’s activation of additional growth circuits in the Philippines-Singapore traffic stream for the period July 1, 1999 to November 28, 2003; under reporting of ETPI share of revenues under the terms of a Compromise Agreement for the period January 1, 1999 to November 28, 2003 (which ETPI is seeking to retroact to February 6, 1990); lost revenues arising from PLDT’s blocking of incoming traffic from Hong Kong from November 1, 2001 up to November 2003; and lost revenues arising from PLDT’s circuit migration from January 1, 2001 up to December 31, 2001.

While the parties have entered into Compromise Agreements in the past (one in February 1990 and another in March 1999), said agreements have not put to rest the issues between them.  To avoid protracted litigation and to preserve their business relationship, PLDT and ETPI agreed to submit their differences and issues to voluntary arbitration.  On April 16, 2008, PLDT and ETPI signed an Arbitration Settlement Agreement and submitted their respective Statement of Claims and Answers.  Subsequent to such submissions, PLDT and ETPI agreed to suspend the arbitration proceedings.  ETPI’s total claim against PLDT is about Php2.9 billion while PLDT’s total claim against ETPI is about Php2.8 billion.

In an agreement, Globe and PLDT have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice.

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

In Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), the Supreme Court held that the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to “shares of stock entitled to vote in the election of directors” and thus only to voting common shares, and not to the “total outstanding capital stock (common and non-voting preferred shares)”.  It directed the Philippine SEC “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”  On October 9, 2012, the Supreme Court issued a Resolution denying with finality all Motions for Reconsideration of the respondents.  The Supreme Court decision became final and executory on October 18, 2012.

On May 20, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, Series of 2013 - Guidelines on Compliance with the Filipino-Foreign Ownership Requirements Prescribed in the Constitution and/or Existing Laws by Corporations Engaged in Nationalized and Partly-Nationalized Activities, or MC No. 8, which provides that the required percentage of Filipino ownership shall be applied to BOTH (a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.

On June 10, 2013, Jose M. Roy III filed before the Supreme Court a Petition for Certiorari against the Philippine SEC, Philippine SEC Chairman and PLDT, or the Petition, claiming: (1) that MC No. 8 violates the decision of the Supreme Court in the Gamboa Case, which according to the Petitioner required that (a) the 60-40 ownership requirement be imposed on “each class of shares” and (b) Filipinos must have full beneficial ownership of 60% of the outstanding capital stock of those corporations subject to that 60-40 Filipino-foreign ownership requirement; and (2) that the PLDT Beneficial Trust Fund is not a Filipino-owned entity and consequently, the corporations owned by PLDT Beneficial Trust Fund, including BTFHI, which owns 150 million voting preferred shares in PLDT, cannot be considered a Filipino-owned corporation.  PLDT and Philippine SEC sought the dismissal of the Petition.

In July 16, 2013, Wilson C. Gamboa, Jr. et. al. filed a Motion for Leave to file a Petition-in-Intervention dated July 16, 2013, which the Supreme Court granted on August 6, 2013.  The Petition-in-Intervention raised identical arguments and issues as those in the Petition.

The Supreme Court, in its November 22, 2016 decision, dismissed the Petition and Petition-In-Intervention and upheld the validity of MC No. 8.  In the course of discussing the Petition, the Supreme Court expressly rejected petitioners’ argument that the 60% Filipino ownership requirement for public utilities must be applied to each class of shares.  According to the Court, the position is “simply beyond the literal text and contemplation of Section 11, Article XII of the 1987 Constitution” and that the petitioners’ suggestion would “effectively and unwarrantedly amend or change” the Court’s ruling in Gamboa.  In categorically rejecting the petitioners’ claim, the Court declared and stressed that its Gamboa ruling “did NOT make any definitive ruling that the 60% Filipino ownership requirement was intended to apply to each class of shares.”  On the contrary, according to the Court, “nowhere in the discussion of the term “capital” in Section 11, Article XII of the 1987 Constitution in the Gamboa Decision did the Court mention the 60% Filipino equity requirement to be applied to each class of shares.”

In respect of ensuring Filipino ownership and control of public utilities, the Court noted that this is already achieved by the requirements under MC No. 8.  According to the Court, “since Filipinos own at least 60% of the outstanding shares of stock entitled to vote directors, which is what the Constitution precisely requires, then the Filipino stockholders control the corporation – i.e., they dictate corporate actions and decisions…”

The Court further noted that the application of the Filipino ownership requirement as proposed by petitioners “fails to understand and appreciate the nature and features of stocks and financial instruments” and would “greatly erode” a corporation’s “access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits.”  The Court reaffirmed that “stock corporations are allowed to create shares of different classes with varying features” and that this “is a flexibility that is granted, among others, for the corporation to attract and generate capital (funds) from both local and foreign capital markets” and that “this access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits – will be greatly eroded with further unwarranted limitations that are not articulated in the Constitution.”  The Court added that “the intricacies and delicate balance between debt instruments (liabilities) and equity (capital) that stock corporations need to calibrate to fund their business requirements and achieve their financial targets are better left to the judgment of their boards and officers, whose bounden duty is to steer their companies to financial stability and profitability and who are ultimately answerable to their shareholders.”

The Court went on to say that “a too restrictive definition of ‘capital’, one that was never contemplated in the Gamboa Decision, will surely have a dampening effect on the business milieu by eroding the flexibility inherent in the issuance of preferred shares with varying terms and conditions.  Consequently, the rights and prerogatives of the owners of the corporation will be unwarrantedly stymied.”  Accordingly, the Court said that the petitioners’ “restrictive interpretation of the term “capital” would have a tremendous adverse impact on the country as a whole – and to all Filipinos.”

Petitioner Jose M. Roy III filed a Motion for Reconsideration of the Supreme Court Decision dated November 22, 2016.  On April 18, 2017, the Supreme Court denied with finality Petitioner’s Motion for Reconsideration.  On August 5, 2017, PLDT received a copy of the Entry of Judgment.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

The CA issued a Decision in this case last July 31, 2018.

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Bello in his resolutions dated January 10, 2018 and April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors.  PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision.

In sum, the CA: (i) GRANTED PLDT’s prayer for an injunction against the regularization orders; (ii) SET ASIDE the regularization orders insofar as they declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology, or IT, firms and services; (c) IT support services, both hardware and software, and applications development;
(d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and
(g) medical, dental engineering and other professional services; and (iii) REMANDED to the DOLE for further proceedings, the matters of: (a) determining which contractors, and which individuals deployed by these contractors, are performing installation, repair and maintenance of PLDT lines; and (b) properly computing monetary awards for benefits such as unpaid overtime or 13th month pay, which in the regularization orders amounted to Php51.8 million.

The CA agreed with PLDT’s contention that the Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence.  The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

On August 20, 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services. In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned by in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the Secretary of Labor.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular”.  It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature. Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

Both adverse parties, the PLDT rank-and-file labor union Manggagawa sa Komunikasyon ng Pilipinas, and the DOLE filed Motions for Reconsideration.

On February 14, 2019, the CA issued a Resolution denying all Motions for Reconsideration and upheld its July 31, 2018 Decision.  After filing a Motion for Extension of Time on March 7, 2019, PLDT filed on April 5, 2019 a Petition for Review with the Supreme Court, questioning only one aspect of the CA decision i.e. its order remanding to the DOLE the determination of which jobs fall within the scope of “installation,  repair and maintenance,” without however a qualification as to the “project” or “seasonal” nature of those engagements.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other.

The Petition prayed that: (a) A Temporary Restraining Order, or TRO, /Writ of Preliminary Injunction, or WPI, be issued to enjoin and restrain Globe, PLDT and Smart from utilizing and monopolizing the Subject Frequencies and NTC from bidding out or awarding the frequencies returned by Globe, PLDT and Smart;
(b) NTC’s conditional assignment of the Subject Frequencies be declared unconstitutional, illegal and void; (c) Alternatively, Liberty and its successors-in-interest be divested of the Subject Frequencies and the same be reverted to the State; (d) Liberty be declared to have transgressed Section 11 (1), Article XVI of the Constitution; (e) Liberty and its parent company be declared to have contravened paragraph 2 of Section 10, Article XII of the 1987 Constitution; (f) Liberty’s assignment of the Subject Frequencies to BellTel be declared illegal and void; (g) The Co-Use Agreement be declared invalid; (h) NTC be found to have unlawfully neglected the performance of its positive duties; (i) PCC be found to have unlawfully neglected the performance of its positive duties; (j) A Writ of Mandamus be issued commanding NTC to revoke the Co-Use Agreement, recall the Subject Frequencies in favor of the State, and make the same available to the best qualified telecommunication players; (k) A Writ of Mandamus be issued commanding PCC to conduct a full review of Globe’s and PLDT’s acquisition of all issued and outstanding shares of Vega Telecom; (l) An Investigation of NTC be ordered for possible violation of Section 3 (e) of RA 3019 and other applicable laws; (m) The said TRO/WPI be made permanent.

Essentially, Petitioners contend that the NTC’s assignments of the Subject Frequencies of Liberty were void xxx for failing to comply with Section 4 (c) of RA 7925 which essentially states that “the radio frequency spectrum is a scarce public resource xxx.” Even assuming the assignments were valid, Liberty should be deemed divested of the same by operation of law (with the Subject Frequencies reverted to the State), considering that it underutilized or never utilized the Subject Frequencies in violation of the terms and conditions of the assignment. Assuming further that NTC’s assignments of the Subject Frequencies were valid and that Liberty was not divested of the same by operation of law, still, Liberty did not validly assign the Subject Frequencies to BellTel because of the absence of Congressional approval. Petitioners conclude that since the assignments of the Subject Frequencies from NTC to Liberty, and from Liberty to BellTel, were all illegal and void, it follows that the Subject Frequencies could not serve as the object of the Co-Use Agreement between Globe and PLDT and Smart.

On January 17, 2019, PLDT and Smart filed their Comment. Essentially, the Comment raised the following arguments: first, that the requisites for judicial review and for a mandamus petition are lacking; second, that there was no need for Liberty to obtain prior Congressional approval before it assigned the Subject Frequencies to BellTel; and third, that the Co-Use Agreement is valid and approved by the NTC, and did not violate the constitution or any laws.

In a Resolution dated March 19, 2019, the Supreme Court noted BellTel’s Comment/Opposition dated January 10, 2019, Globe’s Comment/Opposition dated January 21, 2019, and Liberty’s Comment/Opposition dated January 10, 2019.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

29.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits.  Our principal financial liabilities, other than derivatives, comprise of bank loans, finance leases, trade and non-trade payables.  The main purpose of these financial liabilities is to finance our operations.  We also enter into derivative transactions, primarily principal only-currency swap agreements, interest rate swaps and forward foreign exchange contracts and options to manage the currency and interest rate risks arising from our operations and sources of financing.  Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at March 31, 2019 and December 31, 2018:

	Financial instruments at amortized cost	Financial instruments at FVPL	Financial instruments at FVOCI	Total financial instruments
	(in million pesos)
Assets as at March 31, 2019 (Unaudited)
Noncurrent:
Financial assets at fair value through profit or loss	—	5,171	—	5,171
Derivative financial assets – net of current portion	—	95	—	95
Financial assets at fair value through other comprehensive income – net of current portion	—	—	2,772	2,772
Other financial assets – net of current portion	2,296	—	—	2,296
Current:				—
Cash and cash equivalents	45,286	—	—	45,286
Short-term investments	105	—	—	105
Trade and other receivables	22,177	—	—	22,177
Current portion of derivative financial assets	—	165	—	165
Current portion of debt instruments at amortized cost	150	—	—	150
Current portion of financial assets at fair value through other comprehensive income	—	—	1,697	1,697
Current portion of other financial assets	103	6,832	—	6,935
Total assets	70,117	12,263	4,469	86,849

Liabilities as at March 31, 2019 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	156,694	—	—	156,694
Lease liabilities	9,002	—	—	9,002
Customers' deposits	2,195	—	—	2,195
Deferred credits and other noncurrent liabilities	2,902	—	—	2,902
Current:
Accounts payable	70,187	—	—	70,187
Accrued expenses and other current liabilities	67,910	7,860	—	75,770
Current portion of interest-bearing financial liabilities	17,292	—	—	17,292
Current portion of lease liabilities	8,156	—	—	8,156
Dividends payable	9,311	—	—	9,311
Current portion of derivative financial liabilities	—	30	—	30
Total liabilities	343,649	7,890	—	351,539
Net assets (liabilities)	(273,532)	4,373	4,469	(264,690)

	Financial instruments at amortized cost	Financial instruments at FVPL	Financial instruments at FVOCI	Total financial instruments
	(in million pesos)
Assets as at December 31, 2018 (Audited)
Noncurrent:
Financial assets at fair value through profit or loss	—	4,763	—	4,763
Debt instruments at amortized cost	150	—	—	150
Derivative financial assets – net of current portion	—	140	—	140
Financial assets at fair value through other comprehensive income – net of current portion	—	—	2,749	2,749
Other financial assets – net of current portion	2,275	—	—	2,275
Current:
Cash and cash equivalents	51,654	—	—	51,654
Short-term investments	1,165	—	—	1,165
Trade and other receivables	24,056	—	—	24,056
Current portion of derivative financial assets	—	183	—	183
Current portion of financial assets at fair value through other comprehensive income	—	—	1,604	1,604
Current portion of other financial assets	175	6,833	—	7,008
Total assets	79,475	11,919	4,353	95,747

Liabilities as at December 31, 2018 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	155,835	—	—	155,835
Customers' deposits	2,194	—	—	2,194
Deferred credits and other noncurrent liabilities	3,088	—	—	3,088
Current:
Accounts payable	72,818	—	—	72,818
Accrued expenses and other current liabilities	68,920	7,862	—	76,782
Current portion of interest-bearing financial liabilities	20,441	—	—	20,441
Dividends payable	1,533	—	—	1,533
Current portion of derivative financial liabilities	—	80	—	80
Total liabilities	324,829	7,942	—	332,771
Net assets (liabilities)	(245,354)	3,977	4,353	(237,024)

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at March 31, 2019 and December 31, 2018:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the statement of financial position	Net amount presented in the statement of financial position
	(in million pesos)
March 31, 2019 (Unaudited)
Current Financial Assets
Trade and other receivables
Foreign administrations	3,435	894	2,541
Domestic carriers	2,900	2,699	201
Total	6,335	3,593	2,742
Current Financial Liabilities
Accounts payable
Suppliers and contractors	66,762	50	66,712
Carriers and other customers	5,503	2,746	2,757
Total	72,265	2,796	69,469

December 31, 2018 (Audited)
Current Financial Assets
Trade and other receivables
Foreign administrations	6,882	3,576	3,306
Domestic carriers	8,245	8,052	193
Total	15,127	11,628	3,499
Current Financial Liabilities
Accounts payable
Suppliers and contractors	69,144	45	69,099
Carriers and other customers	5,602	2,567	3,035
Total	74,746	2,612	72,134

There are no financial instruments subject to an enforceable master netting arrangement as at March 31, 2019 and December 31, 2018.

	Carrying Value		Fair Value
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	—	150	—	148
Financial assets at fair value through other comprehensive income - net of current portion	—	—	—	—
Other financial assets – net of current portion	2,296	2,275	2,026	2,020
Total	2,296	2,425	2,026	2,168
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	156,694	155,835	143,554	139,504
Customers' deposits	2,195	2,194	1,435	1,305
Deferred credits and other noncurrent liabilities	2,902	3,088	2,487	2,583
Total	161,791	161,117	147,476	143,392

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at March 31, 2019 and December 31, 2018 other than those whose carrying amounts are reasonable approximations of fair values:

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at March 31, 2019 and December 31, 2018.  This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	March 31, 2019				December 31, 2018
	(Unaudited)				(Audited)
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Listed equity securities
Financial assets at FVPL	4,027	164	980	5,171	3,625	154	984	4,763
Derivative financial assets – net of current portion	—	95	—	95	—	140	—	140
Financial assets at FVOCI – net of current portion	—	2,772	—	2,772	—	2,749	—	2,749
Current Financial Assets				—				—
Current portion of derivative financial assets	—	165	—	165	—	183	—	183
Current portion of FVOCI	—	1,697	—	1,697	—	1,604	—	1,604
Current portion of other financial assets	—	6,832	—	6,832	—	6,833	—	6,833
Total	4,027	11,725	980	16,732	3,625	11,663	984	16,272

Current Financial Liabilities
Accrued expenses and other current liabilities	—	7,860	—	7,860	—	7,862	—	7,862
Derivative financial liabilities	—	30	—	30	—	80	—	80
Total	—	7,890	—	7,890	—	7,942	—	7,942

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)	Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at March 31, 2019 and December 31, 2018, there were no transfers into and out of Level 3 fair value measurements.

As at March 31, 2019 and December 31, 2018, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero-coupon rates plus counterparties’ credit spread.	Level 3
Fixed Rate Loans: U.S. dollar notes	Quoted market price.	Level 1
Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 3
Other loans in all other currencies

Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and BVAL rates for similar types of loans plus PLDT’s credit spread.(1)

Level 3
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

(1)	Effective October 29, 2018, PHP BVAL Reference Rate replaced PDST Reference Rates (PDST-RI and PDST-R2).

Derivative Financial Instruments:

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps:  The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges.  Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions.  Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement.  For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

As at March 31, 2019 and December 31, 2018, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs.  The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at March 31, 2019 and December 31, 2018:

								March 31, 2019		December 31, 2018
								(Unaudited)		(Audited)
	Original Notional Amount		Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark- to- market Gains (Losses) in Php	Notional Amount	Net Mark- to- market Gains (Losses) in Php
	(in millions)			(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$56		Various dates in 2017	U.S. Dollar Liabilities	Various dates in 2018	—	Php50.77	—	—	—	—
	US$58		Various dates in 2018	U.S. Dollar Liabilities	Various dates in 2018	—	Php52.56	—	—	—	—
	US$148		Various dates in 2018 and 2019	U.S. Dollar Liabilities	Various dates in May 2019 to October 2019	—	Php52.44	US$54	14	US$34	(22)
	EUR9		Various dates in August 2018	EUR Assets	December 14, 2018	—	US$1.17	—	—	—	—
	EUR11		Various dates in 2018	EUR Assets	December 14, 2018	—	Php62.95	—	—	—	—
Foreign exchange options	EUR36	(a)	Various dates in 2018	EUR Assets	Various dates in November 2018 and December 2018	—	EUR1.161	—	—	—	—
							EUR1.185
Smart
Forward foreign exchange contracts	US$120		Various dates in 2017 and 2018	U.S. Dollar Liabilities	Various dates in 2018	—	Php52.13	—	—	—	—
	US$81		Various dates in 2018 and 2019	U.S. Dollar Liabilities	Various dates in 2019	—	Php53.21	US$40	8	US$54	(38)
	US$18		April to May 2019	U.S. Dollar Liabilities	Various dates in 2019	—	Php52.43
Foreign exchange options(b)	US$4		Various dates in 2017 and 2018	U.S. Dollar Liabilities	Various dates in 2018	—	Php50.64	—	—	—	—
							Php51.58
							Php52.48
									22		(60)
Transactions designated as hedges:
PLDT
Interest rate swaps(c)	US$240		Various dates in 2013 and 2015	300 Term Loan	January 16, 2018	2.17%	—	—	—	—	—
	US$100		August 2014	100 PNB	August 11, 2020	3.46%	—	US$96	33	US$96	55
	US$50		September 2014	50 Metrobank	September 2, 2020	3.47%	—	US$48	14	US$48	25
	US$150		April and June 2015	200 Term Loan	February 25, 2022	2.70%	—	68	40	US$79	66
Long-term currency swaps(d)	US$140		October 2015 to June 2016	300 Term Loan	January 16, 2018	2.20%	Php46.67	—	—	—	—
	US$4		January 2017	100 PNB	August 11, 2020	1.01%	Php49.79	US$2	7	US$2	7
	US$6		April and June 2017	200 MUFG Bank, Ltd.	August 26, 2019	1.63%	Php49.51	US$2	5	US$3	9
	US$2		January 2018	200 MUFG Bank, Ltd.	August 26, 2019	1.59%	Php49.86	US$1	2	US$1	3

	US$6		February 2018	200 MUFG Bank, Ltd.	February 26, 2020	1.82%	Php51.27	US$3	4	US$5	6
	US$20		November 2018 to February 2019	200 MUFG Bank, Ltd.	February 25, 2022	2.28%	Php52.14	US$18	20	US$11	17
									125		188

							March 31, 2019		December 31, 2018
							(Unaudited)		(Audited)
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark- to- market Gains (Losses) in Php	Notional Amount	Net Mark- to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Smart
Interest rate swaps(e)	US$110	Various dates in 2013 and 2014	120 Term Loan	June 20, 2018	2.22%	—	—	—	—	—
	US$85	Various dates in 2014 and 2015	100 Bank of Tokyo	March 7, 2019	2.23%	—	—	—	US$10	3
	US$50	October 2, 2014	50 Mizuho	May 14, 2019	2.58%	—	US$6	2	US$5	2
	US$200	Various dates in 2015	200 Mizuho	March 4, 2020	2.10%	—	US$44	25	US$67	52
	US$30	February 2016	100 Mizuho	December 7, 2021	2.03%	—	US$18	22	US$18	24
Long-term currency swaps(f)	US$100	Various dates in 2015	200 Mizuho	March 5, 2018	2.21%	Php46.66	—	—	—	—
	US$45	Various dates in 2016	100 Mizuho	December 7, 2018	1.93%	Php46.55	—	—	—	—
	US$11	Various dates in 2017	80 CBC	May 31, 2018	1.28%	Php49.66	—	—	—	—
	US$24	Various dates in 2017, 2018 and 2019	100 Mizuho	December 7, 2020	1.77%	50.98	US$16	21	US$16	28
	US$13	Various dates in 2018 and 2019	200 Mizuho	March 4, 2020	2.06%	Php51.93	7	6	US$9	6
	US$6	February 2019	2015 Mizuho US$100M	December 7, 2021	2.22%	Php51.83	6	7	—	—
								83		115
								230		243
(a)

If the EUR to U.S. dollar spot exchange rate on the fixing date settles below €1.161, PLDT will sell the EUR at €1.161.  However, if on the fixing date, the exchange rate settles between the €1.161 and €1.185, there will be no settlement by PLDT, and if the exchange rate is above €1.185, PLDT will sell the EUR at €1.185.

(b)

If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php51.58 to Php52.48, Smart will purchase the U.S. dollar for Php51.58.  However, if on maturity, the exchange rate settles above Php52.48, Smart will purchase the U.S. dollar for Php51.58 plus the excess above Php52.48, and if the exchange rate is lower than Php51.58, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php50.64.

(c)

PLDT’s interest rate swap agreements outstanding as at March 31, 2019 and December 31, 2018 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php78 million and Php129 million were recognized in our consolidated statements of other comprehensive income as at March 31, 2019 and December 31, 2018, respectively.  Interest accrual on the interest rate swaps amounting to Php9 million and Php17 million were recorded as at March 31, 2019 and December 31, 2018, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the three months ended March 31, 2019 and 2018.

(d)

PLDT’s long-term principal only-currency swap agreements entered into in 2015 to 2019 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php40 million and Php45 million were recognized in our consolidated statements of other comprehensive income as at March 31, 2019 and December 31, 2018, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php2 million and Php3 million were recognized as at March 31, 2019 and December 31, 2018, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  A hedge cost portion of the movements in the fair value amounting to Php2 million and Php1 million were recognized in our consolidated income statements for the three months ended March 31, 2019 and 2018, respectively.

(e)

Smart’s interest rate swap agreements outstanding as at March 31, 2019 and December 31, 2018 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php39 million and Php63 million were recognized in our consolidated statements of other comprehensive income as at March 31, 2019 and December 31, 2018, respectively.  Reduction on interest arising from the interest rate swaps amounted to Php10 million and Php18 million as at March 31, 2019 and December 31, 2018, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the three months ended March 31, 2019 and 2018.

(f)

Smart’s long-term principal only-currency swap agreements outstanding as at March 31, 2019 and December 31, 2018 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php52 million and Php50 million were recognized in our consolidated statements of other comprehensive income as at March 31, 2019 and December 31, 2018, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php18 million and Php16 million were recognized as at March 31, 2019 and December 31, 2018, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  A hedge cost portions of the movements in the fair value amounting to Php2 million and Php3 million was recognized in our consolidated income statements for the three months ended March 31, 2019 and 2018, respectively.

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Noncurrent assets	95	140
Current assets	165	183
Current liabilities	(30)	(80)
Net assets	230	243

Movements of our consolidated mark-to-market gains for the three months ended March 31, 2019 and for the year ended December 31, 2018 are summarized as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market gains at beginning of the period	243	237
Gains on derivative financial instruments (Note 4)	10	1,135
Effective portion recognized in the profit or loss for the cash flow hedges	9	27
Net fair value losses on cash flow hedges charged to other comprehensive income	(103)	(286)
Settlements, interest expense and others	71	(870)
Net mark-to-market gains at end of the period	230	243

Our consolidated analysis of gains (losses) on derivative financial instruments for the three months ended March 31, 2019 and 2018 are as follows:

	March 31,
	2019	2018
	(Unaudited)	(Audited)
	(in million pesos)
Gains on derivative financial instruments (Note 4)	10	546
Hedge costs	(13)	(16)
Net gains (losses) on derivative financial instruments (Notes 4 and 5)	(3)	530

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.  The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets.  Our Board of Directors reviews and approves policies for managing each of these risks.  Our policies for managing these risks are summarized below.  We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures will not be met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations.  To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives.  These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime.  We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates and managed funds.  We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels.  Our investments are also subject to certain restrictions contained in our debt covenants.  Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources.  We have cash and cash equivalents, and short-term investments amounting to Php45,286 million and Php105 million, respectively, as at March 31, 2019, which we can use to meet our short-term liquidity needs.  See Note 16 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at March 31, 2019 and December 31, 2018:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
March 31, 2019 (Unaudited)
Financial instruments at amortized cost:	82,397	79,820	2,062	344	171
Other financial assets	2,534	107	1,912	344	171
Debt instruments at amortized cost	150	—	150	—	—
Cash equivalents	39,967	39,967	—	—	—
Short-term investments	105	105	—	—	—
Retail subscribers	20,059	20,059	—	—	—
Corporate subscribers	11,457	11,457	—	—	—
Foreign administrations	3,502	3,502	—	—	—
Domestic carriers	277	277	—	—	—
Dealers, agents and others	4,346	4,346	—	—	—
Financial instruments at FVPL:	12,003	6,832	—	—	5,171
Other financial assets	6,832	6,832	—	—	—
Financial assets at fair value through profit or loss	5,171	—	—	—	5,171
Financial assets at fair value through other comprehensive income	4,469	1,697	2,772	—	—
Total	98,869	88,349	4,834	344	5,342

December 31, 2018 (Audited)
Financial instruments at amortized cost:	90,232	87,526	2,190	349	167
Other financial assets	2,686	130	2,040	349	167
Debt instruments at amortized cost	150	—	150	—	—
Cash equivalents	45,672	45,672	—	—	—
Short-term investments	1,165	1,165	—	—	—
Retail subscribers	19,444	19,444	—	—	—
Corporate subscribers	11,073	11,073	—	—	—
Foreign administrations	4,225	4,225	—	—	—
Domestic carriers	270	270	—	—	—
Dealers, agents and others	5,547	5,547	—	—	—
Financial instruments at FVPL:	11,596	6,833	—	—	4,763
Financial assets at fair value through profit or loss	4,763	—	—	—	4,763
Other financial assets	6,833	6,833	—	—	—
Financial assets at fair value through other comprehensive income	4,353	1,604	2,749	—	—
Total	106,181	95,963	4,939	349	4,930

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at March 31, 2019 and December 31, 2018:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
March 31, 2019 (Unaudited)
Debt(1):	217,355	12,877	68,971	55,849	79,658
Principal	174,373	12,439	45,358	46,511	70,065
Interest	42,982	438	23,613	9,338	9,593
Lease obligations:	37,293	18,165	13,153	2,674	3,301
Operating lease	37,293	18,165	13,153	2,674	3,301
Other obligations:	150,149	145,047	3,103	48	1,951
Various trade and other obligations:	150,149	145,047	3,103	48	1,951
Suppliers and contractors	69,518	66,712	2,801	5	—
Utilities and related expenses	48,752	48,747	5	—	—
Dividends	9,311	9,311	—	—	—
Liability from redemption of preferred shares	7,860	7,860	—	—	—
Employee benefits	6,798	6,798	—	—	—
Customers’ deposits	2,195	—	201	43	1,951
Carriers and other customers	1,515	1,515	—	—	—
Others	4,200	4,104	96	—	—
Total contractual obligations	404,797	176,089	85,227	58,571	84,910

December 31, 2018 (Audited)
Debt(1):	218,791	13,892	72,007	51,098	81,794
Principal	176,694	13,292	49,747	41,401	72,254
Interest	42,097	600	22,260	9,697	9,540
Lease obligations:	22,674	12,727	4,066	2,616	3,265
Operating lease	22,674	12,727	4,066	2,616	3,265
Other obligations:	145,892	140,549	3,206	176	1,961
Various trade and other obligations:	145,892	140,549	3,206	176	1,961
Suppliers and contractors	72,064	69,099	2,828	137	—
Utilities and related expenses	48,189	48,128	61	—	—
Employee benefits	7,955	7,955	—	—	—
Liability from redemption of preferred shares	7,862	7,862	—	—	—
Customers’ deposits	2,194	—	194	39	1,961
Carriers and other customers	1,815	1,815	—	—	—
Dividends	1,533	1,533	—	—	—
Others	4,280	4,157	123	—	—
Total contractual obligations	387,357	167,168	79,279	53,890	87,020

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment.  These lease contracts are subject to certain escalation clauses.

Our consolidated future minimum lease commitments payable with non-cancellable operating leases as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	18,273	12,867
After one year but not more than five years	15,719	6,542
More than five years	3,301	3,265
Total	37,293	22,674

Finance Lease Obligations

See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements.  Total obligations under these various agreements amounted to approximately Php150,149 million and Php145,892 million as at March 31, 2019 and December 31, 2018, respectively.  See Note 24 – Accounts Payable and Note 25 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php111 million and Php20 million as at March 31, 2019 and December 31, 2018, respectively.  These commitments will expire within one year.  See Note 11 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at March 31, 2019 and December 31, 2018.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period.  The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency liabilities.  While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, a substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.  As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues.  In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows.  Further details of the risk management strategy is recognized in our hedge designation documentation.  We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans.  We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The impact of the hedging instruments on our consolidated statements of financial position as at March 31, 2019 and December 31, 2018 are as follows:

	Notional Amount	Carrying Amount	Line item in the Consolidated Statement
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
As at March 31, 2019 (Unaudited)
Long-term currency swaps	56	76	Derivative financial assets – net of current portion
		18	Current portion of derivative financial assets

As at December 31, 2018 (Audited)
Long-term currency swaps	46	83	Derivative financial assets – net of current portion
		13	Current portion of derivative financial assets

The impact of the hedged items on the consolidated statements of financial position as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019		December 31, 2018
	(Unaudited)		(Audited)
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Term Loan	(273)	—	(273)	4
US$100M PNB	(8)	—	(7)	—
US$200M MUFG Bank, Ltd.	(18)	3	(3)	—
	(299)	3	(283)	4

Smart:
US$200M Mizuho	11	1	7	3
US$100M Mizuho	41	19	43	13
2013 Chinabank US$80M	—	—	—	—
	52	20	50	16

The effect of the cash flow hedge in the consolidated income statements and statements of other comprehensive income as at March 31, 2019 and December 31, 2018 are as follows:

	Total hedging loss recognized in OCI	Line item in the Consolidated Income Statements
	(in million pesos)
Year Ended March 31, 2019 (Unaudited)
Long-term currency swaps	(263)	Other comprehensive loss

Year Ended December 31, 2018 (Audited)
Long-term currency swaps	(234)	Other comprehensive loss

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at March 31, 2019 and December 31, 2018:

	March 31, 2019		December 31, 2018
	(Unaudited)		(Audited)
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	2	95	3	140
Other financial assets – net of current portion	—	13	—	12
Total noncurrent financial assets	2	108	3	152
Current Financial Assets
Cash and cash equivalents	611	32,174	717	37,688
Short-term investments	1	53	22	1,138
Trade and other receivables – net	302	15,871	261	13,741
Current portion of derivative financial assets	3	165	3	183
Current portion of other financial assets	—	11	—	11
Total current financial assets	917	48,274	1,003	52,761
Total Financial Assets	919	48,382	1,006	52,913
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	303	15,962	336	17,668
Other noncurrent liabilities	—	11	—	12
Total noncurrent financial liabilities	303	15,973	336	17,680
Current Financial Liabilities
Accounts payable	416	21,910	415	21,797
Accrued expenses and other current liabilities	166	8,759	170	8,961
Current portion of interest-bearing financial liabilities	99	5,202	110	5,780
Current portion of derivative financial liabilities	1	30	2	80
Total current financial liabilities	682	35,901	697	36,618
Total Financial Liabilities	985	51,874	1,033	54,298

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php52.63 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Bankers Association of the Philippines as at March 31, 2019.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php52.56 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Bankers Association of the Philippines as at December 31, 2018.

As at May 8, 2019, the Philippine peso-U.S. dollar exchange rate was Php52.02 to US$1.00.  Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php40 million as at March 31, 2019.

Approximately 12% and 13% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at March 31, 2019 and December 31, 2018, respectively.  Our consolidated foreign currency-denominated debt decreased to Php20,839 million as at March 31, 2019 from Php23,352 million as at December 31, 2018.  See Note 21 – Interest-bearing Financial Liabilities.  The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts were US$56 million and US$46 million as at March 31, 2019 and December 31, 2018, respectively.  Consequently, the unhedged portion of our consolidated debt amounts was approximately 10% (or 7%, net of our consolidated U.S. dollar cash balances allocated for debt) and 12% (or 8%, net of our consolidated U.S. dollar cash balances allocated for debt) as at March 31, 2019 and December 31, 2018, respectively.

Approximately, 16% of our consolidated revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the three months ended March 31, 2019 as compared with approximately 15% for the three months ended March 31, 2018.  Approximately, 8% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for the three months ended March 31, 2019 as compared with approximately 15% for the three months ended March 31, 2018.  In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.  In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine pesos.

The Philippine peso depreciated by 0.13% against the U.S. dollar to Php52.63 to US$1.00 as at March 31, 2019 from Php52.56 to US$1.00 as at December 31, 2018.  As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php18 million and Php1,142 million for the three months ended March 31, 2019 and 2018, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until June 30, 2019.  Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 0.70% as compared to the exchange rate of Php52.63 to US$1.00 as at March 31, 2019.  If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 0.70% as at March 31, 2019, with all other variables held constant, profit after tax for the three months ended March 31, 2019 would have been approximately Php4 million lower/higher and our consolidated stockholders’ equity as at March 31, 2019 would have been approximately Php2.5 million lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts.  We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets.  Based on our assessment, new financing will be priced either on a fixed or floating rate basis.  We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.  Further details of the risk management strategy is recognized in our hedge designation documentation.  We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The impact of the hedging instruments on our consolidated statements of financial position as at March 31, 2019 and December 31, 2018 are as follows:

	Notional Amount	Carrying Amount	Line item in the Consolidated Statement
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
As at March 31, 2019 (Unaudited)
Interest rate swaps	290	18	Derivative financial assets – net of current portion
		126	Current portion of derivative financial assets
		(8)	Current portion of derivative financial liabilities
	290	136

As at December 31, 2018 (Audited)
Interest rate swaps	323	57	Derivative financial assets – net of current portion
		170	Current portion of derivative financial assets
	323	227

The impact of the hedged items on the consolidated statements of financial position as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019		December 31, 2018
	(Unaudited)		(Audited)
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$100M PNB	29	—	50	—
US$50M MBTC	13	—	24	—
US$200M MUFG Bank, Ltd.	37	—	55	—
	79	—	129	—

Smart:
2014 BTMU US$100M	(1)	—	(6)	—
2014 Mizuho US$50M	(1)	—	(2)	—
2015 Mizuho US$200M	(15)	1	(11)	—
2015 Mizuho US$100M	(6)	19	—	—
2013 Sumitomo US$120M	—	—	(3)	—
2013 BTMU US$50M	—	—	—	—
	(23)	20	(22)	—

The effect of the cash flow hedge in the consolidated income statements and statements of other comprehensive income as at March 31, 2019 and December 31, 2018 are as follows:

	Total hedging loss recognized in OCI	Line item in the Consolidated Income Statements
	(in million pesos)
Year Ended March 31, 2019 (Unaudited)
Interest rate swaps	118	Other comprehensive loss

Year Ended December 31, 2018 (Audited)
Interest rate swaps	179	Other comprehensive loss

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at March 31, 2019 and December 31, 2018.  Financial instruments that are not subject to interest rate risk were not included in the table.

As at March 31, 2019 (Unaudited)

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
U.S. Dollar	—	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—	—
Philippine Peso	3	—	—	—	—	3	150	—	150	3	150
Interest rate	4.8371%	—	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	14	—	—	—	—	14	747	—	747	14	747
Interest rate	0.0100% to 0.4240%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	34	—	—	—	—	34	1,789	—	1,789	34	1,789
Interest rate	0.05000% to 1.2500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	1	—	—	—	—	1	30	—	30	1	30
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	577	—	—	—	—	577	30,376	—	30,376	577	30,376
Interest rate	2.0000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	182	—	—	—	—	182	9,591	—	9,591	182	9,591
Interest rate	0.2500% to 7.0500%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	1	—	—	—	—	1	53	—	53	1	53
Interest rate	3.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	1	—	—	—	—	1	52	—	52	1	52
Interest rate	3.5000%	—	—	—	—	—	—	—	—	—	—
	813	—	—	—	—	813	42,788	—	42,788	813	42,788

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	2	15	7	—	—	24	1,287	1	1,286	25	1,300
Interest rate	1.4100%	2.8850%	2.8850%	—		—	—	—	—	—	—
Philippine Peso	184	378	48	780	1,249	2,639	138,878	263	138,615	2,381	125,338
Interest rate	4.9110% to 5.6038%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9000% to 6.7339%	4.2500% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	50	220	38	65	—	373	19,633	80	19,553	373	19,633
Interest rate	0.7900% to 1.1000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 0.9500% over LIBOR	0.7900% to 1.0500% over LIBOR	—	—	—	—	—	—	—
Philippine Peso	—	155	1	3	118	277	14,575	43	14,532	277	14,575
Interest rate*	—	0.5000% to 1.0000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	—	—	—	—	—	—
	236	768	94	848	1,367	3,313	174,373	387	173,986	3,056	160,846

As at December 31, 2018 (Audited)

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
U.S. Dollar	—	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	3	—	—	—	3	150	—	150	3	148
Interest rate	—	4.8371%	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	30	—	—	—	—	30	1,580	—	1,580	30	1,580
Interest rate	0.0100% to 0.2500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	57	—	—	—	—	57	3,017	—	3,017	57	3,017
Interest rate	0.05000% to 1.2500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	—	—	—	—	—	—	4	—	4	—	4
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	675	—	—	—	—	675	35,468	—	35,468	675	35,468
Interest rate	2.7000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	194	—	—	—	—	194	10,204	—	10,204	194	10,204
Interest rate	0.2500% to 7.0500%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	22	—	—	—	—	22	1,138	—	1,138	22	1,138
Interest rate	2.5000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	1	—	—	—	—	1	27	—	27	1	27
Interest rate	3.5000%	—	—	—	—	—	—	—	—	—	—
	979	3	—	—	—	982	51,588	—	51,588	982	51,586

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	2	15	7	4	—	28	1,483	1	1,482	28	1,502
Interest rate	1.4100%	2.8850%	2.8850%	2.8850%	—	—	—	—	—	—	—
Philippine Peso	234	123	319	730	1,232	2,638	138,637	278	138,359	2,319	121,868
Interest rate	4.9110% to 5.6038%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9000% to 6.7339%	4.2500% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	17	286	38	52	25	418	21,964	94	21,870	418	21,965
Interest rate	0.9500% to 1.1000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 0.9500% over LIBOR	0.7900% to 1.0500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	94	64	2	118	278	14,610	45	14,565	278	14,610
Interest rate*	—	0.5000% to 1.0000% over PHP BVAL	0.5000% to 1.0000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	—	—	—	—	—	—
	253	518	428	788	1,375	3,362	176,694	418	176,276	3,043	159,945

*	Effective October 29, 2018, PHP BVAL Reference Rate replaced PDST Reference Rates (PDST-R1 and PDST-R2).

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months.  Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 20% and 21% of our consolidated debts were variable rate debts as at March 31, 2019 and December 31, 2018, respectively.  Our consolidated variable rate debt decreased to Php34,208 million as at March 31, 2019 from Php36,575 million as at December 31, 2018.  Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of US$280 million and US$323 million as at March 31, 2019 and December 31, 2018, respectively, approximately 89% of our consolidated debts were fixed each as at March 31, 2019 and December 31, 2018.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until June 30, 2019.  Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points, or bps, and 20 bps higher/lower, respectively, as compared to levels as at March 31, 2019.  If U.S. dollar interest rates had been 10 bps higher/lower as compared to market levels as at March 31, 2019, with all other variables held constant, profit after tax for the three months ended March 31, 2019 and our consolidated stockholders’ equity as at March 31, 2019 would have been approximately Php729 thousand million and Php8 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.  If Philippine peso interest rates had been 20 bps higher/lower as compared to market levels as at March 31, 2019, with all other variables held constant, profit after tax for the three months ended March 31, 2019 and our consolidated stockholders’ equity as at March 31, 2019 would have been approximately Php1 million each lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations.  We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties.  It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties.  Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity.  Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	(in million pesos)
Financial assets at fair value through profit or loss	5,171	4,763
Derivative financial assets – net of current portion	95	140
Current portion of derivative financial assets	165	183
Total	5,431	5,086

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at March 31, 2019 and December 31, 2018.  The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements.  The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on the balance sheet, the gross exposure to credit risk equals their carrying amount.

	March 31, 2019 (Unaudited)
	Stage 1 Lifetime ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	51,038	9,247	—	60,285
Standard grade	1,364	6,178	—	7,542
Substandard grade	7	6,752	—	6,759
Default	135	1,513	15,951	17,599
Gross carrying amount	52,544	23,690	15,951	92,185
Less allowance	135	1,513	15,951	17,599
Carrying amount	52,409	22,177	—	74,586

	December 31, 2018 (Audited)
	Stage 1 Lifetime ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	58,299	8,776	—	67,075
Standard grade	1,470	7,881	—	9,351
Substandard grade	3	7,399	—	7,402
Default	236	1,595	14,908	16,739
Gross carrying amount	60,008	25,651	14,908	100,567
Less allowance	236	1,595	14,908	16,739
Carrying amount	59,772	24,056	—	83,828

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument.  Debt investment securities are generally unsecured.  Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines.  Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements.  Collateral usually is not held against investment securities, and no such collateral was held as at March 31, 2019 and December 31, 2018.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at March 31, 2019 and December 31, 2018:

	March 31, 2019 (Unaudited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:
Other financial assets	2,399	14	2,385
Debt instruments at amortized cost	150	—	150
Cash and cash equivalents	45,286	173	45,113
Short-term investments	105	—	105
Corporate subscribers	6,440	274	6,166
Domestic carriers	201	—	201
Foreign administrations	2,541	—	2,541
Retail subscribers	9,810	56	9,754
Dealers, agents and others	3,185	1	3,184
Financial instruments at FVPL:
Financial assets at fair value through profit or loss	6,832	—	6,832
Other financial assets	5,171	—	5,171
Interest rate swap	143	—	143
Long-term currency swap	77	—	77
Forward foreign exchange contracts	22	—	22
Currency swap	18	—	18
Financial assets at FVOCI:
Debt instruments at fair value through profit or loss	4,469	—	4,469
Total	86,849	518	86,331

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at March 31, 2019.

	December 31, 2018 (Audited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:
Other financial assets	2,450	—	2,450
Debt instruments at amortized cost	150	—	150
Cash and cash equivalents	51,654	187	51,467
Short-term investments	1,165	—	1,165
Retail subscribers	9,620	55	9,565
Corporate subscribers	6,564	273	6,291
Foreign administrations	3,306	—	3,306
Domestic carriers	193	—	193
Dealers, agents and others	4,373	1	4,372
Financial instruments at FVPL:
Other financial assets	6,833	—	6,833
Financial assets at fair value through profit or loss	4,763	—	4,763
Interest rate swap	227	—	227
Long-term currency swap	83	—	83
Currency swap	13	—	13
Financial assets at FVOCI:
Debt instruments at fair value through profit or loss	4,353	—	4,353
Total	95,747	516	95,231

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2018.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at March 31, 2019 and December 31, 2018:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
March 31, 2019 (Unaudited)
Financial instruments at amortized cost:	87,716	55,816	7,542	6,759	17,599
Other financial assets	2,534	1,236	1,156	7	135
Debt instruments at amortized cost	150	150	—	—	—
Cash and cash equivalents	45,286	45,078	208	—	—
Short-term investments	105	105	—	—	—
Retail subscribers	20,059	4,487	3,358	1,965	10,249
Corporate subscribers	11,457	2,820	1,074	2,546	5,017
Foreign administrations	3,502	491	700	1,350	961
Domestic carriers	277	81	40	80	76
Dealers, agents and others	4,346	1,368	1,006	811	1,161
Financial instruments at FVPL:	12,263	12,154	109	—	—
Other financial assets	6,832	6,832	—	—	—
Financial assets at fair value through profit or loss	5,171	5,062	109	—	—
Interest rate swap	143	143	—	—	—
Long-term currency swap	77	77	—	—	—
Forward foreign exchange contracts	22	22	—	—	—
Currency swap	18	18	—	—	—
Financial assets at FVOCI:	4,469	4,469	—	—	—
Debt instruments at fair value through other comprehensive income	4,469	4,469	—	—	—
Total	104,448	72,439	7,651	6,759	17,599

(1)

This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)

This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2018 (Audited)
Financial instruments at amortized cost:	96,214	62,722	9,351	7,402	16,739
Other financial assets	2,686	1,221	1,226	3	236
Debt instruments at amortized cost	150	150	—	—	—
Cash and cash equivalents	51,654	51,410	244	—	—
Short-term investments	1,165	1,165	—	—	—
Retail subscribers	19,444	4,125	3,577	1,918	9,824
Corporate subscribers	11,073	2,806	1,519	2,239	4,509
Foreign administrations	4,225	593	850	1,863	919
Domestic carriers	270	29	49	115	77
Dealers, agents and others	5,547	1,223	1,886	1,264	1,174
Financial instruments at FVPL:	11,919	11,806	113	—	—
Other financial assets	6,833	6,833	—	—	—
Financial assets at fair value through profit or loss	4,763	4,650	113	—	—
Interest rate swap	227	227	—	—	—
Long-term currency swap	83	83	—	—	—
Currency swap	13	13	—	—	—
Financial assets at FVOCI:	4,353	4,353	—	—	—
Debt instruments at fair value through other comprehensive income	4,353	4,353	—	—	—
Total	112,486	78,881	9,464	7,402	16,739

(1)

This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)

This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

The aging analysis of past due but not impaired class of financial assets as at March 31, 2019 and December 31, 2018 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
March 31, 2019 (Unaudited)
Financial assets at amortized cost:	87,716	63,358	3,040	579	3,140	17,599
Other financial assets	2,534	2,392	—	—	7	135
Debt instruments at amortized cost	150	150	—	—	—	—
Cash and cash equivalents	45,286	45,286	—	—	—	—
Short-term investments	105	105	—	—	—	—
Retail subscribers	20,059	7,845	1,602	94	269	10,249
Corporate subscribers	11,457	3,894	1,115	314	1,117	5,017
Foreign administrations	3,502	1,191	182	63	1,105	961
Domestic carriers	277	121	21	10	49	76
Dealers, agents and others	4,346	2,374	120	98	593	1,161
Financial instruments at FVPL:	12,263	12,263	—	—	—	—
Other financial assets	6,832	6,832	—	—	—	—
Financial assets at fair value through profit or loss	5,171	5,171	—	—	—	—
Interest rate swap	143	143	—	—	—	—
Long-term currency swap	77	77	—	—	—	—
Forward foreign exchange contracts	22	22	—	—	—	—
Currency swap	18	18	—	—	—	—
Financial assets at FVOCI:	4,469	4,469	—	—	—	—
Debt instruments at fair value through other comprehensive income	4,469	4,469	—	—	—	—
Total	104,448	80,090	3,040	579	3,140	17,599

December 31, 2018 (Audited)
Financial assets at amortized cost:	96,214	72,073	3,262	398	3,742	16,739
Other financial assets	2,686	2,447	—	—	3	236
Debt instruments at amortized cost	150	150	—	—	—	—
Cash and cash equivalents	51,654	51,654	—	—	—	—
Short-term investments	1,165	1,165	—	—	—	—
Retail subscribers	19,444	7,702	1,747	62	109	9,824
Corporate subscribers	11,073	4,325	957	101	1,181	4,509
Foreign administrations	4,225	1,443	139	131	1,593	919
Domestic carriers	270	78	52	21	42	77
Dealers, agents and others	5,547	3,109	367	83	814	1,174
Financial instruments at FVPL:	11,919	11,919	—	—	—	—
Other financial assets	6,833	6,833	—	—	—	—
Financial assets at fair value through profit or loss	4,763	4,763	—	—	—	—
Interest rate swap	227	227	—	—
Long-term currency swap	83	83	—	—	—	—
Currency swap	13	13	—	—	—	—
Financial assets at FVOCI:	4,353	4,353	—	—	—	—
Debt instruments at fair value through other comprehensive income	4,353	4,353	—	—	—	—
Total	112,486	88,345	3,262	398	3,742	16,739

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares.  Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas.  On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends, although we amended our dividend policy to reduce the regular dividend payout to 60% of core EPS in 2016.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS.  As part of the dividend policy, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks.  Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios.  In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the three months ended March 31, 2019 and 2018.

30.	Notes to the Statement of Cash Flows

The following table shows the changes in liabilities arising from financing activities as at March 31, 2019 and December 31, 2018:

	January 1, 2019		Foreign exchange		March 31, 2019
	(Audited)	Cash flows	movement	Others	(Unaudited)
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	176,276	(2,320)	(1)	31	173,986
Long-term financing for capital expenditures (Note 23)	2,965	—	—	(159)	2,806
Accrued interests and other related costs	1,347	(1,703)	—	1,766	1,410
Dividends	1,533	(15)	—	7,793	9,311
	182,121	(4,038)	(1)	9,431	187,513

	January 1, 2018		Foreign exchange		December 31, 2018
	(Audited)	Cash flows	movement	Others	(Audited)
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	172,611	1,722	1,723	220	176,276
Long-term financing for capital expenditures (Note 23)	5,580	—	—	(2,615)	2,965
Accrued interests and other related costs	1,176	(6,614)	—	6,785	1,347
Dividends	1,575	(13,928)	—	13,886	1,533
	180,942	(18,820)	1,723	18,276	182,121

Others include the effect of accretion of long-term borrowings, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.